PART II

OFFERING MEMORANDUM DATED JUNE 6, 2024



MRH CF, LLC - Series Lahaina Luck 22
2456 Fortune Drive Suite 110, Lexington KY 40509
https://myracehorse.dalmoredirect.com/lahaina-luck-22/

Up to $480,000.00 of Series LLC Interests

Minimum Investment Amount: $60 or 1 Series LLC Interest

The minimum subscription by an Investor is 1 Interest. Notwithstanding the foregoing, the Manager has discretion to increase the minimum subscription by an Investor to greater than 1 Interest.

MRH CF, LLC - Series Lahaina Luck 22 ("MRH CF, LLC", "MRH", "MyRacehorse" "the Company," "we," or "us"), is offering up to $480,000.00 worth of Series LLC Interests (the "Interests") with a minimum target of $120,000.00.

MRH CF, LLC - Series Lahaina Luck 22 owns an 80% interest in Lahaina Luck 22, a race horse which is the sole asset of MRH CF, LLC - Series Lahaina Luck 22. Lahaina Luck 22 is a 2022 colt of Improbable (sire) and Lahaina Luck (Dam).

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

MRH CF, LLC was formed in the State of Delaware as a series limited liability company on August 24, 2023. Since our inception, we have been engaged primarily in acquiring a collection of horses for use in racing (each, an "Underlying Asset"). For this offering, when we refer to "the Company," we are referring to one individual series of MRH CF, LLC: Series – Lahaina Luck 22. MRH CF, LLC, through individual series, takes ownership in a particular racehorse or group of racehorses. By doing so, the Company's goal is to democratize the ownership of such racehorses, and allow fans to experience the thrill, perks and benefits of racehorse ownership at a fraction of the historical cost. This includes everything from the behind the scenes engagements with the racehorse, the jockey and trainers as well as exclusive on-track experiences, and a portion of financial gains that the ownership in such racehorse potentially creates if its breeding rights are sold, if it wins a "purse" at a racing event, if marketing or sponsorship ads are sold, or if it is claimed or sold.

Experiential Squared, Inc., a Delaware corporation, will serve as the manager of the Company and of each series (the "Manager" or "Experiential") pursuant to a Management Services Agreement (the "Management Agreement") attached to this Offering Memorandum as Exhibit H. Experiential offers horse racing management services. Experiential employs a team of experts in horse racing management including a resident veterinarian, and numerous racing and bloodstock experts. These experts have significant experiences, buying, selling and managing racehorses. Experiential also owns and operates a web platform and a mobile app-based investment platform called MyRacehorse™ (the MyRacehorse™ platform and any successor platform used by the Company for the offer and sale of interests, will be referred to as the "MyRacehorse™ Platform"), which is licensed to the Company pursuant to the terms of the Management Agreement, through which the Interests are sold.

The Manager and/or its affiliates may, from time to time, purchase Interests at their discretion on the same terms and conditions as the Investors. The Company, the Manager, its affiliates and/or third parties may also (1) acquire horses that are listed on MyRacehorse.com pursuant to a promissory note between the Series and lender or (2) have the Series acquire the horses upon close of the respective offering. In many instances, said lender will have a right, prior to completion of the Offering.

Horse Description – Lahaina Luck 22

Summary Overview

- Lahaina Luck 22 is a 2022 colt of Improbable (Sire) and Lahaina Luck (Dam).
- Lahaina Luck 22 was foaled on April 10, 2022.
- Lahaina Luck 22 has a limited track record under which to assess its performance.
- Current horse value set at $210,000.00 with the Company holding a 80% stake in Lahaina Luck 22 acquired via loan from the Manager.
- Lahaina Luck 22 represents the name of its Dam (Lahaina Luck) and the year of his foaling (2022). The colt will be renamed at a later date and will be registered with the Jockey Club.

Co-Ownership Description

As set forth in the Equine Co-Ownership Agreement for Lahaina Luck 22 attached to this Offering Memorandum as Exhibit E, the Company will hold a 80% stake in Lahaina Luck 22. The Manager will serve as the syndicate/co-ownership manager and will have the right to assign the racing manager, training schedule, and other day-to-day rights. The Manager is ultimately responsible for executing such decisions and trainers, stable hands, veterinarians, etc. managed or paid by the Company handle ordinary day-to-day activities, subject to the authority of the Manager. The co-owners (which, for the avoidance of doubt, are not the series members) will have voting rights as it relates to Lahaina Luck 22 related to selling the horse, breeding the horse, gelding the horse, marketing and sponsorships and racing in claiming races.

Management Performance Bonus

For Lahaina Luck 22, the Manager shall receive a Management Performance Bonus, which amounts to 10% of all Gross Proceeds from stakes races only. Separately, in connection with a final sale of Lahaina Luck 22 and in addition to the Management Performance Bonus that the Manager receives, upon the sale of Lahaina Luck 22 the Manager shall receive 5% of the Final Sale Gross Proceeds if Lahaina Luck 22 has depreciated, and 20% of the Final Sale Gross Proceeds if Lahaina Luck 22 has appreciated.

Employees

The Company has no employees and is managed by Experiential Squared, Inc. See the **MANAGEMENT** section.

Regulation

Horse racing is regulated by the individual states and has very few centralized governing entities.

The supervision and regulation of horse racing and pari-mutuel wagering are principally governed by state law, which varies from state to state. A horse racing board or commission is the state governmental authority that oversees horse racing, pari-mutuel wagering, and related activities for the purpose of, among other things, ensuring the integrity of racing within the state. In general, state racing commissions have authority to supervise and regulate the following activities associated with horse racing:

- The conduct of all horse racing activities at licensed racetracks within the state, including scheduling meets, setting standards for tracks and grounds, and inspecting racing facilities;

- The conduct of pari-mutuel wagering and the amount of purses, stakes, or awards to be offered;

- Licensing requirements and procedures and for participation by owners, jockeys, trainers, and others;

- Oversight of the health and sound racing condition of racehorses;

- Restricting or prohibiting the use and administration of drugs or stimulants or other improper acts to horses before participating in a race;

- Maintaining and operating facilities for drug testing;

- Establishing safety standards for jockeys and racing equipment;

- Setting minimum fees for jockeys to be effective in the absence of a contract between an employing owner or trainer and a jockey;

- Requiring racetrack operators to file financial information and a list of their stockholders or other persons holding a beneficial interest in the organization; and

- Enforcing statutes and regulations governing horse racing, including adjudicatory power to conduct hearings, issue subpoenas and impose penalties for violations, such as suspension or revocation of licenses, fines, and forfeiture of purses.

The National Racing Compact was created as an independent, interstate governmental entity (the Association of Racing Commissioners International), composed of pari-mutuel racing regulators from participating states, to set standards for individual licenses, accept applications and fingerprints, analyze criminal history information, and issue a national license. The national license is recognized by the 15 compact member states and nine other states that have elected to recognize the national license or the application for the license to a lesser degree.

The Association of Racing Commissioners International was formed in 1947 to "encourage forceful and honest nationwide control of racing for the protection of the public." The goals of the organization are to facilitate reciprocity in enforcing each other's official rulings (penalties) and uniform rules and practices. From the beginning, the Association has functioned as a repository and redistribution center for all official rulings by stewards and racing commissioners.

The Horseracing Integrity and Safety Act (HISA) was passed at the end of 2020 to create uniform national standards for Thoroughbred racing in the areas of racetrack safety and medication. The effort was prompted by growing public concern about safety of racehorses and riders resulting from an unusual spate of breakdowns at Santa Anita between July 1, 2018, and November 30, 2019, when fifty-six horses died or were euthanized because of injuries suffered at the track. Although the issue was of concern at all racetracks across the nation with similar safety records, the Santa Anita cluster of injuries and deaths galvanized the opponents to racing and the press to elevate the issue significantly. Contributing to the impetus for the legislation were several high-profile trainers involved with medication issues in stakes races of national interest (including the Kentucky Oaks, the Arkansas Derby and the Kentucky Derby) and the indictment of several east coast trainers alleged to have used and trafficked in illegal performance enhancing substances resulting from an FBI undercover operation. These events cast a shadow over racing's reputation and were the subject of increased media scrutiny forcing industry leaders to act.[1]

HISA created the Horseracing Integrity and Safety Authority (the "Authority"), a "private, independent, self-regulatory, nonprofit corporation" purposed to develop and implement "a horseracing anti-doping and medication control program and a racetrack safety program...."[2] Two standing committees of the Authority will prescribe rules for each of the two target areas of concern.[3] The Racetrack Safety Committee will establish a horseracing safety program, while The Anti-Doping and Medication Committee will help the Authority establish a medication control policy.[4] The Authority only covers Thoroughbred horses, leaving the coverage of other breeds to individual racing commissions or breed governing organizations.[5]

The Authority is charged to seek an agreement with the United States Anti-Doping Agency (USADA) under which USADA will serve "as the anti-doping and medication control enforcement agency," but will have no hand in prescribing drug rules.[6] The Authority could not come to an agreement with USADA, but consistent with its mandate to identify and contract with an entity of comparable reputation to perform drug testing services, Drug Free Sport International was retained as the HISA drug enforcement arm. The Federal Trade Commission (FTC) will serve as an oversight body to the Authority and the FTC must approve all substantive and procedural rules of the Authority.[7] The FTC also decides appeals from final decisions of the Authority.[8]

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[1] https://www.hisaus.org/about; https://www.albanylaw.edu/government-law-center/news/understanding-the-horseracing-integrity-and-safety-act-and-new-era.

[2] HISA § 1203(a).

[3] Bennett Liebman, *Introducing the Horseracing Integrity and Safety Act and a New Era of Racing Regulation*, 32 NYSBA Entertainment, Arts and Sprots Law Journal 64 (2021), https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3780750.

[4] *Id..*; HISA § 1207(B).

[5] HISA § 1205(l).

[6] HISA § 1205(e)(1)(A).

[7] HISA § 1204, 1205(c)(2); https://www.hisaus.org/regulations.

[8] HISA § 1209.

Two significant legal challenges [9] [10] to HISA have been dismissed by the courts for various reasons, but there has been significant resistance to HISA's implementation by several racing states, most notably Texas, which has refused to allow HISA to regulate racing within its borders, citing legal constraints by its own state racing law. [11] HISA has delayed the implementation of its anti-doping enforcement regulations until at least January 1, 2023, and has deferred some safety provisions (notably the implementation of the riding crop [12] and horse shoe specifications [13]) due to unforeseen supply issues and other logistical challenges. There may be further delays in the implementation of HISA, and it is likely there will be another round of litigation once the July 1, 2022 Safety Rules, or the January 1, 2023 anti-doping regulations are implemented. The inability for regulatory issues related to HISA could result in interruptions to the racing calendar and could result in lost racing opportunities for Commonwealth's horses.

Intellectual Property

None

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company does not lease any property. The Company is currently without a headquarters while management works remotely.

Due Diligence

Due diligence by CrowdCheck, Inc.



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[9] https://www.americanfarriers.com/articles/12520-equine-group-files-a-federal-lawsuit-to-halt-the-horseracing-integrity-and-safety-act.

[10] https://www.americanfarriers.com/articles/12640-horseracing-safety-and-integrity-act-faces-another-federal-lawsuit.

[11] https://www.bloodhorse.com/horse-racing/articles/259076/hisa-texas-clashing-over-regulatory-lines; https://www.bloodhorse.com/horse-racing/articles/259593/texas-racing-commission-issues-memo-defiant-to-hisa.

[12] https://www.bloodhorse.com/horse-racing/articles/259775/ky-horsemen-air-hisa-concerns-at-churchill-meeting.

[13]https://www.americanfarriers.com/articles/13376-hisa-delaying-implementation-of-thoroughbred-racetrack-shoeing-rules.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Relating to the Company:

An investment in our Interests is a speculative investment and, therefore, no assurance can be given that you will realize your investment objectives.

No assurance can be given that Investors will realize a return on their investments on their Interests or that they will not lose their entire investment in their Interests. For this reason, each prospective subscriber for the Interests should carefully read this Offering Memorandum. All such persons or entities should consult with their legal and financial advisors prior to making an investment in the Interests.

The company's financial statements include a "going concern" note.

MRH CF, LLC is a business that has not yet generated profits since inception, has members' deficit as of December 21, 2023 amounting to $75,641.00, and is dependent upon its Manager for financing its operations. The Company's financial performance is impacted by several key factors. Expenses such as training and care, veterinary, and depreciation are incurred from the date of acquisition; however, Company revenues will not commence until horses begin racing. Additionally, as horses continue to mature, the Company will have increased opportunities to generate greater revenue to offset its ongoing expenses. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

In making this assessment, management weighed the significance of the factors, conditions, and events considered. Management based the conclusion primarily on the inception-to-date cumulative losses. These factors were determined to be the primary drivers of the Company's ability to sustain its operating costs in the near term. Management also performed an analysis of its operations through the issuance of these financial statements and funding options currently available to it, including a line of credit available to its Series Manager and its Series Manager's ability and intent to fund any operational needs for the coming year.

Management concluded that its plans successfully alleviate the substantial doubt to the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

An investment in an Offering constitutes only an investment in that Series and not in the Company, any other Series or the Underlying Asset.

A purchase of Interests in a Series does not constitute an investment in the Company, any other Series of the Company, or the Underlying Asset directly. This results in limited voting rights of the Investor, which are solely related to such Series. Investors will have voting rights only with respect to certain matters, primarily relating to the removal of the Manager for "cause." The Manager thus retains significant control over the management of the Company and the Underlying Asset. Furthermore, because the Interests in a Series do not constitute an investment in the Company as a whole, holders of the Interests in the Series will not receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series. In addition, the economic interest of a holder in a Series will not be identical to owning a direct undivided interest in the applicable Underlying Asset because, among other things, a Series may be required to pay corporate taxes before distributions are made to the holders, and the Manager will receive a fee in respect of its management of the applicable Underlying Asset.

There is no public trading market for our securities.

There is currently no public trading market for any of our Interests, and we do not intend or expect that any such market will ever develop. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price. Even if a public market does develop, the market price could decline below the amount you paid for your Interests.

There may be state law restrictions on an Investor's ability to sell the Interests.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by the broker-dealers, if any, who agree to facilitate sales of our Interests. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Interests. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

Limited operating history.

The Company was formed in 2023 and the series, Lahaina Luck 22, was formed in 2024, and has a relatively limited operating history upon which prospective Investors may evaluate their performance. No guarantee can be given that the Company and any Series will achieve their investment objectives, the value of any Underlying Asset will increase or that any Underlying Asset will be successfully monetized.

Limited Investor appetite.

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Series or future proposed Series. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives by acquiring additional interests in underlying assets through the issuance of further Series and monetizing them together with interests in such Underlying Assets to generate distributions for Investors. In addition, if the Company is unable to raise funding for additional Series, this may impact any Investors already holding interests as they will not see the benefits which arise from economies of scale following the acquisition by other Series of additional underlying assets and other monetization opportunities (e.g., Membership Experience Programs - hosting events with the race horses, winners circle access, race day privileges, group discounts on insurance, reduction in offering costs, etc.).

Offering amount exceeds value of Underlying Asset.

The size of each Offering will exceed the purchase price of such Series' interest in the applicable Underlying Asset as at the date of such Offering (as the proceeds of each Offering in excess of the purchase price of the applicable Underlying Asset will be used to pay fees, costs and expenses incurred in making each Offering, acquiring the interest in the applicable Underlying Asset, Due Diligence Fees, Broker Fee, Experiential Fee and Operating Expenses). If the applicable Underlying Asset had to be sold and there has not been substantial appreciation of the applicable Underlying Asset prior to such sale, there may not be sufficient proceeds from the sale of the applicable Underlying Asset to repay Investors the amount of their initial investment (after first paying off any liabilities on the horse at the time of the sale including but not limited to any outstanding Operating Expenses Reimbursement Obligation or Kickers or other contractual obligations in Co-Ownership Agreements) or any additional profits in excess of this amount.

Excess Operating Expenses

Operating Expenses related to a particular Series incurred after the acquisition of the Underlying Asset shall be the responsibility of the Series. The Company maintains a reserve for estimated Operating Expenses for the Underlying Asset.

The Manager may incur liabilities related to Operating Expenses on behalf of the Series and will be entitled to reimbursement of such amount from future revenues of the Underlying Asset.

If the Operating Expenses of a particular Series exceed the amount of revenues generated from the interest in the Underlying Asset of such Series, the Manager retains discretion to also (a) loan the amount of the Operating Expenses to such Series, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and/or (b) cause additional Interests to be issued in order to cover such additional amounts.

If additional Interests are issued in a particular Series, this would dilute the current value of the Interests held by existing Investors and the amount of any future distributions payable to such existing Investors.

In any event, an Interest Holder will be liable only to the extent of their agreed upon capital contributions and, if no such capital remains at dissolution, such Interest Holder will not be liable for the failure of a Series to repay its underlying debt or liabilities, including the Operating Expenses Reimbursement Obligations.

Inability to obtain additional short-term capital may restrict future operations of the Company.

The Company has funded and continues to intend to fund its operations, including those of its Series with funding from this Regulation CF offering campaign and loans from its Manager and funds from revenue producing activities, if and when such can be realized. If the Company cannot continue to secure additional short-term capital, it may cease operations.

Reliance on the Manager and its personnel.

The successful operation of the Company (and therefore, the success of the Interests) is in part dependent on the ability of the Manager to source, acquire and manage the Underlying Assets. Experiential Squared, Inc. has been in existence since June 2016 and could be considered an early-stage company with a limited operating history within the horse racing sector.

The success of the Company (and therefore, the Interests) will be highly dependent on the expertise and performance of the Manager and its team, its expert network and other professionals (which include third party experts) to find, acquire, manage and utilize the Underlying Assets. While the Manager has a team of employees and independent contractors with extensive experience in the equine racing world, there can be no assurance that these individuals will continue to be associated with the Manager. The loss of the services of one or more of these individuals could have a material adverse effect on the Underlying Assets and, in particular, their ongoing management and use to support the investment of the Interest Holders.

Furthermore, the success of the Company and the value of the Interests is dependent on there being critical mass from the market for the Interests and that the Company is able to acquire a number of underlying assets in multiple series of interests so that the Investors can benefit from economies of scale which arise from holding more than one Underlying Assets (e.g., a reduction in offering costs if a large number of Underlying Assets are listed on subsequent offering circulars at the same time). In the event that the Company is unable to source additional

Underlying Assets due to, for example, competition for such Underlying Assets or lack of Underlying Assets available in the marketplace, then this could materially impact the success of the Company and its objectives of acquiring additional Underlying Assets through the issuance of further series of interests and monetizing them together with the Underlying Assets at the Membership Experience Programs to generate distributions for Investors.

Liability of Investors between series of interests.

The Company is structured as a Delaware series limited liability company that issues a separate series of interests for each Underlying Asset. Each Series will merely be a separate series and not a separate legal entity. Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation. If the Company's series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all Investors and not just those who hold the same series of interests as them. The consequence of this is that Investors may have to bear higher than anticipated expenses which would adversely affect the value of their Interests or the likelihood of any distributions being made by a particular Series to its Investors. In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 86.296(3) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series of interests should be applied to meet the liabilities of the other series of interests or the liabilities of the Company generally where the assets of such other series of interests or of the Company generally are insufficient to meet our liabilities.

If any fees, costs and expenses of the Company are not allocable to a specific Series, they will be borne proportionately across all of the Series (which may include future Series and Interests yet to be issued). Although the Manager will allocate fees, costs and expenses acting reasonably and in accordance with its sole discretion, there may be situations where it is difficult to allocate fees, costs and expenses to a specific series of interests and therefore, there is a risk that a series of interests may bear a proportion of the fees, costs and expenses for a service or product for which another series of interests received a disproportionately high benefit.

Uncertain taxes in other jurisdictions.

Some states charge annual fees for each series within the LLC when the series LLC operates as a foreign LLC in their jurisdiction. California, for example, charges $800 per series for foreign series LLCs.

Potential breach of the security measures of the MyRacehorse™ Platform.

The highly automated nature of the MyRacehorse™ Platform through which potential Investors may acquire interests may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. The MyRacehorse™ Platform processes certain confidential information about Investors, the Horse Sellers and the underlying assets. While we intend to take commercially reasonable measures to protect the confidential information and maintain appropriate cybersecurity, the security measures of the MyRacehorse™ Platform, the Company, the Manager or the Company's service providers (including Dalmore) could be breached. Any accidental or willful security breaches or other unauthorized access to the MyRacehorse™ Platform could cause confidential information to be stolen and used for criminal purposes or have other harmful effects. Security breaches or unauthorized access to confidential information could also expose the Company to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity, or loss of the proprietary nature of the Manager's and the Company's trade secrets. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the MyRacehorse™ Platform software are exposed and exploited, the relationships between the Company, Investors, users and the Horse Sellers could be severely damaged, and the Company or the Manager could incur significant liability or have their attention significantly diverted from utilization of the underlying assets, which could have a material negative impact on the value of interests or the potential for distributions to be made on the interests.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, the Company, and other third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause Investors, the Horse Sellers or service providers within the industry, including insurance companies, to lose confidence in the effectiveness of the secure nature of the MyRacehorse™ Platform. Any security breach, whether actual or perceived, would harm the reputation of the Company and the MyRacehorse™ Platform and the Company could lose Investors and the Horse Sellers. This would impair the ability of the Company to achieve its objectives of acquiring additional underlying assets through the issuance of further series of interests and monetizing them together with the Underlying Asset at the Membership Experience Programs.

The Manager will have sole discretion to determine whether and when an Investor will receive distributions of Distributable Cash, and the amounts distributed.

The Manager will have sole discretion in determining what distributions of Distributable Cash, if any, are available to the Interest Holders of a Series once Distributable Cash is generated by a Series from the utilization of the Underlying Asset, but only after the Manager has reserved amounts reasonably believed to adequately meet any future contemplated obligations or contingencies, in the manner and priority as further described in this Offering Memorandum. As revenue generated by a Series from the utilization of the Underlying Asset is intermittent and highly unpredictable, and therefore, planning for a Series' future cash needs will require the Manager to exercise substantial judgment as to the amounts of Distributable Cash reasonably available at any time for distribution to the Interest Holders. Investors should not expect to receive distributions regularly, if at all, and should understand that any investment in the Interest for each respective Series involves a high degree of risk, including the possibility that each Investor may not realize a return on the Investor's investment, or that the Investor's investment could lose some or all its value. For these reasons, distribution rights and distributions of Distributable Cash may be significantly limited.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to penalties.

We will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are an emerging growth company and are exempt from registration under the Securities Act. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

Impact of non-compliance with regulations.

As of the date of the Offering Memorandum, the Interests are being sold through Dalmore, which will act as the broker/dealer of record and is a registered broker/dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and Member FINRA/SIPC. In addition, if the Manager is required to register as a 'broker-dealer', there is a risk that any Series of Interests offered and sold while the Manager was not registered may be subject to a right of rescission, which may result in the early termination of the Series of Interests.

Furthermore, the Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and the Manager is not registered and will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"), and thus the Interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. The Company and the Manager have taken the position that the underlying assets are not "investment securities" within the meaning of the of the Investment Company Act or the Investment Advisers Act. Further, the Company, any Series, the Manager, and/or any of their respective affiliates intend that no Series will hold underlying assets in which the Manager has limited or no management control, so that it is not considered to be an investment company within the meaning of the Investment Company Act. These positions, however, are based upon applicable case law that is inherently subject to judgments and interpretation. If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager may be forced to liquidate and wind up each Series or rescind the Offerings for any of the Series or the offering for any other series of interests.

Possible Changes in Federal Tax Laws.

The Internal Revenue Code (the "Code") is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting the Company, a series, or an investment in any series of interest of the Company would be limited to prospective effect. Accordingly, the ultimate effect on an Investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

We have elected to delay compliance with certain new or revised financial accounting standards.

We have elected to delay compliance with the new revenue recognition accounting standard, ASC Topic 606 Revenue from Contracts with Customers, which took effect on January 1, 2018 until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Management does not believe the provisions of ASC Topic 606 will have a material impact on our financial position or results of operations, but some Investors may view this as a lack of access to certain information they may deem important.

Risks Relating to the Horse Racing Industry

There can be no assurances that the value of the racehorse which is owned by the Series will not decrease in the future which may have an adverse impact on the Company's or an Individual Series' activities and financial position.

The business of owning, training and racing horses is a high-risk venture. There is no assurance that any horse and therefore any interest in such horse acquired by the Series will be successful. Horses are subject to aging, illness, injury and disease which may result in permanent or temporary retirement from racing, restrictions in racing schedules, layups, and even natural death or euthanasia of the animal. There can be no assurances that the value of the interest in such Underlying Asset which may be acquired and owned by a Series, will not decrease in the future or that a Series will not subsequently incur losses on the racing careers or sale or other disposition of any or all of the horses which such Series may acquire. No combination of management ability, experience, knowledge, care or scientific approach can avoid the inherent possibilities of loss.

While the Company believes that there is a market for horse breeding, training and racing, such a market is highly volatile. The horse industry is dependent upon the present and future values of horses and of the Company's and Series' horse(s) in particular. The Company can provide no assurance that it will be successful in its proposed activity. The expenses incurred may result in operating losses for a Series and there is no assurance that a Series will generate profits or that any revenues generated will be sufficient to offset expenses incurred or would result in a profit to a Series. As a result, it is possible that Investors will lose all or a substantial part of their investment in a Series. Additionally, there is no assurance that there will be any cash available for distribution.

The valuation of racehorses is a highly speculative matter and the market for racehorses is extremely volatile. If the valuation of an individual Series' horse decreases the individual Series will still be responsible for the expenses of maintaining, training and racing the horse at lower level races or smaller venues which could negatively impact the revenues from the horse.

The valuation of horses (particularly racehorses) is a highly speculative matter and prices fluctuated widely, particularly in recent years. The success of the Company, and each an individual Series, is dependent upon the present and future values of racehorses generally, and of the Series' racehorses in particular, the racing industry in general, as well as the racing success of the Underlying Assets. Although the future value of horses generally cannot be predicted, it will be affected by general economic conditions such as inflation, employment, recessions, tariffs, unstable or adverse credit market conditions, other business conditions, the amount of money available for investment purposes, and the continued interest of Investors and enthusiasts in the racehorse industry. In the past, there has been growing foreign investment in certain types of racehorses, and the continued ability of foreign Investors to acquire horses is subject to change due to economic, political or regulatory conditions, if and when applicable. Possible regulatory government regulations could include the regulation of the horse racing industry (including the Horseracing Integrity and Safety Act (HISA)) and pari-mutuel wagering, as first described in "Government Regulation" set forth below. The value of racehorses is also subject to federal income tax treatment of racing and related activities, the continuation or expansion of legalized gambling and the size of racing purses, all which cannot be predicted. The expense of maintaining, boarding, training and racing horses can be expected to increase during the term of a Series or the Company, regardless of what happens to the future market price of racehorses or the performance of the Series' racehorse(s). Further, there is always a risk of liability for damages caused by the Underlying Assets to other persons or property.

The cost of racing is unpredictable and speculative and may negatively impact the Company's and each individual Series' ability to generate revenue.

Operation costs, labor rates and other variable costs, such as costs of feed and grain and costs of transporting animals are all subject to inflationary pressures and may increase over time to an extent which may not be matched by increases in revenue. To date, in the current high inflation market, the Company has seen some slight increases in training and care costs, which may result in the Company requiring an increase in the amount of cash its reserves for future Operating Expenses. Such inflationary pressures have not currently resulted in a material impact to the Company's operations or the reserves the Company holds for existing Series. The racehorse industry, like other industries, is subject to labor disputes, labor shortages, and government intervention, changes in laws, licensing or regulatory restrictions may adversely impact the availability of grooms, trainers, jockeys and other horse industry workers. Adverse weather, disease, war and economic conditions may result in unforeseen circumstances including, without limitation, restrictions on attendance at a particular race or racetrack, ability to transport the horses, and increases in costs or decreases in revenues. Changes in government regulations, whether or not relating to the horse racing industry, may result in additional expenses or reduced revenue from operations.

If a horse is unsuccessful in racing, becomes sick or injured, the Underlying Asset's value will be adversely affected which may have a negative impact on the Company's and such individual Series' valuation and its revenue.

Horse racing is extremely speculative and expensive. Horses often must be transported to various tracks and training centers throughout the United States and are exposed to dangers inherent in travel and training including illness, injury or death. A horse in which a Series has an interest attempts to earn enough through racing to cover expenses of boarding and training. If a horse in which a Series has an interest is unsuccessful in racing, its value will be adversely affected. Furthermore, revenues from racing are dependent upon the size of the purses offered. The size of the purses depends in general on the extent of public interest in horse racing, and in particular on the relative quality of the specific horses in contention in any specific meeting or race. Although public interest has been strong in recent years, there is no assurance that public interest will remain constant, much less increase.

Legalized gambling proliferating in many states threatens to curtail interest in horse racing as a means of recreation. In addition, there is no assurance that the horse in which a Series has an interest will be of such quality that they may compete in any races which offer purses of a size sufficient to cover such Series' expenses.

Horse racing could be subjected to restrictive regulation* or *banned entirely which could adversely affect the conduct of the Company's business.

The racing future of and/or market for the horses in which the Company and/or a Series' has an interest depends upon continuing governmental acceptance of horse racing as a form of legalized gambling. Although horse racing has a long history of acceptance in the United States and as a source of revenue, at any time, horse racing could be subjected to restrictive regulation or banned entirely. The value of the interest in an Underlying Asset would be substantially diminished by any such regulation or ban. Horse racing is regulated in various states and foreign countries by racing regulatory bodies which oversee the conduct of racing as well as the licensing of owners, trainers and others. Further, other forms of gambling are being approved throughout the United States and therefore no assurance can be provided that the legalization of other forms of gambling and competition from non-gambling sports and other activities will not adversely affect attendance and participation, and therefore the profitability of horse racing and sales. Lastly, our ownership structure is novel and may require us to seek regulatory approval to race in certain jurisdictions.

The Series may not purchase insurance on its horse which could require Series resources to be spent to cover any loses from the death or injury of a horse.

The decision to purchase insurance on a horse is made on a horse-by-horse basis. There is no guarantee that a horse owned by a Series will be insured. Mortality insurance provides coverage in many instances where a horse dies or must be humanely euthanized. Loss of use insurance covers yearlings and horses of racing age that have not yet been put into training. Loss of use insurance is generally intended to cover up to 60% of the horse's fair market value or 60% of the insured value (whichever is less) if the horse is permanently incapable of racing due to an injury, illness or disease. Liability insurance covers the risk that the horse in which the Series has an interest causes death, injury or damage to persons or property. Without insurance, an individual Series is responsible for any costs or depreciation in value related to the injury, illness, disability or death of the horse. The death of a horse could mean the individual Series will be left with no asset. The payment of such liabilities may have a material adverse effect on our financial position. All insurance coverages described above are subject to the individual terms, conditions and exclusions of the relevant insurance policies in place at the time. The descriptions of insurance above are for general explanation only and the nature and extent of coverage is always dependent on the language of the relevant insurance policy.

A decrease in average attendance per racing date coupled with increasing costs could jeopardize the continued existence of certain racetracks which could negatively impact the Company's operations.

A decrease in average attendance per racing date coupled with increasing costs could jeopardize the continued existence of certain racetracks which could impact the availability of race tracks available for horses in which the Company or a Series has an interest to race at and then negativity impact its operations.

Industry practices and structures have developed which may not be attributable solely to profit-maximizing, economic decision-making which may have an adverse impact on our Company's activities business.

Because horse racing is a sport as well as a business, industry practices and structures have developed which not be attributable solely to profit-maximizing, economic decision-making. For instance, a particular bloodline could command substantial prices owing principally to the interest of a small group of individuals having particular goals unrelated to economics. A decline in this interest could be expected to adversely affect the value of the bloodline.

Market shortages may impact the ability of the Series to generate revenue.

The Company, through its individual Series, will primarily engage in horse racing in the United States. The future success of these activities will depend upon the ability of the Manager to purchase an interest in high-quality horses through an individual Series. The future success of these activities also depends upon whether the horse is being handled by highly skilled trainers and ridden by highly skilled jockeys. Because horse racing is an intensely competitive activity and the Manager for the Company could be competing with individuals who have greater influence and/or financial resources than the Manager or the Company to purchase interests in the best racehorses, there can be no assurance that the Manager or the Company will be successful in the endeavors of pursuing certain racehorses for any Series.

The Company, via an individual Series, has no intention of paying dividend payments on a regular schedule as revenues are irregular, seasonal, and unpredictable.

The revenues, if any, of an individual Series may be highly irregular and seasonal. While the Manager will endeavor to sell horses or interests in horses for cash at the time of sale, there can be no assurance that other payment terms will not be required by the relevant market conditions. The consequent variance in the amount or the timing of a Series' dividends, if any, could pose particular risks for Investors who seek to transfer their Interests during the term of the Series.

Competitive interests and other factors can have unforeseen consequences.

The horseracing industry is highly competitive and speculative. Horseracing in the United States and in foreign countries draws competitors and participants from locations throughout the United States and overseas, who have been in the business of horseracing for many years and have greater financial resources than the Company. The Company will be competing in its racing and selling activities with such persons. Similarly, horse markets are international, and auctions are frequently internationally advertised. This can be favorable in that it increases the value of Underlying Assets but, by the same token, Company or Company's Manager may not be able to compete with such competitors in the acquisition of interests in horses. The Company will be competing in the purchase and sale of horses with most of the major horse breeders and dealers in the United States and foreign countries. Thus, prices at which the Company buys or sells its interests in the Underlying Assets may vary dramatically. Market factors, which are beyond the Company's control, will greatly affect the profitability of the Company. Such factors include, but are not limited to, auction prices, private sales, foreign Investors, federal income tax treatment of the racing industry and the size of racing purses. Further, the Company and the concept of crowdfunding in the racehorse industry is a new venture and thus the risk of unforeseen issues and problems is high.

There is a lack of financial forecasts for the Company and for individual Series.

While the Company believes that there is a market for racehorse breeding, training and racing, such a market is highly volatile. The racehorse industry is dependent upon the present and future values of racehorses and of the horses in which the Company or a Series invested in particular. There can be no assurance that the Company will be successful in its proposed activity. The expenses incurred may result in operating losses for a Series and there is no assurance that a Series will generate profits or that any revenues generated will be sufficient to offset expenses incurred or would result in a profit to the Series. As a result, it is possible that the Investors will lose all or a substantial part of their investment in the Series. Additionally, there is no assurance that there will be any cash available for dividends. In addition, dividends, if any, may be less than their distributive share of taxable income and the Investors' tax liability could require out-of-pocket expenditures by the Investors.

Lack of Diversification.

It is not anticipated that each Series would own any assets other than its interest in such Underlying Asset, plus potential cash reserves for maintenance, training, insurance and other Upkeep Fees pertaining to its interest in such Underlying Asset and amounts earned by such Series from the monetization of its interest in such Underlying Asset. Investors looking for diversification will have to create their own diversified portfolio by investing in other opportunities in addition to such Series.

Risks Relating to Ownership of our Interests

You will have only limited voting rights regarding our management and it will be difficult to remove our Manager, therefore, you will not have the ability to actively influence the day-to-day management of our business and affairs.

Our Manager has sole power and authority over the management of our Company and the individual Series. Furthermore, our Manager may only be removed for "Good Cause" meaning fraud, deceit, gross negligence, willful misconduct or a wrongful taking, bad faith, death, disability or disappearance, etc.

To remove the Manager from an individual Series for "Good Cause", Members holding in excess of 75% of the percentage interests, must approve. Therefore, you will not have an active role in our Company's management and it would likely be difficult to cause a change in our management. As a result, you will not have the ability to alter our management's path if you feel they have erred.

Lack of voting rights.

The Manager has a unilateral ability to amend the Operating Agreement in certain circumstances without the consent of the Investors, and the Investors only have limited voting rights in respect of a Series. Investors will therefore be subject to any amendments the Manager makes (if any) to the Operating Agreement and also any decision it takes in respect of the Company and the applicable Series, which the Investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions and such amendments or decisions may not be in the best interests of all of the Investors as a whole but only a limited number.

Furthermore, the Manager can only be removed as manager of the Company or one of the Series in very limited circumstances. Investors would therefore not be able to remove the Manager merely because they did not agree, for example, with how the Manager was operating an underlying asset.

The offering price for the Interests determined by us may not necessarily bear any relationship to established valuation criteria such as earnings, book value or assets that may be agreed to between purchasers and sellers in private transactions or that may prevail in the market if and when our Interests can be traded publicly.

The price of the Interests was derived as a result of our negotiations with Horse Sellers based upon various factors including prevailing market conditions, our future prospects and our capital structure, as well as certain expenses incurred in connection with the Offerings and the acquisition of interests in each Underlying Asset. These prices do not necessarily accurately reflect the actual value of the Interests or the price that may be realized upon disposition of the Interests.

Funds from purchasers accompanying subscriptions for the Interests will not accrue interest prior to admission of the subscriber as an Investor in the Series, if it occurs, in respect of such subscriptions.

The funds paid by purchasers for the Interests will go into the Company's general operating account and be allocated to the specific Series which is subject of the investment. Investors will not have the use of such funds or receive interest thereon pending the completion of said Offering. No subscriptions will be accepted and Interests sold unless valid subscriptions for such Offering are received and accepted prior to the termination of the Offering Period. If we terminate an Offering prior to accepting a subscriber's subscription, funds will be returned, without interest or deduction, to the proposed Investor.

The Company's Operating Agreement contains mandatory arbitration provisions that restrict your ability to bring claims against the Company, except in instances of claims related to Federal and State securities laws.

Investors will be obligated to submit any claims against the Company to arbitration, except in instances of claims related to Federal and State securities laws. Investors will be limited in the location, venue and circumstances under which a claim for damages can be brought against the Company or its officer, directors, managers or related parties. This limitation reduces the ability of Investors to dispute or fight against decisions made by the Company or its managers which may be viewed as having a negative impact on the value of your underlying investment.

POTENTIAL CONFLICTS OF INTEREST

We have identified the following conflicts of interest that may arise in connection with the Interests, in particular, in relation to the Company, the Manager, the Manager's majority stockholder and the Underlying Assets. The conflicts of interest described in this section should not be considered as an exhaustive list of the conflicts of interest that prospective Investors should consider before investing in the Interests.

Manager's Fees and Compensation

None of the compensation set forth in the "Related Party Transactions" section was determined by arms' length negotiations. It is anticipated that the income received by the Manager may be higher or lower depending upon market conditions. This conflict of interest related to Manager fees and compensation will exist between Manager and Investors and Investors must rely upon the duties of the Manager of good faith and fair dealing to protect their interests, as qualified by the Operating Agreement.

Notwithstanding the foregoing, the Manager derives its fee structure using a cost based pricing model, testing it against traditional horseracing syndicates, other alternative asset classes and different means of operations, including the use of outsourced tax and accounting service providers. However, we can appreciate that there are very few thoroughbred managers that specialize in hyper fractional ownership and it is difficult to ascertain if our pricing models are truly competitive (including, the cost in hiring a suite of specialized experts across bloodstock acquisition, racehorse management, financial services, marketing, event management, and content creation, the risks and costs the Manager assumes in acquiring an asset that cannot be recouped prior to commencement of an offering and the risk of carrying livestock as an asset class that carries risks of injury and/or mortality). As a result, this is why we caution investors that such compensation is not determined in arms' length negotiations and is an inherent risk of investment.

The Manager has the right to retain the services of other firms, in addition to or in lieu of the Manager, to perform various services, asset management and other activities in connection with the business that is described in this Offering Memorandum.

The Manager does not have a fiduciary duty or obligation to present any business opportunities to the Company or Investors. Instead, the Manager is permitted to conduct or be involved in business opportunities with or without notice to the Company or its Investors.

Upkeep Fee Liabilities; Operating Expenses Reimbursement Obligations; Manager Loans

The Manager may incur liabilities related to Operating Expenses on behalf of the Series and be entitled to reimbursement of such from any revenue generated from Underlying Asset or a dissolution or termination of such Series.
The Manager retains discretion to also (a) loan the amount of the Operating Expenses to such Series, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and/or (b) cause additional Interests to be issued in order to cover such additional amounts.

An Interest Holder will be liable only to the extent of their agreed upon capital contributions and, if no such capital remains at dissolution, such Interest Holder will not be liable for the failure of a Series to repay its underlying debt or liabilities, including the Operating Expenses Reimbursement Obligations.

Other Series or Businesses

The Manager may engage for its own account, or for the account of others, in other business ventures, similar to that of the Company or otherwise, and neither the Company nor any Investor shall be entitled to any interest therein.

The Company will not have independent management and it will rely on the Manager for the operation of the Company. The Manager will devote only so much time to the business of the Company as is reasonably required. The Manager could have conflicts of interest in allocating management time, services and functions between its existing business interests other than the Company and any future entities which it may organize as well as other business ventures in which it may be involved. The Manager believes it has sufficient staff available to be fully capable of discharging its responsibilities to all such entities.

The Manager, acting in the same capacities for other Investors, companies, partnerships or entities, may result in competition with individual Series, including other Series. There are no restrictions on the Manager, or any of its affiliates, against operating other businesses in such competition with the Company. If the Manager or any of its affiliates did operate such a business that competed for clients with the Company, it could substantially impair the Company's financial results.

Animal Welfare Obligations

The Manager is responsible and equipped to manage the series and execute on its decisions in a manner to maximize investor returns by buying, managing and selling the Underlying Asset in an optimal manner, however the Manager is committed to maximizing the welfare of the thoroughbred and will make decisions that are always in the best interest of the welfare of the horse. This could include but is not limited to surgery and rehabilitation costs, veterinary inspections and diagnostics, spelling (breaks from racing and training that limit the ability to earn revenue), and early retirement of a horse if it is deemed in the best interest of the horse.

Maximization of Entertainment Value

The Manager is responsible and equipped to manage the series and executed on its decisions in a manner to maximize investor returns by buying, managing and selling the Underlying Asset in an optimal manner. However, as has been shown by our Investors' interests over the past few years, the Manager is committed to maximizing the entertainment and experiential value of the Investors as well. Many Investors cite their primary reason for investing as the ability to own a racehorse and experience the journey of racehorse ownership. The Manager needs to make decisions that balance the welfare, the profit of the underlying asset and the entertainment expectations of the Series Investors.

An affiliate of Spendthrift Farm LLC is a Majority Stockholder in the Manager and Spendthrift is frequently a Horse Seller and Co-Owner in our Underlying Assets. Our interests in these transactions may be different from the interests of affiliates in these transactions.

On March 17, 2020, an affiliate of Spendthrift Farm, LLC, a Kentucky limited liability company ("Spendthrift"), became a majority stockholder in Experiential Squared, Inc., the Manager of the Company. In or about February 2023, Spendthrift sold its ownership interest in the Manager to the existing stockholders of the Manager. Spendthrift is also a Horse Seller and Co-Owner with the Company in several of the Underlying Assets of existing Series and will continue to hold those positions in future Series. As such, the Company recognizes that there may be a heightened risk of conflicts of interest representing our interests in these transactions on the one hand and the interests of the Manager and its affiliates in preserving or furthering their respective relationships on the other hand and/or proper valuation of certain transactions (or the perception thereof). The Manager and the Company, in determining whether to approve or authorize a particular transaction with Spendthrift, will consider whether the transaction between the Company and Spendthrift is fair and reasonable to the Company and has terms and conditions no less favorable to us than those available from unaffiliated third parties.

Certain Co-Owners may also be minority stockholders in the Manager. Our interests in these transactions may be different from the interests of these Co-Owners in these transactions.

Reeves Thoroughbred Racing, LLC, and affiliate of Rocket Ship Racing LLC, an affiliate of Taylor Made Farms, are three unaffiliated parties that may be Co-Owners in certain Series. Reeves Thoroughbred Racing, LLC, and affiliate of Rocket Ship Racing LLC is invested in Manager pursuant to a simple agreement for future equity (a "Safe") which entitles them to convert, upon a subsequent event, into equity interest of Manager. Neither party, when such conversion occurs, will own more than 5% of Manager. Neither party has any voting control, board appointment, monetary or other special benefits in Manager other than the minority investment via the Safe. The affiliate of Taylor made Farms is a common stock holder that owns less than 10% of the Manager.

Despite such minority ownership, the Company recognizes that there may be a heightened risk of conflicts of interest representing our interests in these transactions on the one hand and the interests of the Manager and its investors in preserving or furthering their respective relationships on the other hand and/or proper valuation of certain transactions (or the perception thereof). The Manager and the Company, in determining whether to approve or authorize a particular transaction with such parties, will consider whether the transaction between the Company and such Co-Owners is fair and reasonable to the Company and has terms and conditions no less favorable to us than those available from unaffiliated third parties.

Lack of Independent Legal Representation

The Members have not been separately represented by independent legal counsel in connection with the Company's organization or in their dealings with the Manager. The Investors must rely on the good faith and integrity of the Manager to act in accordance with the terms and conditions of this Offering. The terms of the management of the business and the Operating Agreement have all been prepared by the Company. Therefore, the terms of these agreements have not been negotiated in an arms' length transaction, and there is no assurance that the Company could not have obtained more favorable terms from a third party for any of these agreements. PROSPECTIVE INVESTORS MUST RELY ON THEIR OWN LEGAL COUNSEL FOR LEGAL ADVICE IN CONNECTION WITH THIS INVESTMENT.

We do not have a conflicts of interest policy.

The Company, the Manager and their affiliates will try to balance the Company's interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to Investors and the value of the Interests. The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

MANAGEMENT

Manager

The Manager of the Company is Experiential Squared, Inc., a Delaware corporation formed on December 27, 2016 (also referred to as "Experiential" or as "Manager.")

The Company operates under the direction of the Manager, which is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our business strategy. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager is responsible for determining maintenance required in order to maintain or improve the asset's quality, determining how to monetize a Series and other underlying assets at Membership Experience Programs in order to generate profits and evaluating potential sale offers, which may lead to the liquidation of a Series as the case may be.

The Company will follow guidelines adopted by the Manager and implement policies set forth in the Operating Agreement unless otherwise modified by the Manager. The Manager may establish further written policies and will monitor our administrative procedures, asset operations and performance to ensure that the policies are fulfilled. The Manager may change our objectives at any time without approval of our Interest Holders.

The Manager performs its duties and responsibilities pursuant to our Operating Agreement. We have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities.

Responsibilities of the Manager

Under Delaware law, the fiduciary duties of a manager to the limited liability company and to its members are limited to that of good faith and fair dealing. The Operating Agreement for the Company has set forth standards by which the duties of the Manager are to be measured.

Among other things, the Operating Agreement recognizes that the Manager (directly or through affiliates) is permitted to conduct outside business activities that may conflict with the Company's business. The Company's business operations and affairs will be managed entirely by the Manager, which may be subject to certain conflicts of interest. (See "Potential Conflicts of Interest") In addition, the Manager may, if desired, submit any contract or act for approval or ratification by the Members of the Company, and any contract or act approved or ratified by the affirmative vote of the Members holding a majority of percentage interests will not constitute a violation of the Manager's duties to the Company or its Members.

The Members have not been separately represented by independent legal counsel in their dealings with the Manager. Members must rely on the good faith and integrity of the Manager to act in accordance with the terms and conditions of this Offering. The terms of establishment of the Company, its operations, and the operating agreement has been prepared by the Manager. Therefore, the terms and the Operating Agreement have not been negotiated in an arms' length transaction, and there is no assurance that the Company could not have obtained more favorable terms from a third party for any of these agreements. INVESTORS SHOULD CONSULT WITH THEIR OWN COUNSEL TO EVALUATE ANY AND ALL OF THESE AGREEMENTS AND RELATIONSHIPS.

The Manager must, on demand, give to any Member or his legal representative true and complete information concerning all Company affairs as required by law. Each Member or his legal representative has the right to inspect and copy the Company books and records upon reasonable request and in accordance with applicable law.

The Operating Agreement provides that the Manager shall have no liability to the Company for losses resulting from errors in judgment or other acts or omissions, as long as (i) the Manager determined, in good faith, that such action or inaction was in, or not opposed to, the best interests of the Company and (ii) such action or inaction did not constitute fraud, deceit, willful misconduct, gross negligence, or a wrongful taking. The Operating Agreement also provides that the Company shall indemnify the Manager against liability and related expenses (including reasonable attorneys' fees and costs) incurred in dealing with the Company, Members or third parties, so long as the standard described above is met. Therefore, Members may have a more limited right of action then they would have absent these provisions in the Operating Agreement. A successful indemnification of the Manager or any litigation that may arise in connection with the Manager's indemnification could deplete the assets of the Company. Members who believe that a breach of the Manager's duty has occurred should consult with their own counsel.

Indemnification of the Manager

To the fullest extent permitted by applicable law, subject to approval of each Series Manager, all officers, directors, shareholders, partners, members, employees, representatives or agents of the Manager or a Series Manager, or their respective affiliates, employees or agents (each, a "Covered Person") shall be entitled to indemnification from such Series (and the Company generally) for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Series Manager, or such Series and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by the Operating Agreement and any Series Agreement, except that no Covered Person shall be entitled to be indemnified for any loss, damage or claim incurred by such Covered Person by reason of fraud, deceit, gross negligence, willful misconduct or a wrongful taking with respect to such acts or omissions; provided, however, that any indemnity under the Operating Agreement shall be provided out of and to the extent of the assets of the such Series only, and no other Covered Person or any other Series or the Company shall have any liability on account thereof.

To the fullest extent permitted by applicable law, subject to approval of a Series Manager, all expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by such Series prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by such Series of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the Operating Agreement.

Description of the Management Agreement

Each Series will appoint the Manager to serve as Manager to manage its interest in the Underlying Asset pursuant to the Management Agreement.

The services provided by the Manager will include:

- Rendering management and administration services and support and other management support needed for Company's and each Series' operations;

- A license to the MyRacehorse™ Platform for the facilitation of the offerings of the Series Interests;

- Determining which Assets to select and purchase; and

- Determining the amount of the selling price of the Assets upon disposition thereof.

The term of the Management Agreement shall commence on the date executed and shall have a term of one (1) year unless earlier terminated as provided for therein. The term of the Management agreement shall be automatically extended for a series of additional one (1) year terms unless Company notifies the Manager in writing of its desire to terminate this Agreement at least sixty (60) days prior to the expiration of the current term.

Each Series will indemnify the Manager out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Manager under the Management Agreement with respect to any act or omission that has not been determined by a final, non–appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

A copy of the Management Agreement is attached hereto as Exhibit H.

Directors, Executive Officers and Employees of the Manager

Name	Position	Term of Office (Beginning)	Approx. hours per week (if not full time)
Executive Officers and Directors:			
Michael Behrens	Chief Executive Officer, Chief Financial Officer, Secretary, and Director	Full-Time	Full-Time
Significant Employees:			
Chris Ransom	Head of Operations and Strategy	September 2020	Full-Time
Shona Rotondo	Head of Marketing Strategy	January 2020	15 Hours Per Week
Joe Moran	Head of Racing and Bloodstock	July 2018	Full-Time

Background of Officers and Directors of the Manager

The following is a brief summary of the background of each director and executive officer of the Manager:

Michael Behrens, Chief Executive Officer, Chief Financial Officer, Secretary and Director

Mr. Behrens has served as the CEO of Experiential Squared, Inc., the Manager of the Company, since 2018. Under his leadership, Experiential has managed well over 100 racehorses across the United States and achieved over 70 wins including the Kentucky Derby and Breeders Cup Classic. He has built and led a team of experts in racing management, bloodstock services, content, marketing, legal and technology. Experiential now manages stables in Ireland, the United Kingdom and Australia and is quickly rising to a leadership position in managing, acquiring and selling racehorses. From 2007 to 2020, Mr. Behrens founded MSB Digital, a performance marketing company. From 2016 to 2017, he served as the Chief Marketing Officer of Casper. Mr. Behrens attended California State Polytechnic University- Pomona and San Diego State University.

Background of Significant Employees

The following is a brief summary of the background of some of our significant employees that build, manage and optimize the horses and our Investor experiences:

Chris Ransom, Head of Operations and Strategy

As our head of operations, Mr. Ransom is responsible for the allocation of capital to our stable in both acquisitions and training and provides a strong role of governance to all use of capital in each series to maximize shareholder value. Since our launch he has been one of our top strategic advisors, and joined the team in 2020. A graduate of Boston University (Bachelor of Science in Business Administration with a concentration in Finance and Accounting), Mr. Ransom has over twenty years of experience as a financial executive in the construction, real estate, and thoroughbred industry. Prior to joining MyRacehorse, Mr. Ransom operated his own consultancy group from 2016 – 2020 where he provided financial management services to one of the largest owner operators of industrial real estate in the State of New Jersey. In addition to his work in the Real Estate Sector, Mr. Ransom also managed the equine portfolio for a New York City based sports agency.

Shona Rotondo, Head of Marketing Strategy

Shona Rotondo started her career as the Head of Marketing at MyRacehorse in February 2021 where she has been focusing on overall brand positioning, communications, marketing strategy and social content development. In February of 2024 Shona has shifted her role to a part time role where she focuses mainly on strategic partnerships, product development and brand marketing. In 2016, Ms. Rotondo co-founded Grand Slam Social, LLC, a boutique social media agency that focuses on marketing strategies for horse racing and equestrian brands and she still serves in such role. A Boston University graduate (Bachelor of Arts in Psychology), Ms. Rotondo spent over a decade in agency roles navigating the evolution of social and digital marketing for companies like Reebok, IBM, and the Breeders' Cup World Championships.

Joe Moran, Head of Racing and Bloodstock

As head of racing and bloodstock Mr. Moran's responsibilities include managing our stable of runners throughout the United States and reviewing potential acquisition targets. In this capacity Mr. Moran routinely is on site (mornings and afternoons) to watch the runners train and race, coordinate with respective trainers regarding training schedule and race results, as well as developing and maintaining key relationships with our racing partners and track officials across all geographic regions. Mr. Moran, a graduate of Oklahoma Baptist University (Bachelor of Arts in Sports and Recreation Management), has been around the racing industry his entire life. In addition to spending significant time at the barns with his family's horses, Prior to MyRacehorse in July 2019, Mr. Moran worked in the Andy Mathis barn as a hot walker and groom.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The Company is managed by Experiential Squared, Inc. which is also the Company's 100% owner. Investment and voting control of the Experiential Squared, Inc. is held with Michael Behrens, as its largest shareholder, director and Chief Executive Officer. Experiential Squared, Inc., and/or its affiliates have no intention of owning any of the Interests in the Series at Closing. However, Experiential Squared, Inc., and/or its affiliates, still reserve the right to participate in the Offering on the same terms and conditions as the Investors at their discretion and may opt to convert a Promissory Note into interests that remain unsold in this offering. The address of Experiential Squared, Inc. is 2456 Fortune Dr., Suite 110 Lexington KY 40509.

The following table sets forth information regarding beneficial ownership of the securities of the Company as of the date of this Offering Memorandum:

Class of Equity	Authorized Limit	Issued and Outstanding	Available
MRH CF, LLC - Series Lahaina Luck 22 Series LLC Interests	8,000	0 (1)	8,000

(1) Experiential Squared, Inc. holds a promissory note which provides that, at its election, such beneficial owner may convert the outstanding balance of the note into the number of unsold Series Interests in the offering of such Series on the date of conversion. As such, such party is deemed to be the beneficial owner of such unsold Series Interests until such time as the Series is fully subscribed.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

The proceeds received by a Series from this Offering will be applied in the following order of priority of payment:

(A) *Management/Due Diligence Fee*: The Company is combining its existing due diligence and management fee structures into a single, ongoing Management/Due Diligence Fee of approximately 15% of the offering proceeds, which will cover the Manager's work on behalf of a Series during its lifecycle. This includes the existing Due Diligence Fee which is a fee paid to Manager as compensation for due diligence services in evaluating, investigation and discovering the Underlying Assets and establishing the Series, not to exceed the maximum Due Diligence Fee as detailed in the Use of Proceeds for each Series. This fee includes the costs associated with managing all aspects of the selection of horses and the establishment of a series. This also includes the selection and oversight of third-party contractors such as attorneys, accountants, and bloodstock agents. In addition, ongoing work for management and decision-making related to veterinarians, co-owners, trainers, boarding facilities and review and audit of bills (from veterinarians, trainers, farriers etc.) will be covered here. The existing "Management Fee" as discussed below will be transitioned to a "Management Performance Bonus" which will only accrue in certain circumstances as described below.

(B) *Organizational and Experiential Fee*: This fee covers several organizational and experiential aspects of the business and is 12.5% of the gross cash proceeds. First, any Offering Expenses associated with an offering, including actual legal, accounting, underwriting, filing and compliance costs incurred by the Company in connection with an Offering of a Series of Interests (and excludes ongoing costs described in Operating Expenses), as applicable, paid to legal advisors and other third parties, as the case may be, will be covered. Second, fees paid to the Manager for the experiential activities associated with ownership of a racehorse in a Series, including marketing costs, event planning, content development and hosting on the MyRacehorse™ Platform, and Membership Experience Programs (as discussed further in the "Description of the Business"). This fee may be discounted for certain Series or such fees could be capped for Investors with multiple or sizable Series investments (which would have the result of a discounted effective Offering Price to such frequent or large-scale Investors). To the extent that there are any discounts or a deviation from the disclosed Fees and Expenses, then such disclosures will be memorialized in the description of the corresponding Series in which the respective discount or deviation applies. Lastly, any ongoing organizational costs to cover legal and compliance expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the Series Interests and ongoing costs for compliance, reporting and legal.

(C) *Asset Cost of the Underlying Asset:* Actual cost of the Underlying Asset paid to the Horse Seller (which have been paid off prior to the Offering through a $176,400.00 loan to the Company) and including a use tax of 0% and a 5.0% Bloodstock Fee (defined below).

(D) *Brokerage Fee:* A fee equal to 2.25% of the amount raised through this Offering (which excludes any Interests purchased by the Manager, its affiliates or the Horse Sellers) paid to Dalmore as compensation for brokerage services.

(E) *Bloodstock Fee*: A fee equal to up to 5% payable to the Manager ("Bloodstock Fee"). The Bloodstock Fee may vary depending on the specific terms and conditions negotiated in connection with each Series and Underlying Asset and is payable to the Manager related to work done assessing a potential transaction. Please review the Use of Proceeds for each.

(F) *Use Tax*: a form of sales tax that is paid by the Company and is (1) imposed on the use, storage, or consumption of an item, and (2) is complementary to a general sales tax that would be deductible with respect to similar items, as such term is defined by 26 U.S. Code Section 164 ("Use Tax"). The Use Tax may vary depending on the specific terms and conditions negotiated in connection with each Series and Underlying Asset. Please review the Use of Proceeds for each.

(G) *Operating Expense Reserve*. A portion of the offering amount goes to prepaid expense reserves to cover "Operating Expenses" of a Series as described below.

Operating Expenses:

Operating Expenses are costs and expenses attributable to the activities of the Series (collectively, "Operating Expenses"), which may be as much as or greater than the actual cost of a Series' interest in the applicable Underlying Asset, including

- cost incurred in managing the Underlying Asset, including, but not limited to boarding, maintenance, training and transportation costs;

- cost incurred prior to the offering of the Underlying Asset, including, but not limited to costs associated with the initial acquisition of the Underlying Asset, vet checks, etc. related to the pre-offering operation of the Underlying Asset ("Prepaid Expenses"), and, to the extent that Prepaid Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash which occur after the acquisition of the Underlying Asset;

- costs incurred in preparing any reports and accounts of the Series, including any tax filings and any annual audit of the accounts of the Series (if applicable) or costs payable to any third-party registrar or transfer agent or governmental body and any reports to be filed with the Commission including periodic reports on Form C-AR, C-U and C/A:

- any indemnification payments; and

- any and all insurance premiums or related expenses in connection with the Underlying Asset, including mortality, loss of use, liability and/or medical insurance of the Underlying Asset.

Purpose or Use of Funds	Allocation for a $120,000.00 Raise (25%)	Allocation for a $480,000.00 Raise (100%)
Asset Cost	$44,100.00	$176,400.00
Brokerage Fee	$2,700.00	$10,800.00
Management & Due Diligence Fee	$18,000.00	$72,000.00
Organizational and Experiential Fee	$15,000.00	$60,000.00
**Operating Expenses	$40,200.00	$160,800.00

** The underlying asset, Lahaina Luck 22 was acquired on May 21, 2024 and began to incur expenses that were paid by the Manager and will be reimbursed by the Series upon closing.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Financial statements

The financial statements of MRH CF, LLC as of December 31, 2023 and for the period from August 24, 2023 (Inception) to December 31, 2023 can be found in Exhibit D to this Offering Memorandum. The financial statements were audited by IndigoSpire.

Plan of Operations and Milestones

Revenues

Revenues are generated at the Series level. As of December 31, 2023, only one Series existed, MRH CF, LLC Series Visceral, which had not yet started to generate revenues. Total losses incurred through December 31, 2023 were $30,710, which were attributable to the ongoing training and care of the underlying asset "Visceral" in the MRH CF, LLC - Series Visceral series. In 2023 Visceral was a two-year old male racehorse (colt) who had not yet raced and therefore had produced no revenue to offset his expenses.

Liquidity and Capital Resources

As of December 31, 2023 the Company had no cash or cash equivalents. The Company did have Horse reserve funds receivable from the Manager in the amount of $100,508. These horse reserve funds will be used to fund the ongoing training and care of Visceral, until he starts to race and produce revenue for the series.

Indebtedness

Visceral

The Company acquired the horse asset in the MRH CF, LLC Series Visceral via a $239,812.20 Promissory Note (the "Visceral Note") with Experiential Squared, Inc. The convertible loan bears a 4.37% percent per annum interest rate and is due and payable within ten (10) business days of the date on which the Company fully funds the offering for Visceral (the "Maturity Date"). This Visceral Note carries an Original Issue Discount ("OID") of $4,702.20, 2% of principal. The OID is included in the initial principal balance of the Visceral Note and is deemed to be fully earned and non-refundable as of the date of the Visceral Note. The purchase price for the Visceral Note shall be $235,110.00, computed as follows: $239,812.20 original principal balance, less the OID. *If the Company conducts multiple closings it may elect to pay down a pro rata portion of the debt without any pre-payment penalty.* On March 22, 2024 MRH CF, LLC - Series Visceral commenced an offering for up to $459,000 in interests pursuant to Regulation Crowdfunding of the Securities Act. As of the date of this Offering Memorandum, the Series has issued 1,819 interests for proceeds of $163,710.

Caldera

Subsequent to December 31, 2023, the Company acquired the horse asset in MRH CF, LLC - Series Caldera via a Promissory Note (the "Caldera Note") on March 27, 2024 with Experiential Squared, Inc. in the payoff amount of $525,000.00. The Caldera Note carries an OID of $25,000.00, 5% of principal. The OID is included in the initial principal balance of the Caldera Note and is deemed to be fully earned and non-refundable as of the date of the Caldera Note. The purchase price for the Caldera Note shall be $500,000.00, computed as follows: $525,000 original principal balance, less the OID. *If the Company conducts multiple closings it may elect to pay down a pro rata portion of the debt without any pre-payment penalty.* On May 3, 2024 MRH CF, LLC Series Caldera commenced an offering for up to $1,079,973.00 in interests pursuant to Regulation Crowdfunding of the Securities Act. As of the date of this Offering Memorandum, the Series has not held any closings.

Rylee's Song 22

Subsequent to December 31, 2023, the Company acquired a 90% stake in the horse asset in the MRH CF, LLC Series - Rylee's Song 22 via a $94,500.00 Promissory Note (the "Rylee's Song Note") with Experiential Squared, Inc., the Manager. The convertible loan bears a 4.55% percent per annum interest rate and is due and payable within ten (10) business days of the date on which the Company fully funds the offering of interests in Rylee's Song 22. The Rylee's Song Note carries an OID of $4,500.00, 5% of Principal. The OID is included in the initial principal balance of the Rylee's Song Note and is deemed to be fully earned and non-refundable as of the date of the Rylee's Song Note. The purchase price for the Rylee's Song Note shall be $90,000.00 (the "Purchase Price"), computed as follows: $94,500.00 original principal balance, less the OID. *If the Company conducts multiple closings it may elect to pay down a pro rata portion of the debt without any pre-payment penalty.*

Lahaina Luck 22

Subsequent to December 31, 2023, the Company acquired an 80% stake in the horse asset in the MRH CF, LLC Series - Lahaina Luck 22 via a $176,400.00 Promissory Note (the "Lahaina Luck 22 Note") with Experiential Squared, Inc. The current horse value for Lahaina Luck 22 is set at $210,000.00. The convertible loan bears a 4.55% percent per annum interest rate and is due and payable within ten (10) business days of the date on which the Company fully funds the offering of interests in Lahaina Luck 22. The Lahaina Luck 22 Note carries an OID of $8,400.00, 5% of Principal. The OID is included in the initial principal balance of the Lahaina Luck 22 Note and is deemed to be fully earned and non-refundable as of the date of the Lahaina Luck 22 Note. The purchase price for the Lahaina Luck 22 Note shall be $168,000 (the "Purchase Price"), computed as follows: $176,400.00 original principal balance, less the OID. *If the Company conducts multiple closings it may elect to pay down a pro rata portion of the debt without any pre-payment penalty.*

Trends

Inequality of Purse Earnings

- Purse money which represents a large portion of the Company's revenue is impacted by a number of different factors, depending on where the horse races. Certain states provide subsides such as New Jersey, and Pennsylvania, participate in Casino revenue sharing agreements such as New York, and Kentucky. Other states such as California receive no subsides and therefore the purse monies can be negatively impacted in the absence of specific subsides.
- Racing has not been immune to inflationary pressures over the past couples of years, as it has become more expensive for the ongoing training and care of the horses. Additional costs, are now incurred due to the introduction of the Horse Integrity Safety Act, as well as increased cost of feed labor and veterinary care costs.

RELATED PARTY TRANSACTIONS

The Company entered into a series agreement (the "Series Agreement") with Experiential Squared, Inc. (the "Series Manager") and MRH CF, LLC (the "Master Series LLC"). Pursuant to the terms of the Series Agreement, the Series Manager will be responsible for directing the management and administration of the Company's business and affairs, managing its day-to-day affairs, and implementing its investment strategy.

Pursuant also to the Series Agreement, the Series Manager will earn the following fees related to the creation, management, governance, content production, and compliance aspects of the Company: (a) for each horse that is acquired on behalf of the Company, the Series Manager shall receive a 15% diligence and management fee and a 12.5% organizational and experiential fee on the initial capital contributions;

and (b) the Series Manager may also be compensated with a management performance bonus equal to 10% of all gross proceeds from only stakes purse money and/or 5% of the final gross proceeds if the underlying asset has depreciated and 20% of the final gross proceeds if the underlying asset has appreciated.

The Company shall reimburse the Series Manager for all direct out-of-pocket expenses incurred by the Series Manager in managing the Company. Further, any members or affiliates of the Series Manager who incur out-of-pocket expenses on behalf of the Company shall also be reimbursed by the Company.

The Series Manager has advanced funds to the Company. See Note 4 to the Financial Statements filed with the Offering Memorandum for further discussions. Because this is a related party transaction, no guarantee can be made that the terms of the arrangement are at arm's length.

RECENT OFFERINGS OF SECURITIES

On October 24, 2023, the Company issued a Promissory Note to the Manager pursuant to Section 4(a)(2) of the Securities Act to fund the acquisition of the underlying asset Visceral in the amount of $239,812.20.

On March 22, 2024 MRH CF, LLC - Series Visceral commenced an offering of interests pursuant to Regulation Crowdfunding of the Securities Act. As of the date of this Offering Memorandum, the Series has issued 1,819 shares for proceeds of $163,710. The proceeds will be used to pay fees due to the manager, to repay the promissory note and to create a reserve for operating expenses.

On March 27, 2024, MRH CF, LLC - Series Caldera issued a Promissory Note to the Manager pursuant to Section 4(a)(2) of the Securities Act to fund the acquisition of the underlying asset Caldera in the amount of $525,000.

On May 3, 2024 MRH CF, LLC - Series Caldera commenced an offering for up to $1,079,973.00 in interests pursuant to Regulation Crowdfunding of the Securities Act. The proceeds will be used to pay fees due to the manager, to repay the promissory note and to create a reserve for operating expenses.

On May 29, 2024, MRH CF, LLC - Series Rylee's Song 22 issued a Promissory Note to the Manager pursuant to Section 4(a)(2) of the Securities Act to fund the acquisition of the underlying asset Rylee's Song 22 in the amount of $94,500.

On June 4, 2024, MRH CF, LLC Series Lahaina Luck 22 issued a Promissory Note to the manager pursuant to Section 4(a)(2) of the Securities Act to fund the acquisition of the underlying asset Lahaina Luck 22 in the amount of $176,400.

On June 3, 2024 MRH CF, LLC Series Rylee's Song 22 commenced an offering for up to $364,500 in interests pursuant to Regulation Crowdfunding of the Securities Act. The proceeds will be used to pay fees due to the manager, to repay the promissory note and to create a reserve for operating expenses.

DESCRIPTION OF INTERESTS OFFERED

The following is a summary of the principal terms of, and is qualified by reference to the Operating Agreement, attached hereto as Exhibit A, the Series Agreement, attached hereto as Exhibit B, and the Subscription Agreement, attached hereto as Exhibit C, relating to the purchase of the Interests. This summary is qualified in its entirety by reference to the detailed provisions of those agreements, which should be reviewed in their entirety by each prospective Investor. In the event that the provisions of this summary differ from the provisions of the Operating Agreement, Series Agreement or the Subscription Agreement (as applicable), the provisions of the Operating Agreement, Series Agreement or the Subscription Agreement (as applicable) shall apply. Capitalized terms used in this summary that are not defined herein shall have the meanings ascribed thereto in the Operating Agreement or Series Agreement. For a complete description the Company's membership interests., you should refer to our Operating Agreement, Series Agreement and the Subscription Agreement and applicable provisions of the Delaware Limited Liability Company Act (the "Act").

General

The authorized securities of MRH CF, LLC Series Lahaina Luck 22 consist of up to 8,000 membership interests and the series has entered into a Promissory Note on June 4, 2024 with Experiential Squared, Inc. in the payoff amount of $176,400.00. The Note shall be due and payable within ten (10) business days of the date on which the Company fully funds this offering (the "Maturity Date").This Note carries an OID of $8,400.00, 5% of Principal. The OID is included in the initial principal balance of this Note and is deemed to be fully earned and non-refundable as of the date hereof. *If the Company conducts multiple closings it may elect to pay down a pro rata portion of the debt without any pre-payment penalty.*

Series Agreement

The Series Agreement includes a description of the following investment details, among other things:

- Such Member classes as the Series Manager may determine to be necessary, appropriate, or advantageous for operation of the Series and meeting its business objectives.
- The Minimum and Maximum Dollar Amounts for the Series, if any, based on the amount of Capital Contributions needed to acquire, operate and improve the Asset.
- The Minimum Investment Amount required of an individual Investor by the Series.
- A tabular summary of the sources and uses of proceeds of the Capital Contributions raised by the Series.
- The important dates relative to acquisition of the Asset or Capital Contributions needed for the Series.

Rights and Liabilities of Members

The rights, duties and powers of Members are governed by the Operating Agreement and the discussion herein of such rights, duties and powers is qualified in its entirety by reference to such Agreement and the Delaware Limited Liability Company Act. Members who become Members in the Series in the manner set forth herein will be responsible for the obligations of the Series and will be liable only to the extent of their agreed upon capital contributions. Members may be liable for any return of capital plus interest if necessary to discharge liabilities existing at the time of such return. Any cash distributed to Members may constitute, wholly or in part, return of capital.

Members will have very limited control over the management of the Company or the Series. Our Manager has sole power and authority over the management of our Company and the individual Series, subject only to certain rights of our Members and our membership as a whole, to vote on certain limited matters. Furthermore, our Manager may only be removed for "Good Cause", meaning willful misfeasance, bad faith, gross negligence or reckless disregard by the Manager in the performance of its duties, the criminal conviction of a federal or state securities law or any other criminal wrong-doing. To remove the Manager for "Good Cause", Members holding (i) in excess of 75% of the percentage interests, or (ii) Members holding in excess of 75% of the outstanding percentage interests owned by disinterested Members, must approve.

Therefore, you will not have an active role in our Company's management and it will be difficult to cause a change in our management.

Interest Subscriptions

Interests in the Series will be sold for a set price per Interest. To purchase Interests, an Investor must deliver to the Company a Subscription Agreement in the form attached to this Offering Memorandum as Exhibit C by completing the online submission at MyRacehorse.com.

Rights, Powers and Duties of Manager

Subject to the right of the Members to vote on certain limited matters, the Manager will have sole control of the business operations of the Series. The Manager is not required to devote full time to Company and Series affairs but only such time as is required for the conduct of Company and Series business. The Manager acting alone has the power and authority to act for and bind the Company or an individual Series.

The Manager is granted the special power of attorney of each Member for the purpose of executing the documents which the Members have expressly agreed to execute and deliver or which are required to be executed, delivered and/or filed under applicable law.

Dividends/Distributions

The Series Members may receive "Distributable Cash" from the Series. "Distributable Cash" shall mean net proceeds after the "Management Performance Bonus" and/or "Final Gross Proceeds Fee," payment of certain liabilities or contractual obligations and sufficient working capital and related reserves. The Series Manager intends to operate the Separate Assets of the Series in such a manner as to generate Distributable Cash for distribution to the Series Members. The Series Manager shall evaluate Distributable Cash quarterly or at more frequent intervals, in the Series Manager's sole discretion. Distributable Cash shall be determined in the sole discretion of the Series Manager. Distributions of Distributable Cash to Series Members, when made, will be allocated among them in proportion to their Membership Interests in the Series. Distributable Cash, if any, will be distributed in the order described in (a) and (b) below, depending on the phase of operation of the Series. The Series Manager anticipates that Distributions of Distributable Cash will not be made for at least the first twelve (12) months following the acquisition of the Asset and will be evaluated quarterly thereafter. The Series Manager will attempt to manage the Series so as to issue dividend payments, to the extent of available cash flow, as follows:

First, the relevant percentage of gross proceeds before deductions for expenses, liabilities, contractual obligations, withholdings or reserves ("Gross Proceeds") to the Series Manager for payment of the "Management Performance Bonus" and/or the "Final Gross Proceeds Fee" as specified in the relevant Offering Statement; and

Second Distributable Cash to the Series Members, other than the Series Manager, pro rata. This shall be calculated as the dividends available multiplied by a fraction with the fraction being the number of Membership Interests held by the Series Member as the numerator and the total number of outstanding Membership Interests as the denominator.

Working Capital Reserves. The Series Manager shall determine the cash available for dividends after retention of reasonable working capital reserves. Working capital reserves may include pre-paid insurance and administrative expenses for an Asset for up to two (2) years. Working capital expenses may be as much as the cost of the interest in the Asset.

Meetings

The Manager may call a meeting of the Members. Unless the notice otherwise specifies, all meetings will be held at the office of the Company. Members have the rights to call meetings accorded to them under the Operating Agreement or the Series Agreement and applicable law.

Accounting and Reports

Right of Inspection; Provision of Records to Members

Each Member has the right, upon reasonable request, for purposes reasonably related to the interest of that person as a Member, to inspect and copy during normal business hours any of the records required to be maintained by the Manager under the Act.

The Manager will furnish to a Member a copy of any amendment to the articles of organization or operating agreement executed by the Manager pursuant to a power of attorney from the Member.

Members will be limited to the inspection of the books and records of the individual Series in which they are a Member.

Tax Information

The Company will send or cause information to be sent in writing to each Member within ninety (90) days after the end of each taxable year the information necessary to complete federal and state income tax or information returns. Based on the Company's intention to treat each Series as a corporation for tax purposes, the primary reporting Members should expect is through Form 1099.

Limited Voting Rights of Members

The affirmative vote of a Majority of Interests of all of the Members associated with a Series shall be required for the Company to merge or consolidate with or into, or convert into, another entity, but not to enter into a joint venture arrangement with another party or sell an Underlying Asset.

A Series Manager may be removed at any time, for Good Cause, by the decision of such Series Members owning more than seventy-five percent (75%) of the Percentage Interests in that Series.

Certain actions may require both a majority of all percentage interests in the Company and the consent of the Manager, as provided in such Series Agreement.

The disposition by the Company of all or substantially all of the Company's assets includes the disposition of all or substantially all of the assets of all of the Company's subsidiaries in a single transaction or series of transactions but expressly excludes a sale of the assets of any single Series that owns a single Asset, which may be made by the Manager without the consent of Members.

Withdrawal from a Series

Each Series expects to operate for approximately four (4) to six (6) years at which time the Underlying Asset of the Series will be retired. Thereafter, the Members shall receive a return of their capital, if available. The Members should not expect withdrawal prior to this time.

Dissolution and Winding-Up

The Series Manager may dissolve the Series at any time once the Series Assets have been sold. The dissolution may only be ordered by the Series Manager or the Company, not by an owner of Series Membership Interests or by any Member of the Series. Upon dissolution of a Series, all Members of that Series will participate in the Series' liquidating distributions, in accordance with the distributions in effect during the term and thereafter in proportion to their relative capital accounts.

Upon the sale of an Underlying Asset or the dissolution or termination of the Series, the Manager or an affiliate may be entitled to a repayment of its Operating Expenses Reimbursement Obligation, if any, as repayment of liabilities incurred related to Upkeep Fees on behalf of the Series. This may result in the reduction of liquidating distributions to Members.

Limitations on Transferability

The Operating Agreement and Series Agreement place substantial limitations upon transferability of the Interests. Any transferee (including a donee) must be a person or entity which would have been qualified to purchase an Interest in this Offering and a transferee may not become a substituted Member without the consent of the Manager. A transferee who does not become a substituted Member will own an economic interest which entitles him or her only to the share of income or return of capital to which the transferor would be entitled. In addition, there are certain rights of first refusal on any transfer.

Term of the Company

The Manager intends to operate the Company on a perpetual basis until a dissolution event.

Dispute Resolution

The Company and the Operating Agreement will be governed by Delaware law and any dispute in relation to the Company and the Operating Agreement is subject to the dispute resolution provisions set forth therein. If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement, it would be required to do so in compliance with these dispute resolution provisions. Notwithstanding the foregoing, mandatory arbitration provisions set forth therein do not apply to claims made under federal and state securities laws.

Listing

The Interests are not currently listed or quoted for trading on any national securities exchange or national quotation system.

What it Means to be a Minority Holder

As an investor in Interests of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities

The Operating Agreement and Series Agreement place substantial limitations upon transferability of the Interests. Any transferee (including a donee) must be a person or entity which would have been qualified to purchase an Interest in this Offering and a transferee may not become a substituted Member without the consent of the Manager. A transferee who does not become a substituted Member will own an economic interest which entitles him or her only to the share of income or return of capital to which the transferor would be entitled. In addition, there are certain rights of first refusal on any transfer.

For a year, subject to the limitations in the Operating Agreement and Series Agreement noted above, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected Vertalo, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each interest to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

asset cost	$176,400.00	36.75%
brokerage fee	$10,800.00	2.25%
due diligence fee	$72,000.00	15%
organizational and experiential fee	$60,000.00	12.5%
operating expenses	$160,800.00	33.5%
total fees and expenses	**$303,600.00**	**63.25%**
Total Proceeds	**$480,000.00**	**100.00%**

REGULATORY INFORMATION

Disqualification

Neither the Company, the Series, nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

Annual reports will be posted on the Company's page, https://myracehorse.com/mrh-cf-financial-disclosure.

Compliance failure

MRH CF, LLC was delayed in filing its initial Form C-AR. The filing was made on May 24, 2024.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

> Information regarding updates to the offering and to subscribe can be found here
> https://myracehorse.dalmoredirect.com/lahaina-luck-22/

EXHIBITS

Exhibit A – Operating Agreement of MRH CF, LLC

Exhibit B – Series Agreement

Exhibit C – Subscription Agreement

Exhibit D – Financial Statements of the Company

Exhibit E – Equine Co-Ownership Agreement

Exhibit F – Promissory Note

Exhibit G – Offering Page

Exhibit H – Management Services Agreement

Exhibit A – Operating Agreement of MRH CF, LLC

SERIES LIMITED LIABILITY COMPANY AGREEMENT
OF
MRH CF LLC,
a Delaware series limited liability company

THIS SERIES LIMITED LIABILITY COMPANY AGREEMENT (the "Company Agreement") of MRH CF, LLC, a Delaware series limited liability company (the "Company"), is effective as of August 24, 2023 (the "Effective Date"), by and between the undersigned members of the Company (the "Company Members") and the manager of the Company Experiential Squared, Inc., a Delaware corporation (the "Company Manager"), who desire to form and operate a Delaware series limited liability company pursuant to the Delaware Limited Liability Company Act (the "Act"), under the terms and conditions set forth herein. The Company Members and the Company Manager may also be referred to in this Company Agreement individually as a "Party" and collectively as the "Parties."

NOW, THEREFORE, the undersigned, intending to be legally bound, agree as follows:

1. **Formation, Purpose, and Term**.

    a. <u>Formation</u>. The Company has been organized as a Delaware series limited liability company under and pursuant to the Act and the filing of the Certificate of Formation, as amended from time to time, for the Company in accordance with the Act with the Delaware Secretary of State (the "Certificate of Formation"). The rights and obligations of the Company Members shall be as set forth in the Act except as the Certificate of Formation, this Operating Agreement or any applicable Series Agreement expressly provides otherwise. In the event of a conflict between the terms of this Operating Agreement and the terms of the Certificate of Formation the terms of the Certificate of Formation shall prevail

    b. <u>Name</u>. The name of the Company is "MRH CF, LLC." The business of the Company may be conducted in compliance with all applicable laws under the Company or such assumed name (appropriately registered as a dba) as may be designated by the Company Manager (as defined below).

    c. <u>Term</u>. The term of the Company's existence commenced upon the filing of the Certificate of Formation with the Delaware Secretary of State. The Company and each Series shall have perpetual existence unless earlier dissolved in accordance with the terms of this Company Agreement.

    d. <u>Purpose</u>. The sole business of the Company is to engage in the following activities and exercise the following powers:

        i. purchase an Asset (as defined below) that is within the objectives of each Series (as defined below) created under the terms of this Company Agreement;

        ii. transact any and all lawful business for which a limited liability company may be formed under the Act in furtherance of the business objectives stated in the preceding paragraph; and

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        iii.   transact all business necessary, appropriate, advisable, convenient, or incidental to the foregoing provisions and objectives.

2.   **Principal Place of Business; Foreign Qualification; Registered Agent**.

        a.   <u>Principal Place of Business</u>. The principal office of the Company is 2456 Fortune Dr., Suite 110, Lexington, KY 40509. The Company may locate its place of business at any other place as the Company Manager deems advisable.

        b.   <u>Qualification in Foreign Jurisdiction</u>. The Company Manager is authorized to execute and file on behalf of the Company all necessary or appropriate documents required to qualify the Series to transact or to continue to transact business within any state in which the nature of the activities or property ownership requires qualification.

        c.   <u>Registered Office and Registered Agent</u>. The initial registered agent for service of process in Delaware is stated in the Company's Certificate of Formation. The Company shall maintain a registered agent in Delaware at all times during operation of the Company or any Series. The Company Manager may change the registered office and registered agent of the Company at any time by filing the address of the new registered office and/or the name of the new registered agent with the Secretary of State of the State of Delaware pursuant to the Act.

3.   **Manager Contributions and Reimbursement**.

        a.   <u>Manager Contributions</u>. The Company Manager has made such Capital Contributions (as defined below) to the Company as necessary for its formation.

        b.   <u>Manager Reimbursement</u>. The Company Manager may be reimbursed pro rata from each Series for common expenses such as accounting, insurance, office space, asset managers or other employees who provide services to such Series.

4.   **Series of the Company**.

        a.   <u>Creation of New Series</u>. The Company Manager shall establish separate series of members and limited liability company interests in the Company (each, a "<u>Series</u>"). Each Series shall have authority to engage in any lawful business, purpose or activity permitted by the Act, and each shall possess and may exercise all of the powers and privileges granted by the Act, together with any powers incidental thereto, including such powers or privileges as are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of such Series. Any such Series may be registered pursuant to Section 18-218 of the Act, and the Company Manager shall have authority to complete and/or file, or caused to be completed and/or filed, any notice or other document as may be reasonably necessary to comply with Section 18-218 (or any other provision of the Act).

        b.   <u>Separateness</u>. Each Series shall be accounted for as if such Series is a separate limited liability company governed by this Company Agreement for all purposes, including without limitation with respect to the calculation of Capital Contributions for each such Series, distributions, allocation of profit and loss, and indemnification obligations.

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c.　Limitation of Liability; Books and Records. Pursuant to Section 18-215 of the Act, and to the fullest extent permitted by law, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable against the assets of such Series only and not against the assets of the Company generally or any other Series, and none of the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to the Company generally, or any other Series, shall be enforceable against the assets of such Series. Separate and distinct records shall be maintained for each and every Series, and for the Company generally, and assets associated with a Series shall be held in such separate and distinct records (directly or indirectly, including through a nominee or otherwise) and accounted for in such separate and distinct records separately from the assets of the Company generally, if any, and from the assets of any other Series. The Company Manager and the Company shall not commingle the assets of one Series with the assets of any other Series or the assets, if any, of the Company, generally. The Certificate of Formation contains a notice of the limitation of liabilities of the Series in conformity with Section 18-215 of the Act.\

d.　Series Agreements. Upon the formation of a Series, the Company Manager will cause to be drafted a Series Agreement, which may designate such Member Classes as may be necessary, appropriate, or advantageous for operation of the Series and meeting its specific business objectives, including Member Classes that have preferential rights to compensation or a return of capital over other Series Member and subordinate classes. Designation of Series Member Classes by the Company Manager may be based on the amount, character or type of the Capital Contribution, or the timing of the Capital Contribution to a Series, as the Company Manager deems appropriate when forming the Series.

e.　Recordkeeping. The Company Manager shall maintain a list of all Series created hereunder and the respective Series Members and Series Managers. Each Series Agreement will each identify all Series Members and Series Manager. The Company Manager shall periodically update such lists as necessary to update the information contained therein, including, without limitation, the establishment of additional Series, the admission or disassociation of Series Members, the respective Series Managers, and all relevant contact information.

f.　Business Purpose. The business purpose of each Series shall be to:

i.　acquire Assets which are individual interests in racehorses, including without limitation acquiring, racing, and selling of various horses, claiming of horses, allowance and stake level of horses, or breeding of horses.

ii.　transact any and all lawful business for which a series limited liability company may be formed under the Act in furtherance of the business objectives stated in the preceding paragraph; and

iii.　transact all business necessary, appropriate, advisable, convenient or incidental to any of the foregoing provisions.

g.　General Authority. The Company Manager and each Series shall have the power to do any or all of the acts necessary, appropriate, advisable, incidental or convenient to or

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for the furtherance of the purposes and business described herein and for the protection or benefit of the Company and its Series. The Company and each Series shall have any or all of the powers that may be exercised on behalf of the Company or such Series by any Person in accordance with the Act.

h.   Affiliates of the Manager May Provide Services. The Company Manager or an Affiliate may provide or participate in Asset management or other Asset-related services for any Series and its Subsidiaries. As long as compensation for such services is commensurate with third party rates, such services shall not be considered a conflict of interest nor will contracts related to such services require the consent of any person other than the Series Manager.

5.   **Series Management**.

a.   Series Manager. The Company Manager shall be vested with the authority to act as and on behalf of the Company, and shall have the sole and exclusive authority to appoint a Manager for each Series ("Series Manager"). The business and affairs of a Series shall be vested in the Series Manager and Members of that Series in accordance with this Agreement and its Series Agreement. In the absence of a Series Manager, the Manager shall be vested with the authority to act as and on behalf of the Series as its Manager. A Series Manager need not be a member of that Series or a member of the Company.

b.   Compensation. Series Managers may receive compensation in the form of fees and/or Series Membership Interests for which they may receive Distributions.

c.   Selling Agreements. The Company Manager reserves the exclusive authority to enter into selling or other agreements with FINRA registered selling agents or brokers on behalf of the Company or its Series. The Company may such pay finder's fees or commissions, or issue subordinate (e.g., Class B Interests) in a Series to such persons for introducing or referring Investors who purchase Series Interests. The amount of cash paid by the Company for finder's fees or commissions paid to such persons, if any, may reduce the proceeds available for investment in a Series, although Investors so referred will be given full credit for the total amount of their Capital Contributions. However, any right to Distributions granted by the Company Manager to such persons as compensation for Investor referrals will come from the Series Manager's allocation, and will not impact the Distributions or dilute the Percentage Interests of Investors or their Member Class.

d.   Authority to Act. A Series Manager, if one or more are designated by the Company Manager, shall be vested with the authority to act as and on behalf of such Series. The Series Manager(s) shall serve until each of its successors are elected by the Members of that Series or the Series Manager resigns or is removed as provided herein. Unless otherwise specified in a Series Agreement, the Series Manager for each Series will be the Company Manager. Each Series Manager shall have the exclusive power and authority to bind a Series on any matter described above, and shall be deemed to be authorized by the Series Members to act as an agent of the Company only with respect to such Series. Without limiting the general authority of a Series Manager provided herein, the Series Manager shall have the sole power and authority, on behalf of a Series to:

i. Acquire title or management control of an Asset from any person as the Series Manager(s) may determine, whether or not such person is directly or indirectly affiliated or connected with the Company Manager or any Series Member;

ii. Borrow money for a Series (or their Subsidiaries) from banks, other lending institutions, other Series Members, or the Company Manager, on such terms as the Series Manager deems appropriate, and in connection therewith, to hypothecate, encumber and grant security Interests in the assets of a Series to secure repayment of the borrowed sums. No debt shall be contracted or liability incurred by or on behalf of any Series except by the Series Manager, or, to the extent permitted under the Act and this Agreement, by agents or employees associated with a Series or the Series Manager expressly authorized by the Series Manager to contract such debt or incur such liability;

iii. Purchase liability and other insurance to protect and license assets and business or the Company or Series, and/or directors and officers for the assets of a Series, the Series itself, the Series Manager, the Company, or the Company Manager;

iv. Hold, own and/or operate such real and personal properties in the name of a Series, its Affiliates, or its Subsidiary, as appropriate;

v. Enter into joint ventures with other companies to accomplish the objectives of the Company or a Series;

vi. Form Subsidiaries for the purpose of taking title to or management control of a specific Asset, so long as the Subsidiary is managed by the Company Manager or an Affiliate;

vii. Sell or otherwise dispose of all or substantially all of the assets of a Series as part of a single transaction or plan as long as such disposition is not in violation of or a cause of a default under any other agreement to which such Series may be bound;

viii. Execute on behalf of a Series all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of such Series' property; assignments; allonges; releases of deed; contracts of deed; bills of sale; leases; and any other instruments or documents necessary, appropriate, convenient, advisable or incidental to the business of such Series;

ix. Employ accountants, certified public accountants, legal counsel, managing agents or other experts to perform services for the Company with respect to a Series;

x. Pay, collect, compromise, litigate, arbitrate, or otherwise adjust or settle any and all other claims or demands of or against such Series or to hold such proceeds against the payment of contingent liabilities;

xi. Enter into any and all other agreements on behalf of the Company with respect to a Series, as appropriate; and

xii.   Do and perform all other acts as may be necessary, appropriate, convenient, advisable or incidental to the conduct of such Series' business.

e.   Bank Accounts. A Series Manager or the Company Manager may from time to time open bank accounts in the name of the Company or such Series, or in the name of a Subsidiary, as appropriate, and the Company Manager and Series Manager shall be the only signatories thereon, unless the Manager determines otherwise.

f.   Resignation. Any Series Manager may resign at any time by giving thirty (30) days' written notice to the Series Members and the Company Manager. The resignation of a Series Manager shall take effect thirty (30) days from receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Series Manager who is also a Member of a Series shall not affect its Series Membership Interests and shall not constitute its withdrawal as a Series Member.

g.   Removal. At a meeting called expressly for that purpose, a Series Manager may be removed at any time, for Good Cause, by the decision of such Series Members owning more than seventy-five percent (75%) of the Percentage Interests in that Series. Good Cause shall include only the following:

i.   Committing any of the acts described in herein (including fraud, deceit, gross negligence, willful misconduct or a wrongful taking);

ii.   A breach of a Series Manager's duties or authority hereunder;

iii.   Bad faith;

iv.   Death or disability wherein the Series Manager (or each of the members of the Company Manager with authority to Manage the Series) dies or becomes physically, mentally, or legally incapacitated such that it can no longer effectively function as the Series Manager or the dissolution, liquidation or termination of any entity serving as a Series Manager and no other member of the Series Manager is willing or able to effectively perform the Series Manager's duties;

v.   Disappearance wherein the Series Manager (or each of the its members) fails to return phone calls and/or written correspondence (including email) for more than thirty days (30) without prior notice, or failure to provide the Series Members with new contact information; or

vi.   Issuance of a legal charging order and/or judgment by any judgment creditor against the Company Manager's Interest in Cash Distributions or Fees from the Company.

A Series Manager's vacancy shall be filled by the Company Manager or its designee, unless the Company Manager is the Series Manager and is the subject of the removal action, in which case the replacement Series Manager will be elected by a vote of a Majority of Interests of such Series Members at either a special meeting or by written consent. A Series Manager elected to fill a vacancy shall be elected for the un-expired term of its predecessor in office and shall hold office

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until expiration of such term and until its successor shall be elected and shall qualify or until its, resignation or removal.

6. **Series Members**.

a. <u>Series Membership</u>. Any Investor (as defined below) who makes Capital Contributions or Non-Capital Contributions to a Series and is accepted by the Series Manager shall become a "<u>Series Member</u>" of that Series, but not of the Company generally or of any other Series created hereunder. A Series Member may be a Member of one or more Series. A Series Member may earn Distributions only from the Series to which it is admitted as a Member.

b. <u>Members Contact</u>. The names and addresses of Series Members will be provided in Appendices attached to the applicable Series Agreement, which is held by the Company's transfer agent and registrar.

c. <u>Authority</u>. The Series Members shall only have the right to vote on such matters, if any, on which they may be entitled to vote as described herein or in the relevant Series Agreement. Such voting rights shall be exercised by the Series Members in accordance with their Percentage Interests in the Series (or their Member Class) as to the management and conduct of that Series only (not generally with respect to the Company or any other Series). Unless otherwise specified in a Series Agreement, an affirmative vote of Series Members holding a Majority of Interests in a Series shall control on all such matters in which they are entitled to vote. The affirmative vote of a Majority of Interests of all of the Members associated with a Series shall be required for the Company to merge or consolidate with or into, or convert into, another entity, but not to enter into a joint venture arrangement with another party. Unless authorized to do so by this Agreement or specifically by its Series Manager, no attorney-in-fact, employee or other agent of the Company or such Series shall have any power or authority to bind the Company or such Series in any way, to pledge the Company's or a Series' credit or to render the Company or a Series liable for any purpose.

d. <u>Limitation of Liability</u>. Except as otherwise provided in this Agreement, or the Act, the debts, obligations and liabilities of the Company where such liabilities are incurred in its own name and not with respect to a Series, whether arising in contract, torts or otherwise, shall be solely the debts, obligations and liabilities only of the Company, and no Series, Series Member or Series Manager shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Series Member or Series Manager.

e. <u>Priority in Distributions</u>. No Series Member shall have priority over any other Series Member either as to the return of Capital Contributions or Distributions; provided that this Section shall not apply to loans made to the Company by the Company Manager, a Series Manager or Series Member with respect to a Series, unless Member Classes specifically having such priority are provided in a Series Agreement.

f. <u>Meetings of Members</u>. Meetings of Series Members, for any purpose or purposes, may be called by any Series Manager, or by the Series Members holding at least twenty-five percent (25%) of the Percentage Interests of such Series on notice to the Series Manager, but there shall be no requirement that there be an annual meeting.

i.   A Series Manager may designate any place, either within or outside the State of Delaware, as the place of meeting for any meeting of the Series Members. If a designation is not made, or if a special meeting is otherwise called, the place of meeting shall be the principal place of business of the Company. Any meeting of Series Members may also take place by teleconferencing as long as a quorum (as defined below) participate in the same.

ii.   Except as provided herein, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than three (3) nor more than thirty (30) days before the date of the meeting, either personally, by email, or by mail, by or at the direction of a Series Manager or person calling the meeting, to each Series Member entitled to vote at such meeting. If email, such notice shall be deemed delivered one (1) business day after being sent, and if mailed, such notice shall be deemed to be delivered two (2) business days after being deposited in the United States mail, addressed to the Series Member at its address as it appears on the books of the Company, with postage thereon prepaid.

iii.   If all Members of a Series shall meet at any time and place, either within or outside the State of Delaware, or participate in a teleconference meeting, and consent to the holding of a meeting at such time and place or by teleconference, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

iv.   Unless otherwise stated in a Series Agreement, for the purpose of determining Series Members entitled to notice of or to vote at any meeting of Series Members or any adjournment thereof, or Series Members entitled to receive payment of any Distribution, or in order to make a determination of Series Members on a specific date for any other purpose, the day immediately prior to the date on which notice of the meeting is mailed or the day immediately prior to the latest date on which the such Distribution will be calculated (i.e., the day before the Distribution is made), as the case may be, shall be the record date for such determination of Series Members. When a determination of Series Members entitled to vote at any meeting of Series Members has been made as provided in this Section 6 such determination shall apply to any adjournment thereof.

v.   Series Members holding at least two-thirds (2/3) of all Percentage Interests of such Series, represented in person or by proxy, shall constitute a quorum at any meeting of Series Members. In the absence of a quorum at any such meeting, Series Members holding a majority of the Percentage Interests so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Series Member of record entitled to vote at the meeting. If a quorum is present or represented at such adjourned meeting, any business may be transacted which might have been transacted at the meeting as originally noticed. The Series Members present at a duly noticed meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of Percentage Interests whose absence would cause less than a quorum.

vi.   If a quorum is present, the affirmative vote of Series Members holding a Majority Interest in a Series shall be the act of the Series Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act or expressly by this Agreement or a Series Agreement. Only the Series Members of each specific Series may vote or consent upon any matter concerning that Series, and their vote or consent, as the case may be, shall be counted in the determination of whether the matter was approved by the Series Members.

vii. At all meetings of Series Members, a Series Member may vote in person or by proxy executed in writing by the Series Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Company Manager before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy. A proxy may only be given verbally during a meeting taking place by teleconferencing and shall expire at the termination of said teleconference.

g. Action without Meeting. Action required or permitted to be taken at a meeting of Series Members may be taken without a meeting and without prior notice if consents, whether oral or written, of Series Members are received in writing (by email originating from a Members' email account, or mail) representing the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members of such Series were present and voted, and all Series Members entitled to vote were notified of the meeting.

h. Notice. When any notice is required to be given to any Series Member, a waiver thereof in writing signed by the Series Member entitled to such notice, whether before, at, or after the time stated therein, or the participation in a teleconference meeting, shall be equivalent to the giving of such notice.

7. Limitation of Liability and Indemnification.

a. Series Manager's Liability for Certain Acts. Each Series Manager shall perform its duties in good faith, in a manner it reasonably believes to be in the best interests of the Company and such Series, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. A Series Manager shall not be liable to the Company, the Series with which it is associated, or to any other Series Member or Series for any loss or damage sustained by such Series or Series Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, willful misconduct or a wrongful taking by the Series Manager.

b. Indemnity of the Series Managers, Employees and Other Agents. To the fullest extent permitted by applicable law, subject to approval of each Series Manager or the Manager, all officers, directors, shareholders, partners, members, employees, representatives or agents of the Manager or a Series Manager, or their respective affiliates, employees or agents (each, a "Covered Person") shall be entitled to indemnification from such Series (and the Company generally) for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company Manager, Series Manager, or such Series and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement and any Series Agreement, except that no Covered Person shall be entitled to be indemnified for any loss, damage or claim incurred by such Covered Person by reason of fraud, deceit, gross negligence, willful misconduct or a wrongful taking with respect to such acts or omissions; provided, however, that any indemnity under this Section 7 shall be provided out of and to the extent of the assets of the such Series only, and no other Covered Person or any other Series or the Company or the Company Manager shall have any liability on account thereof.

c.   Expenses. To the fullest extent permitted by applicable law, subject to approval of the Company Manager or a Series Manager, all expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by such Series prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by such Series of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized herein.

d.   Insurance. The Company Manager (on behalf of the Company as a whole) or a Series may purchase and maintain insurance, to the extent and in such amounts as its Series Manager and/or the Company Manager shall deem reasonable, on behalf of Covered Persons and such other Persons as the Company Manager or Series Manager shall determine, against any liability that may be asserted against or expenses that may be incurred by any such Person in connection with the activities of the Company or a Series, or such indemnities in general, regardless of whether a Series would have the power to indemnify such Person against such liability under the provisions of this Agreement or a Series Agreement.

e.   Indemnity Contracts. The Company Manager (on behalf of the Company as a whole) or a Series may enter into indemnity contracts with Covered Persons and such other Persons as the Company Manager or a Series Manager shall determine and may, but are not required to, adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations hereunder and containing such other procedures regarding indemnification as are appropriate.

8.   Capital Contributions and Distributions.

a.   Initial Capital Contributions. The Company Manager may raise Capital Contributions for each Series by the sale of Units in each Series. The Company Manager will determine the minimum or maximum number of Units to be sold on behalf of a Series, and the minimum investment amount required of an individual Investor in a Series, if any. Each Series Member shall contribute to such Series in the amount set forth in a Subscription Agreement and/or a Series Agreement as its Initial Capital Contribution to the Company with respect to such Series. The Company Manager will accept or reject the Subscription after making a determination of whether the Investor meets the suitability standards established by the Company Manager to invest in the Company. Each Series Member's holdings of Units will be issued in book-entry form and are not required to be evidenced by a certificate or receipt.

b.   Additional Capital Contributions. No Series Member will be required to make Additional Capital Contributions. If a Series' funds are insufficient to meet the needs of the Series, the Series Manager shall notify the Series Members of the need for additional capital and the Series Members may be permitted, but not required, to make Additional Capital Contributions to the Series on a pro-rata basis. In the event all Series Members do not make Additional Capital Contributions proportionate to their previous Series Percentage Interests, the Series Manager will recalculate the Percentage Interests of the Series Members after collection of the Additional

Capital Contributions by: a) calculating the sum of each Series Member's initial Capital Contributions plus their Additional Capital Contributions, and b) dividing this amount by the sum of the total Capital Contributions and Additional Capital Contributions of all Series Members. If the Series Members make disproportionate Additional Capital Contributions, the Percentage Interests of the Series Members who made Additional Capital Contributions will be increased and the Percentage Interests of the Series Members who did not make Additional Capital Contributions will be decreased.

        i.   In the event the existing Series Members do not voluntarily make Additional Capital Contributions in amounts sufficient to meet a Series' need; the Series Manager may request that the Company Manager seek the needed capital from other sources, which may include a loan from the Company Manager, a Series Manager, a Series Member, another Series (or its Members or Manager), a third party; or the sale of additional Interests in such Series to new Series Members.

        ii.   The Series Members hereby acknowledge and agree that noncontributing Members' Percentage Interests in a Series may be reduced: a) as a result of Additional Capital Contributions made by contributing Series Members, or b) by the sale of additional Interests to new Series Members, and that the Series Manager or Company Manager, as applicable, is authorized to take either action on behalf of a Series if additional funds are needed to meet the Series' business objectives.

        iii.   Capital Contributions shall be made by Series Members in full on admission to a Series. No portion of the capital of a Series may be withdrawn until dissolution of a Series or the Company, except as otherwise expressly provided in this Agreement or a Series Agreement.

        c.   <u>Loans</u>. Nothing in this Agreement shall prevent any Series Member from making secured or unsecured loans to a Series or its Subsidiary by agreement approved by such Series Manager, as the case may be.

        d.   <u>Class of Series and Rights</u>. Subject to the other provisions of this Agreement or a Series Agreement, each Series Interest shall have the rights, and be subject to the obligations, identical to those of every other Interest of the same Member Class in a Series.

        i.   The Company Manager retains the sole and exclusive right to establish Series, Series Member Classes, the quantity and value of Units in a Series to be sold in exchange for Capital Contributions to each Series as may be necessary to accomplish the objectives of the Series or the Company. The voting rights, if any associated with the Units will be specified in a Series Agreement.

        ii.   If any non-voting Interests are issued by a Series, the non-voting Interest holders although Series Members, shall be passive, shall not have any power to vote, except as otherwise provided in such Series Agreement or by law, and shall only obtain a purely Economic Interest in the particular Series. Initial Interest Allocation for Interests Issued by the Company to its Manager:

Experiential Squared, Inc.:   100%

iii.   Subject to the other provisions of this Agreement, each voting Unit in a Series shall have the rights, and be subject to the obligations, identical to those of each other voting Unit of the same Member Class in the Series. The holders of voting Units shall be entitled to one vote for each voting Unit held at all meetings of voting Series Members (and written actions in lieu of meetings), with no right to cumulative voting.

e.   <u>Units</u>. Membership Interests sold by the Company on behalf of a Series may be denominated in Units, or such other increments or amounts as may be described in the Series Agreement. Each Unit shall have the rights, and be subject to the obligations, identical to those of other Units of the same Member Class within such Series.

f.   <u>Distributions</u>. The Manager of the Company does not expect to receive regular Distributions from the Company, and will only share in Distributions in accordance with its membership in a Series, for management of a Series, or in the event of a sale or disposition of all of the Series Assets, in accordance with the Series Agreement for each such Series.

i.   Except as otherwise provided in this Agreement with respect to the dissolution of the Company, any Distribution of the Distributable Cash of a Series during any Fiscal Year shall: a) be made to the Series Members in proportion to such Series Members' respective Percentage Interests in a Series, prioritized by Member Class, if applicable, or (b) in any other manner described in an applicable Series Agreement.

ii.   All Distributions to Series Members pursuant to this Agreement shall made be at such times and in such amounts as shall be determined solely by the Series Manager; provided, however, that the Series Manager shall use its best efforts to cause the Series to distribute to such Series Members an amount of Distributable Cash sufficient to enable the Series Members to pay their federal and state income-tax liabilities attributable to their respective distributive shares of the taxable income of a Series, as applicable.

iii.   All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment, Distribution or allocation to Series Members shall be treated as amounts distributed to the Series Members pursuant to this Agreement for all purposes of this Agreement and the Series Agreements.

iv.   A Series Manager is authorized to withhold from Distributions to the respective Series Members and to pay over to any federal, state or local government any amounts required to be so withheld pursuant to the Code or any provision of any other federal, state or local law and shall allocate such amounts to those Series Members with respect to which such amounts were withheld.

v.   Notwithstanding any provision to the contrary contained in this Agreement, a Series shall not make any Distribution to any Person on account of its Interest in the Company with respect to such Series if such Distribution would violate the Act or other applicable law.

vi.   The Series Manager may base a determination that a Distribution or return of a Series Member's Capital Contribution may be made hereunder in good-faith reliance upon a balance sheet and profit and loss statement of such Series represented to be correct by the

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Person having charge of its books of account or by an independent public or certified public accountant or firm of accountants to fairly reflect the financial condition of such Series.

vii.   No Series Member shall be entitled to interest on its Capital Contributions or to return of their Capital Contributions.

viii.   Unless otherwise approved by a Series Manager, a Series Member who resigns as a Series Member (a "Resigning Member"), regardless of whether such termination was the result of a voluntary act by such Series Member, shall not be entitled to receive any further Distributions from the Company with respect to such Series. Damages for breach of this Section 8.f. shall be monetary damages only (and not specific performance), and such damages may be offset against Distributions by such Series to which the Resigning Member would otherwise be entitled.

9.   **Books and Records, Bank Accounts, Tax Matters**.

a.   Accounting Method. For both financial and tax-reporting purposes and for purposes of determining Distributions, the books and records of each Series shall be kept using the method of accounting (cash or accrual) determined by the Company Manager, in a consistent manner and shall reflect all Series transactions and will be appropriate and adequate for the Company's business.

b.   Records, Audits and Reports. At the expense of the Company or the relevant Series, each Series Manager shall maintain separate and distinct records and accounts of the operations and expenditures of the Company and each Series during the term of the Company or each such Series, and for seven (7) years thereafter. At a minimum, the Company and each Series shall keep at the principal place of business of the Company the following records:

i.   True and full information regarding the status of the business and financial condition of such Series and the Company;

ii.   Promptly after becoming available, a copy of the Company's federal, state and local income tax returns for each year;

iii.   The current list of the name and last known business, residence or mailing address of each Series Member;

iv.   A copy of this Agreement, Series Agreements, and the Certificate of Formation of the Company;

v.   True and full information regarding the amount of cash and a description and statement of the value of any other property or services contributed by each Series Member to the Company with respect to such Series and which each Series Member has agreed to contribute in the future, and the date on which each became a Series Member;

vi.   Minutes of every meeting held, if any;

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vii.   Any written consents obtained from Series Members for actions taken by such Series Members without a meeting; and

viii.   Unless contained in the Certificate of Formation or this Agreement, a writing prepared by each Series Manager setting out the following:

(1)   The times at which or events on the happening of which any Additional Capital Contributions agreed to be made by each Series Member are to be made; and

(2)   Any right of a Series Member to receive Distributions that include a return of all or any part of the Series Member's contributions.

c.   <u>Returns and Other Elections</u>. The Company Manager and/or Series Managers, as applicable, shall cause the preparation and timely filing of all tax returns required to be filed by the Company or its Series, pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the respective Series Members within a reasonable time after the end of the Company's Fiscal Year. All elections permitted to be made by the Company under federal or state laws shall be made by the Series Managers and/or Company Manager in its sole discretion.

10.   Voluntary Transfers; Additional and Substitute Members.

a.   <u>Transfers</u>. The Company Manager, as the issuer of Interests in the Company and its Series, shall have the sole and exclusive authority to grant, convey, sell, transfer, hypothecate, disassociate or otherwise dispose of all or a portion of the Series' Interests without input or vote of the Series Members or Series Managers consistent with the Series Agreement. Once interests in a Series have been sold, the Series Manager may only affect a change in the Membership Interests of a Series Member by following the procedures described below.

b.   <u>Transfers Restricted</u>. No Series Member shall voluntarily transfer all or any part of its Economic Interest in a Series, except as provided in this Section 10. In the event a Series Member or a Transferee of a Series Member violates any of the provisions of this Section, such transfer shall be null and void and of no force or effect.

c.   <u>Percentage of Limitations or Transfers</u>. Notwithstanding any other provision of this Agreement to the contrary, the Company or a Series Manager shall not be required to recognize any transfer of an Interest in a Series if the transfer, when considered with other transfers of the Interests in a Series made within the period of twelve (12) consecutive calendar months prior thereto, would constitute a sale or exchange of fifty percent (50%) or more of the total Series' Interest and result in the tax termination of the Company under article 708(b) of the Internal Revenue Code of 1986, as amended.

d.   <u>Voluntary Withdrawal, Resignation or Disassociation Prohibited</u>. No Series Member may withdraw, resign or voluntarily disassociate from a Series, unless such Series Member complies with the transfer provisions set forth in this Section. The provisions of this Section shall apply to all Voluntary Transfers of a Series Member's Interests in a Series. Involuntary Transfers are addressed in Section 10.

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e.   Admission of Additional Series Members. Only the Company Manager may sell Interests in a Series or admit Series Members. Once the Company closes the offering period for the sale of Interests in a Series, no additional Interests in the Series may be sold, or any Additional Series Members admitted, unless: a) the admission of an Additional Series Member is approved by the Company Manager. The Company Manager reserves the exclusive right to sell additional Interests in a Series to new or existing Series Members, and to admit new Series Members whose Interests may be equal or senior to the existing Interests in a Series as necessary to raise needed capital for a Series.

f.   Transfer Prohibited Except as Expressly Authorized Herein. No Series Member may voluntarily, involuntarily, or by operation of law assign, transfer, sell, pledge, hypothecate, or otherwise dispose of (collectively transfer) all or part of its Interest in the Company or a Series, except as is specifically permitted by this Agreement or a Series Agreement. Any Voluntary Transfer made in violation of this Section shall be void and of no legal effect. Further, in no event shall any Voluntary Transfer be made within one (1) year of the initial sale of the Interests proposed for transfer unless the Transferor provides a letter from an attorney, acceptable to the Series Manager, stating that in the opinion of such attorney, the proposed transfer is exempt from registration under the Securities Act and under all applicable state securities laws or is otherwise compliant with Rule 144 under the Securities Act of 1933. The Series Manager is legally obligated to refuse to honor any transfer made in violation of this provision.

g.   Conditions for Permissible Voluntary Transfer. Notwithstanding anything contained in this Agreement or a Series Agreement to the contrary, Series Manager shall:

i.   On written request of a Series Member, transfer all or any part of its Interest with respect to a Series to another Series Member or to a transferee that bears one of the following relationships to the transferring Series Member: a spouse, a lineal descendant or a trust created for the exclusive benefit of the transferring Series Member, the transferring Series Member's spouse and/or the transferring Series Member's lineal descendant(s), or an Affiliate as a Substitute Member, or

ii.   At the request of an IRA custodian or the Series Member, transfer all or any part of a Company or Series interest to the Series Member or another IRA Custodian.

iii.   Approval of Substitute Membership shall not be unreasonably withheld on delivery of all requested documents to the Series Manager necessary to accomplish such transfer. However, any subsequent conveyance or transfer of ownership Interests within the Affiliate so that it no longer meets the definition of an Affiliate with respect to the original Series Member, shall make its membership in a Series subject to revocation or Disassociation by the Series Manager. Unless the Affiliate requests and is approved by the Series Manager as a Substitute Member, an unauthorized Affiliate shall have only the Economic Interest of the former Series Member.

h.   Substitution. A permitted transfer of any Series Member's Interest shall only be granted as to that Member's Economic Interest unless the Series Manager accepts a permitted transferee (Transferee) as a Substitute Member. A permitted Transferee shall become a Substitute Member only on satisfaction of all of the following conditions:

- 15 -

i.	Filing of a duly executed and acknowledged written instrument of assignment in a form approved by the Series Manager specifying the Series Member's Percentage Interest being assigned and setting forth the intention of the assignor that the permitted assignee succeed to the assignor's Economic Interest (or the portion thereof) and/or its Interest as a Series Member;

ii.	Execution, acknowledgment and delivery by the assignor and assignee of any other instruments reasonably required by the Series Manager including an agreement of the permitted assignee to be bound by the provisions of this Agreement and the Series Agreement; and

iii.	The Series Manager's approval of the Transferee's or assignee's admission to the Series as a Substitute Member and concurrent and complete Disassociation of all of the Membership and Economic Interests of the Transferor with respect to such Series.

i.	Voluntary Transfer; Right of First Refusal. In the event any Series Member (a Selling Member) wishes to sell its Interest a Series, it must first present its offer to sell and proposed price (terms and conditions) in a Notice of Sale submitted in writing to the Series Manager. The Series Manager and/or the Series Members (Purchasing Members) shall have thirty (30) days to elect to purchase the entire Selling Member's Interest, which shall be offered to each in the order of priority described below:

i.	First, the Series Manager (or its members) may elect to purchase the entire Interest proposed for sale on the same terms and conditions as contained in the Notice of Sale, but if they don't; then

ii.	Second, all or part of the Series Members may purchase the entire Selling Member's Interest on the same terms and conditions as contained in the Notice of Sale; the Purchasing Members will be given priority to purchase in the same ratio as their existing Percentage Interest before allowing existing Series Members to purchase disproportionate amounts;

iii.	Third, if the Series Members elect to purchase less than the entire Interest proposed for sale, the Series Manager (or its members) and/or Company Manager may combine in any ratio to purchase the remaining Interest, providing the overall purchase is of the entire Selling Member's Interest and on the same terms and conditions as contained in the Notice of Sale; and

iv.	Fourth, in the event the Series Members and/or Series Manager or the Company Manager fail to respond within thirty (30) days of the Selling Member's Notice of Sale, or if the Series Manager and/or Members expressly elect not to purchase the entire Selling Member's Interest, the Selling Member shall have the right to sell its Interest to the third party on the same terms and conditions contained in the original Notice of Sale.

v.	Fifth, in the event the Selling Member receives or obtains a bona fide offer from a third party to purchase all or any portion of its Interest in the Company or a Series, which offer it desires to accept, then prior to accepting such offer, the Selling Member shall give written notice (the Notice of Sale) of such offer to the Series Manager. The Notice of Sale shall set forth the material terms of such offer, including without limitation the identity of the third party, and the purchase price and terms of payment.

vi.   Sixth, if the terms are different than the original Notice of Sale offered to the Series Manager, the Selling Member must comply again with the terms of this Section (giving the Series Manager, the Series Members and/or the Company Manager the first right to purchase its Interest on the same terms and conditions offered by the third party) with respect to the existing offer and all subsequent third party offers.

If a Series Manager and the Company Manager approves the sale to the third party, it must be completed within three (3) months. If the sale to the third party is not consummated on the terms contained in the approved Notice of Sale within three (3) months following the date of the Notice of Sale, then the Selling Member must seek a renewed approval from the Series Manager and Company Manager, who may require that the Selling Member again comply with the first right of refusal provisions of this Section.

In any purchase by the Series Members, Series Manager, or Company Manager as described above, the Series Manager will automatically adjust the Membership Interests of the Purchasing Members and Selling Members to reflect the respective number and class of Units or Interests transferred, and the Series Manager shall update the list of Series Members and their Percentage Interests in the Series Agreement as appropriate to reflect such transfer.

j.   Costs of Conveyance for Voluntary Transfer. In the event that the Series Manager, the Series Members, and/or the Company Manager elect to purchase as provided this Section, the cost of such transaction, including without limitation, recording fees, escrow fees, if any, and other fees, (excluding attorneys' fees which shall be the sole expense of the party who retained them) shall be borne by the Selling Member. The Selling Member shall deliver all appropriate documents of transfer for approval by the Series Manager at least three (3) days prior to the closing of such sale for its review and approval. The Series Manager may deduct its costs of sale from Distributable Cash of the Transferring Member, unless other reimbursement is received.

k.   Indemnification of Parties. From and after the date of such closing, whether the sale is made to the Series Manager, the Series Members, the Company Manager, or the third party, the Selling Member shall have no further Interest in the Assets or income of the Series or the Company and, as a condition of the sale, the Person(s) or entities purchasing the Interests shall indemnify and hold harmless the Selling Member from and against any claim, demand, loss, liability, damage or expense, including without limitation, attorney's fees arising from the subsequent operation of the Company or Series, and the Selling Member shall indemnify and hold harmless the Purchasing Members from and against any claim, demand, loss, liability, damage or expense, including without limitation, attorney's fees arising from the subsequent operation of the Company or Series.

l.   Rights and Interests of Voluntary Transferee; Adjustment of Voting Rights. If a Series Member transfers its Interest to a third party Transferee pursuant to this Section, such Transferee shall only succeed to the Series Member's Economic Interest unless and until it complies with the provisions of Section 10.l. and is approved by the Series Manager as a Substitute Member. Until such time, if ever, that the third party Transferee becomes a Substitute Member, the voting Interests of the Remaining Members (i.e., all Series Members, other than the Selling Member) will be increased proportionate with their Percentage Interests in the Series as if they had purchased the Selling Member's Interest.

m. **Obligations and Rights Upon Assignment**. The obligations, rights and Interests of the Selling, purchasing, and any Substitute Series Members shall inure to and be binding upon the heirs, successors and permitted assignees of such Transferee subject to the restrictions of this Section. A third-party Transferee shall have no right of action against the Company, a Series (its Manager or Members), or the Company Manager for not being accepted as a Substitute Series Member.

n. **Involuntary Transfer; Disassociation**.

i. **Disassociation for Cause**. A Series Member may be disassociated (i.e., expelled) from the Series: a) pursuant to a judicial determination, or b) on application by the Series Manager, another Member of the same Series or the Company Manager for Cause (defined in the bullets below); upon a written finding by the Series Manager or applicable judicial body that such Series Member:

(1) Engaged in wrongful conduct that adversely and materially affected the business of a Series and/or the Company;

(2) Willfully or persistently committed a material breach of this Agreement;

(3) Engaged in conduct relating to the Series' business, which makes it not reasonably practicable to carry on the business with the Series Member; or

(4) Engaged in willful misconduct related to its Membership in the Series.

ii. **Disassociation by Operation of Law**. Aa Series Member may be disassociated by operation of law, affected solely by action of the Series Manager or Company Manager, upon the occurrence of any of the following triggering events:

(1) Upon Voluntary or Involuntary Transfer of all or part of a Member's Economic Interest with respect to a Series;

(2) Dissolution, suspension, or failure to maintain the legal operating status of a corporation, partnership or limited liability company that is a Member of a Series; or

(3) Any Series Member who meets the definition of a "covered person" and becomes subject to a "disqualifying event" at any time during operation of the Company (as those terms are defined in Regulation D, Rule 506(d)) may automatically, by action of the Company Manager: a) be disassociated, or b) be stripped of its voting rights, if any, as appropriate and necessary to preserve the Company's securities exemption under Regulation D, Rule 506.

126256-00000001/7244192.1

o.   Effect of Disassociation. Immediately on mailing of a notice of Disassociation sent by the Series Manager to a Series Member's last known address, unless the reason for Disassociation can be and is cured within sixty (60) days, a Person will cease to be a Member of the Series and shall henceforth be known as a Disassociated Member. Any successor in Interest who succeeds to a Series Member's Interest by operation of law shall henceforth be known as an Involuntary Transferee. Subsequently, the Disassociated Member's right to vote or participate in management decisions will be automatically terminated. A Disassociated Member (or its legal successor) will continue to receive only the Disassociated Member's Economic Interest in the Series, unless the Disassociated Member/Involuntary Transferee elects to sell its Interest following the procedures described herein; and/or a Voluntary or Involuntary Transferee seeks admission and is approved by the Series Manager as a Substitute Member. Until such time, if ever, that the Series Manager approves the transfer of the entire Disassociated Member's Interest to the Purchasing Members or a Substitute Member, the voting Interests of the Remaining Members will be proportionately increased as necessary to absorb the Disassociated Member's voting Interests. If a Series Member objects to Disassociation, they will be bound to resolve the dispute in accordance with the Internal Dispute Resolution Procedure described in this Agreement, unless the reason for the Disassociation can be resolved within sixty (60) days to the satisfaction of the Series Manager, in which case their full Membership Interest will be reinstated. If there is no Involuntary Transferee, and no third party buyer is found and the Series Manager or Remaining Members do not wish to purchase the Disassociated Member's Interest, the Disassociated Member will only be entitled to receive its Economic Interest (no voting rights), indefinitely, until such time as the Company or such Series is dissolved.

p.   Sale and Valuation of a Disassociated Member's Interest. If no outside buyers can be found and the Disassociated Member still desires to sell its Interest, which the Remaining Members and/or Series Manager or Company Manager (Purchasing Members) wish to purchase, the buyout price for the Disassociated Member's Interest may be determined using one of the following methods:

i.   Negotiated Price: If the Purchasing Members or legal representative of the Disassociated Member can agree on a negotiated price for the Interest, then that price will be used; if not,

ii.   Estimated Market Value within 12 Months: The Series Manager may annually determine the Estimated Market Value of the Company and/or its Series and report it to the Series Members. An Estimated Market Value calculated by the Series Manager in any commercially accepted manner within the last twelve (12) months shall conclusively be used to determine the value of a Disassociated Member's Interest. The purchase price of shall be the product of the Disassociated Member's Percentage Interest in a Series and the Estimated Market Value of the Series adjusted for the Member Class, if applicable.

iii.   Appraisal Method: If both of the above methods fail, the price for a Disassociated Member's Interest shall be determined by appraisal of the Disassociated Member's Interests by one or more independent, certified appraisers currently operating in the geographic area of the asset, as follows:

126256-00000001/7244192.1

(1)   The Disassociated Member shall hire and pay the first appraiser, who shall provide an Estimated Market Value for the Series. If acceptable to the parties, this Estimated Market Value will be used to calculate the value of the Disassociated Member's Interest.

(2)   If the first appraiser's valuation is unacceptable, the Purchasing Members may hire their own appraiser and the average of the two appraisals (if within twenty percent (20%)) may be used to determine the value of the Series on which the purchase price will be based. If the two appraisals differ by more than twenty percent (20%) and the parties still cannot agree on the value, then,

(3)   A third appraisal may be obtained (at the option of either party), the cost of which will be split between the Purchasing Members and the Disassociated Member. The average of the two appraisals closest in value will be conclusively used to establish the Estimated Market Value of the Series on which the value of the Interest will be based.

q.   <u>Closing on a Disassociated Members' Interest</u>. Unless other terms have been agreed between the Disassociated and Purchasing Members, the following terms shall apply to closing of a Disassociated Member's Interest. After determining value, as provided in this Agreement, the Purchasing Members shall give written notice fixing the time and date for the closing. The closing shall be conducted at the principal office of the Company or other agreed location on the date not less than thirty (30) days nor more than sixty (60) days after the date of such notice, or in the event of Bankruptcy, any request for an extension by any Bankruptcy Court having jurisdiction.

r.   <u>Payment for a Disassociated Member's Interest</u>. At closing, the Purchasing Members shall pay to the Disassociated Member by certified or bank check an amount equal to the determined value of the Disassociated Member's Interest, or, if such value shall be determined to be zero or another amount pursuant to an agreement of the Series Members, shall deliver an executed copy of such agreement or a copy of such appraisal report(s), or a memorandum of the negotiated value as applicable. Notwithstanding the foregoing, at the option of the Purchasing Members, the purchase price may be paid by the delivery of its promissory note in the principal amount of the purchase price, bearing interest at eight percent (8%), repayable early without penalty, in eight (8) equal quarterly installments, or other agreement between the parties. Simultaneously therewith the Disassociated Member shall execute, acknowledge and deliver to the Purchasing Members such instruments of conveyance, assignment and releases as shall be necessary or reasonably desirable to convey all of the right, title and Interest of the Member and the Assets thereof. Because of the unique and distinct nature of an Interest in a Series of the Company, it is agreed that the Purchasing Members' damages would not be readily ascertainable if they elect to purchase the Disassociated Member's Interest as aforesaid and the conveyance thereof were not consummated, and, therefore, in such case the Purchasing Members shall be entitled to the remedy of specific performance in addition to any other remedies that may be available to them in law or in equity.

s.   <u>Transfer of Economic Interest; Rights of an Involuntary Transfer</u>. If the Purchasing Members do not elect to purchase the Interest of a Disassociated Member as provided herein, or if by operation of law the Economic Interest of the Disassociated Member transfers to an Involuntary Transferee, the Series Manager shall hereby be granted power of attorney by the Disassociated Member to execute such documents as may be necessary and requisite to evidence and cause the transfer only of the Disassociated Member's Economic Interest to the Involuntary Transferee, as applicable and appropriate for the circumstances.

An Involuntary Transferee shall not be deemed a Series Member until such time if ever, that they seek admission and are approved as a Substitute Member(s) of a Series. Until then, they shall only succeed to the Economic Interest of the Disassociated Member, including the right to any Distributions and a return of the Disassociated Member's Unreturned Capital Contributions, if applicable, which shall be distributed only if and when such Distributions or return of Capital Contributions shall become due per the terms of the applicable Series Agreement. Any Distributions that may be due a Disassociated Member shall be held in trust by the Series Manager and no Distributions shall be made to an Involuntary Transferee until it produces and executes such documentation as the Series Manager deems necessary to evidence the Transfer of the Disassociated Member's Economic Interest, and to indemnify the Company, the Series Manager or Series Members for any liability related to making Distributions directly to the holder of the Economic Interest.

Any further assignment of the Disassociated Member's Economic or Membership Interest, or any request of an Involuntary Transferee to succeed to the Disassociated Member's full Membership Interest (i.e., to become a Substituted Member in a Series of the Company), shall be subject to approval of the Series Manager.

11.   Dispute Resolution. Because the nature of the Company and its Series is to generate profits that it can share with its Series Members, it is imperative that one Series Member's dispute with the Company, a Series Manager and/or other Series Members is not allowed to diminish the profits available to other Series Members or resources necessary to operate the Company or assets of such Series. Litigation could require diversion of Company or Series profits to pay attorney's fees or could tie up Company funds necessary for operation of the Company or the affected Series, its Subsidiary or its assets, impacting the profitability of the investment for all such Series Members. The only way to prevent such expense is to have a comprehensive Internal Dispute Resolution Procedure (the "Procedure") in place, to which each of the Series Members have specifically agreed in advance of membership in the Company or in a Series. The Procedure described below requires an aggrieved party to take a series of steps designed to amicably resolve a dispute on terms that will preserve the interests of the Company or Series, and the other non-disputing Series Members, before invoking a costly remedy, such as arbitration.

a.   Procedure for Settling Disputes. In the event of a dispute, claim, question, or disagreement between Series Members or between a Series Manager or the Company Manager and/or one or more Series Members arising from or relating to this Agreement, the Series Agreement, the breach thereof, or any associated transaction, or to interpret or enforce any rights or duties under the Act (hereinafter Dispute), except allegations of violations of Federal or State securities laws, all Series Managers and Series Members hereby agree to resolve such Dispute by strictly adhering to the Procedure provided below. The following Procedure has been adapted for purposes of this Agreement from guidelines and rules published by the American Arbitration Association (AAA):

i.   Notice of Disputes. Written notice of a Dispute must be sent to the Series Manager or Series Member by the aggrieved party as described in the notice requirements below.

ii.   Negotiation of Disputes. The parties hereto shall use their best efforts to settle any Dispute through negotiation before resorting to any other means of resolution. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual Interests, attempt to reach a just and equitable solution satisfactory to all parties. If, within a period of sixty (60) days after written notice of such Dispute has been served by either party on the other, the parties have not reached a negotiated solution, then upon further notice by either party, the Dispute shall be submitted to mediation administered by the AAA in accordance with the provisions of its Commercial Mediation Rules. The onus is on the complaining party to initiate each next step in this Procedure as provided below.

b.   Mandatory Alternative Dispute Resolution. On failure of negotiation provided above; mediation, and as a last resort, binding arbitration shall be used to ultimately settle the Dispute. The following provisions of this Section 11 shall apply to any subsequent mediation or arbitration. Except that upon unanimous consent of all parties to a Dispute, the disputing party may initiate a small claims action or litigation in lieu of mandatory mediation and arbitration provided the parties shall further unanimously determine jurisdiction and venue. In any small claims action or litigation, the local rules of court shall apply in lieu of the remaining provisions of this Section.

c.   Preliminary Relief. Any party to the Dispute may seek preliminary relief at any time after negotiation has failed, but prior to arbitration, in accordance with the Optional Rules for Emergency Measures of Protection of the AAA Commercial Arbitration Rules and Mediation Procedures. The AAA case manager may appoint an arbitrator who will hear only the preliminary relief issues without going through the arbitrator selection process described below.

d.   Consolidation. Identical or sufficiently similar Disputes presented by more than one Series Member may, at the option of the Series Manager or Company Manager, be consolidated into a single Procedure.

e.   Location of Mediation or Arbitration. Any mediation shall be in the Commonwealth of Kentucky and any arbitration shall be in the State of Delaware and each party to such mediation or arbitration must attend in person.

f.   Attorney's Fees and Costs. Each party shall bear its own costs and expenses (including their own attorney's fees) and an equal share of the mediator or arbitrators' fees and any administrative fees, regardless of the outcome; however, if a Series Manager or the Company Manager is a party, their legal fees shall be paid by the Series (per the indemnification provision described herein). Except that a Series may reimburse a Series Member for attorney's fees and costs in any legal action against the Series Manager or the Company in which the Series Member is awarded such fees and costs as part of a legal action.

g.   Maximum Award. The maximum amount a party may seek during mediation or be awarded by an arbitrator is the amount equal to the party's Unreturned Capital

- 22 -

Contributions and any Cash Distributions or Interest to which the party may be entitled. An arbitrator will have no authority to award punitive or other damages.

h.   AAA Commercial Mediation or Arbitration Rules. Any Dispute submitted for mediation or arbitration shall be subject to the AAA's Commercial Mediation or Arbitration Rules. If there is a conflict between the Rules and this Section, the Section shall be controlling.

i.   Mediation. Any Dispute that cannot be settled through negotiation as described herein may proceed to mediation. The parties shall try in good faith to settle the Dispute by mediation, which each of the parties to the Dispute must attend in person, before resorting to arbitration. If, after no less than three (3) face-to-face mediation sessions, mediation proves unsuccessful at resolving the Dispute, the parties may then, and only then, resort to binding arbitration as described in herein.

j.   Selection of Mediator. The complaining party shall submit a Request for Mediation to the AAA. The AAA will appoint a qualified mediator to serve on the case. The preferred mediator shall have specialized knowledge of securities law, unless the Dispute pertains to financial accounting issues, in which case the arbitrator shall be either a C.P.A. or a real estate attorney, or if no such person is available, shall be generally familiar with the subject matter involved in the Dispute. If the parties are unable to agree on the mediator within thirty (30) days of the Request for Mediation, the AAA case manager will make an appointment. If the initial mediation(s) does not completely resolve the Dispute, any party may request a different mediator for subsequent mediation(s) by serving notice of the request to the other party(ies) for approval, and subject to qualification per the requirements stated above.

k.   Arbitration. Any Dispute that remains unresolved after good faith negotiation and three (3) failed mediation sessions shall be settled by binding arbitration. Judgment on the award rendered by the arbitrator(s) shall be final and may be entered in any court having jurisdiction thereof.

l.   Selection of Arbitrator. Prior to arbitration, the complaining party shall cause the appointment of an AAA case manager by filing of a claim with the AAA along with the appropriate filing fee, and serving it on the defending party. The AAA case manager shall provide each party with a list of proposed arbitrators who meet the qualifications described below, or if no such person is available, who are generally familiar with the subject matter involved in the Dispute. Each side will have fourteen (14) days to strike any unacceptable names, number the remaining names in order of preference, and return the list to the AAA. The case manager shall then invite persons to serve from the names remaining on the list, in the designated order of mutual preference. Should this selection procedure fail for any reason, the AAA case manager shall appoint an arbitrator as provided in the applicable AAA Commercial Arbitration Rules.

m.   Qualifications of Arbitrator. The selected or appointed arbitrator shall be selected from available candidates in Delaware and shall have specialized knowledge of securities law, unless the Dispute pertains to financial accounting issues, in which case the arbitrator shall be a C.P.A. or a real estate attorney. Further, the selected arbitrator must agree to sign a certification stating that they have read all of the documents relevant to the Member's subscription to the Series, including the offering documents (e.g. the Private Placement Memorandum or

126256-00000001/7244192.1

Offering Circular), the Agreement, the subject Series Agreement, and the Subscription Booklet in their entirety, including and any relevant Appendices or Exhibits.

i.   Discovery shall be limited to only those documents pertaining to the Series Member's Subscription to the Series (and any relevant Appendices or Exhibits), the Subscription Booklet, any written correspondence between the parties, and any other documents specifically requested by the Arbitrator as necessary to facilitate his/her understanding of the Dispute. The parties may produce witnesses for live testimony at the arbitration hearing at their own expense. A list of all such witnesses and complete copies of any documents to be submitted to the arbitrator shall be served on the arbitrator and all other parties within forty-five (45) days of the arbitration hearing, at the submitting party's expense.

ii.   If, in any action against a Series Manager, the Company, or the Company Manager, the selected or appointed arbitrator, or judge (if applicable) makes a specific finding that the Series Manager, Company Manager or Company has violated Securities laws, or has otherwise engaged in any of the actions described in this Agreement for which the Series Manager or Company will not be indemnified, the Series Manager, Company Manager, or Company must bear the cost of its own legal defense. In such case, the Series Manager must reimburse the Company for any such costs previously paid by the Company. Until the Company has been fully reimbursed, the Series Manager will not be entitled to receive any fees or Distributions it may otherwise be due.

12.   Termination of Series and Company.

a.   <u>Dissolution of the Company</u>. The Company shall be dissolved upon the occurrence of either of the following events:

i.   By sale of all or substantially of the Series' Assets and dissolution of all Subsidiaries;

ii.   By the unanimous written agreement of all Series Managers and the Company Manager; or

iii.   Upon the entry of decree of judicial dissolution.

The death, retirement, resignation, expulsion, bankruptcy or dissolution of any Series Manager or Series Member or the occurrence of any event that terminates the continued membership of any Series Member in a Series shall not in and of itself cause the dissolution of the Company. If a Series Member who is an individual dies or a court of competent jurisdiction adjudges him to be incompetent to manage its person or property. The Series Member's executor, administrator, guardian, conservator, or other legal representative may exercise all of the Series Member's rights for the purpose of settling the Series Member's estate or administering its property. If a Series Member is an entity and is dissolved or terminated, the powers of that Series Member may be exercised by its legal representative or successor.

c.   <u>Termination of a Series</u>. A Series shall be terminated upon the occurrence of any of the following events:

        i.   Upon dissolution of the Company;

        ii.   On sale or disposition of all of the Series Assets and dissolution of its Subsidiaries; or

        iii.   At the time in which there are no Series Members in a Series;

        iv.   Upon the entry of a decree of judicial termination under.

Other than in connection with a transfer of Membership Interests in accordance with this Agreement, a Series Member shall not take any voluntary action (including, without limitation, resignation) that directly causes it to cease to be a Series Member. The termination and winding up of a Series shall not cause the dissolution of the Company (even if there are no remaining Series so long as the Company Manager is still a Member); nor shall it cause the termination of any other Series. The termination of a Series shall not affect the limitation on liabilities of such Series or any other Series formed by the Company Manager as provided in this Agreement and consistent with the Act.

e.   <u>Winding Up of a Series on Termination of Such Series</u>. Upon termination of a Series, an accounting shall be made of the accounts of the Company with respect to such Series and of the assets, liabilities and operations associated with such Series and its Subsidiaries, from the date of the last previous accounting until the date of termination. The Series Manager shall immediately proceed to wind up the affairs of such Series.

        i.   If a Series is terminated and its affairs are to be wound up, the Series Manager shall:

        (1)   Sell or otherwise liquidate all of the assets of such Series as promptly as practicable (except to the extent such Series Manager(s) may determine to distribute any assets to the Series Members in kind);

        (2)   Dissolve its Subsidiaries in accordance with the limited liability act of the state in which the Subsidiaries are formed;

        (3)   Satisfy (whether by payment or reasonable provision for payment thereof) all liabilities of the Company with respect to such Series, including liabilities to the Company Manager, Series Managers, or Series Members who are creditors to the Series, to the extent otherwise permitted by law, other than liabilities to Series Members for Distributions (the amounts of any Reserves created in connection with the liquidation of such Series shall be deemed to be an expense of the Company with respect to such Series); and

        (4)   Distribute the remaining assets of such Series to the Series Members in accordance with the applicable Series Agreement associated with such Series.

        ii.   The Company Manager, Series Managers and Series Members, as applicable, shall comply with all requirements of applicable law pertaining to the winding up of the affairs of the Company with respect to such Series and the final disposition of its assets.

f. <u>Winding Up On Dissolution of the Company</u>. Upon the dissolution of the Company, the Company shall be wound up by winding up each Series in the manner contemplated herein.

g. <u>Certificate of Cancellation</u>. If a dissolution of the Company occurs and all debts, liabilities and obligations of the Company, whether or not associated with any Series, have been satisfied (whether by payment or reasonable provision for payment) and all of the remaining property and assets of the Company, whether or not associated with any Series, have been distributed, a certificate of cancellation as required by the Act shall be jointly executed and filed by the members of the Company, as authorized persons, within the meaning of the Act, with the Delaware Secretary of State.

h. <u>Effect of Filing Certificate of Cancellation or Equivalent</u>. Upon the filing of a certificate of cancellation or equivalent with the Delaware Secretary of State the existence of the Company shall cease.

i. <u>Returns of Contributions Nonrecourse to Other Members</u>. Except as otherwise provided by applicable laws, upon termination of a Series, the Series Member shall look solely to the assets of such Series for the return of their Capital Contributions to such Series, and if the assets of such Series remaining after payment of or due provision for the debts and liabilities of the Company with respect to such Series are insufficient to return such Capital Contributions, such Series Members shall have no recourse against any other Series, the Company or any other Series Member, except as otherwise provided by law.

13. Miscellaneous Provisions.

a. <u>Notices</u>. All notices provided for by this Agreement shall be made in writing and deemed received (i) twenty-four (24) hours after emailing to the party entitled thereto, or (ii) on the mailing of the notice in the U.S. mail at the last known address of the party entitled thereto, certified mail, return receipt requested.

b. <u>Binding Effect</u>. This Agreement and the Series Agreements are binding upon and inure to the benefit of the Series Members, and, to the extent permitted by this Agreement, their respective legal representatives, successors and assigns.

c. <u>Governing Law</u>. This Agreement, Series Agreements, and the rights of the parties hereunder, shall be construed pursuant to the laws of the State of Delaware (without regard to conflict of laws principles).

d. <u>Waiver of Action for Partition</u>. Each Series Member irrevocably waives during the term of the Company and any Series for which it is a Member, any right that it may have to maintain any action for partition with respect to the property of the Company or any Series.

e. <u>Amendments</u>. This Agreement may not be amended except in writing except by unanimous consent of the Company, the Company Manager and the Company Members. A Series Agreement may only be modified by an affirmative vote of Series Members holding a Majority of Interests in the affected Series as well as the written consent of the Company and Company Manager. However, notwithstanding anything to the contrary herein, the Company

Manager may amend this Agreement, a Series Agreement, or a Subsidiary Operating Agreement in a manner not materially inconsistent with the principles set forth in this Agreement, without the requisite approval or vote above, including without limitation:

i. To issue non-substantive amendments to this Agreement or a Series Agreement to correct minor technical errors;

ii. To accommodate a lender's request with respect to a Series Agreement or a Subsidiary Operating Agreement;

iii. To cure any ambiguity or to correct or supplement any provision therein which may be inconsistent with any other provision therein or in any associated document, or to add any other provisions with respect to matters or questions arising under this Agreement which will not be materially inconsistent with the provisions of this Agreement;

iv. To delete or add any provisions to this Agreement, a Series Agreement, or a Subsidiary Operating Agreement as requested by the Securities and Exchange Commission, state securities officials which is deemed by such regulatory agency or official to be for the benefit or protection Company, its Members or the Series Members; or

v. To make amendments similar to the foregoing so long as such action shall not materially and adversely affect the Interests or returns to the Series Members.

f.   Execution of Additional Instruments. Each Series Member hereby agrees to execute such other and further statements of Interest and holdings, designations and other instruments necessary to comply with any laws, rules or regulations, or reasonable requests of the Company, the Company Manager, or a Series Manager.

g.   Construction. Whenever the singular number is used in this Agreement or a Series Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

h.   Waivers. The failure of any party hereto to seek redress for default of or to insist upon the strict performance of any covenant or condition of this Agreement or a Series Agreement shall not prevent a subsequent act, which would have originally constituted a default, from having the effect of an original default.

i.   Severability. Every provision of this Agreement and the Series Agreements are intended to be severable. If any phrase, sentence, paragraph, or provision of this Agreement or a Series Agreement or its application thereof to any Person or circumstance is unenforceable, invalid, the affected phrase, sentence, paragraph, or provision shall be limited, construed, and applied in a manner that is valid and enforceable. If the conflict was with a non-waivable provision of the Act, phrase, sentence, paragraph, or provision, it shall be modified to conform to the Act. In any event, the remaining provisions of this Agreement, the Series Agreement, or Subsidiary Agreement shall be given their full effect without the invalid provision or application. If any term or provision hereof is illegal or invalid for any reason whatsoever, such legality or invalidity shall not affect the validity or legality of the remainder of this Agreement, the Series Agreement or the Subsidiary Agreement.

j.   Creditors. None of the provisions of this Agreement or a Series Agreement shall be for the benefit of or enforceable by any creditors of (i) the Company, (ii) any Series of the Company, (iii) any Series Member, or (iv) any Series Manager, or (v) the Company Manager.

k.   Counterparts. This Agreement and any associated Series Agreements may be signed in multiple counterparts, all of which should be deemed an original and shall constitute one instrument.

l.   Integration. This Company Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

m.   Waiver of Conflicts. Each party to this Agreement acknowledges and agrees that Procopio, Cory, Hargreaves & Savitch LLP ("Procopio") is acting as counsel only to the Company in connection with the preparation of this Agreement and related securities offerings, and that Procopio has in the past represented, and may, now or in the future, represent the Company, the Company Manager and/or its affiliates in matters unrelated to the Company. The applicable rules of professional conduct require that Procopio inform the parties previously or presently represented by Procopio of this representation and obtain their consent. Procopio has served as counsel to the Company and has negotiated the terms of this Agreement and related securities offerings solely on behalf of the Company. Each party to this Agreement acknowledges, represents and warrants to Procopio that (A) (i) the party has read this Agreement; (ii) the party has been represented in the preparation, negotiation and execution of this Agreement and related securities offerings by legal counsel of the party's own choice or has voluntarily declined to seek such counsel; and (iii) the party understands the terms and consequences of this Agreement and is fully aware of the legal and binding effect; and (B) the party understands that (i) Procopio has been retained by the Company in connection with the preparation, negotiation and execution of this Agreement and related securities offerings; and (ii) the party has not engaged the services of Procopio in connection with the preparation, negotiation and execution of this Agreement and related securities offerings and the party is not represented by Procopio in the preparation, negotiation and execution of this Agreement and related securities offerings.

[Remainder of Page Intentionally Left Blank; Signature Page to Follow.]

IN WITNESS WHEREOF, the parties hereto, whose names and contact information follows, have caused their signatures or the signatures of their duly authorized representatives and seals to be set forth below as of the day and year first above written.

COMPANY MANAGER

Dated: August 24, 2023

By: MRH CF LLC,
a Delaware Series Limited Liability Company

By   Its Manager

Experiential Squared, Inc.,
a Delaware Corporation

_____

By: Michael Behrens, CEO

COMPANY MEMBER

By: Experiential Squared, Inc.,
a Delaware Corporation

_____

By: Michael Behrens, CEO

APPENDIX A

Definitions

Defined terms are capitalized in this Agreement and may also appear in the Series Agreement. The singular form of any term defined below shall include the plural form and the plural form shall include the singular. Whenever they appear capitalized in this Agreement, the following terms shall have the meanings set forth below unless the context clearly requires a different interpretation:

Act shall mean the Delaware Limited Liability Company Act, Title 6, Delaware Code Ann., Section 18-101 et seq., and any successor statute, as amended from time to time.

Additional Capital Contribution shall mean any voluntary contribution to the capital of a Series in cash, property, or services by a Member made subsequent to the Member's initial Capital Contribution in response to a Series Manager's requires for voluntary Additional Capital Contributions.

Additional Series Member shall mean any Person admitted to a Series as a new or additional member, subsequent to the sale of Units or Interests in a Series in exchange for initial Capital Contributions of the Series Members.

Affiliate or Affiliated shall mean any Person controlling or controlled by or under common control with the Company Manager (or its members), a Member of the Company or a Series wherein the Company Manager (or its members) retains greater than fifty percent (50%) control of the Affiliate if an entity.

Assets shall mean any individual interest in a horse purchased on behalf of a Series in an individual Series.

Capital Contribution shall mean, with respect to any Member, any contribution to the Company or a Series in cash or other property (at such other property's fair value) by such Member whenever made. "Initial Capital Contribution" shall mean, with respect to any Member, the initial contribution by such Member to the Company or a Series pursuant to this Agreement. "Unreturned Capital Contribution" shall mean, with respect to any Member, the initial contribution by such Member to the Company or a Series pursuant to this Agreement, less any returned capital specified as such, that is not classified by the Company Manager as a return on investment.

Certificate of Formation shall mean the Certificate of Formation of the Company and any and all amendments thereto and restatements thereof filed on behalf of the Company with the office of the Secretary of State of the State of Delaware pursuant to the Act.

Code shall mean the Internal Revenue Code of 1986, as amended from time to time, or any superseding federal tax law. A reference herein to a specific Code section refers, not only to such specific section, but also to any corresponding provision of any superseding federal tax statute, as such specific section or such corresponding provision is in effect on the date of application of the provisions of this Agreement containing such reference.

Company shall refer to MRH CF, LLC, formed and continued under and pursuant to the Act and this Agreement.

Company Agreement or Agreement shall mean this Limited Liability Company Agreement, as amended, modified, supplemented or restated from time to time.

Company Manager shall initially mean Experiential Squared, Inc. which is the initial and sole Member of the Company not associated with any Series.

Company Member, with respect to the Company shall include Experiential Squared, Inc. as the sole shareholder and Manager of the Company. Series Member shall include Persons later admitted as Members of a Series, who shall be admitted in accordance with this Agreement. Upon being admitted as a Member of a Series, unless otherwise specified in such Series Agreement, such Series Member shall not be considered admitted as a Member of the Company or any other Series.

Covered Person, when capitalized, shall have the meaning as set forth in Section 7.b. hereof.

Disassociated Member shall mean a Series Member who has been involuntarily disassociated from the Company or a Series by one of the actions described herein, or by Voluntary Transfer of its Membership Interest to a Voluntary Transferee as described herein.

Disassociation shall mean an action of the Series Manager of a Series to remove a Series Member's right to participate in management of the Series (i.e., removal of its voting Interest) for cause or by operation of law.

Dispute, when capitalized, shall have the meaning set forth in Section 11 hereof.

Distributable Cash shall mean all cash, revenues and funds received by a Series from operation of its Subsidiaries and its Assets, less the sum of the following to the extent paid or set aside by the Series: (i) all principal and interest payments on indebtedness of the Subsidiary of the Series and all other sums paid to lenders with respect to the Series; (ii) all cash expenditures incurred in the normal operation of the Series business; and (iii) such Reserves as the Series Manager deem reasonably necessary for the proper operation of the Series' business.

Distribution or Distributions shall mean the cash paid to Series Members on account of their Series Membership Interests.

Economic Interest shall mean a Person's right to share in the income, gains, losses, deductions, credit, or similar items of, and to receive Distributions from a Series, but does not include any other rights of a Series Member, including, without limitation, the right to vote or to participate in management, and any right to information concerning the business and affairs of the Series in which it is a Member.

Estimated Market Value shall mean the estimated market value of the Assets owned by a Subsidiary of a Series, which shall be determined annually by the Manager of such Series and reported to the Members of such Series.

Appendix A

Fees refer to compensation received by a Series Manager for services provided to Series as a Series Manager.

Fiscal Year shall mean (i) the period commencing upon the formation of the Company and ending on December 31, or (ii) any subsequent twelve (12) month period commencing on May 15 and ending on December 31.

Interest or Membership Interest shall mean a Member's rights in the Company (with respect to the Manager), or a Series (with respect to Series Members), including the Member's Economic Interest in the Company of a Series, plus any additional right to vote or participate in management of the Company or Series, and any right to information concerning the business and affairs of the Company or Series provided by the Act and/or described in the Company Agreement or a Series Agreement.

Investor shall mean Persons who make Capital Contributions to a Series of the Company in exchange for Membership Interests in such Series.

Involuntary Transfer shall mean any transfer not specifically authorized under Section 10.

Involuntary Transferee shall mean a Series Member's heirs, estate, or creditors that have taken by foreclosure, receivership, or inheritance and not as a result of a Voluntary Transfer.

Majority of Interests shall mean, with respect to a Series, the vote of Membership Interests of one or more Series Members that in the aggregate exceed fifty percent (50%) of all voting Percentage Interests owned by Members of that Series entitled to vote. Except as otherwise provided in a Series Agreement; non-voting Series Members, if applicable, shall have no voting rights.

Member Class shall mean a separate class of interests in a Series as described in Section 4.d. whose rights and duties are separate and distinct from other Members in a Series.

Non-Capital Contributions shall mean the contributions made by Members of the Company or a Series other than cash.

Notice of Sale shall have the meaning set forth in herein, pertaining to a Voluntary Transfer of a Series Member's Interest.

Percentage Interest or Series Percentage Interest shall mean, for any Member associated with a Series, such Member's Percentage Interest in such Series, as set forth herein or in a Series Agreement.

Person or Persons shall mean any individual or legal entity, their heirs, executors, administrators, legal representatives, successors, and assigns of such individual or entity where the context so permits.

Purchasing Member shall mean any current Series Member, Series Manager or Company Manager that agrees to purchase a selling Series Members Interest with respect to a Series,

Appendix A

including the Series Member's Economic Interest and/or voting rights referenced in this Agreement.

Remaining Members shall have the meaning set forth in Section 10 hereof.

Reserves shall mean, with respect to a Series, funds set aside or amounts allocated to reserves that shall be maintained in amounts deemed sufficient by the Series Manager of such Series for working capital and to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the business of the Company with respect to such Series, or incident to the liquidation of such Series pursuant to Section 12.

Section, when capitalized and followed by a number, refers the sections of the Appendices to this Company Agreement.

Selling Member shall mean any Series Member that sells, assigns, hypothecates, pledges, or otherwise transfers all or any portion of its rights of membership in a Series, including its Economic Interest and/or voting rights.

Separate or Series Assets shall mean the real and/or personal property specified in a Series Agreement.

Series shall mean a designated Series with separate Members, Series Managers or Interests established in accordance with this Agreement, the Act, and a Series Agreement having separate rights, powers or duties with respect to Separate Assets or obligations or profits and losses associated with Separate Assets or obligations and, to the extent provided in this Agreement or a Series Agreement.

Series Agreement shall mean a separate, abbreviated operating agreement establishing a Series, and executed by the Company Manager (on behalf of the Company) and Series Managers and adopted (via their Subscription Booklets) by the Series Members. To the extent that a Series Agreement conflicts with the Company Agreement, the Series Agreement shall control.

Series Manager shall mean a Person appointed by the Manager of the Company to manage a Series of the Company, or such Person as may be subsequently elected by the Series Members.

Series Member shall mean a Person who has made a Capital Contribution to the Company in exchange for Membership Interests in a Series of the Company.

Subsidiary or Subsidiaries shall mean the single purpose limited liability companies formed by the Company Manager to take title to individual Properties.

Substitute Member shall mean any Person or entity admitted to a Series as a Member of the Series, on approval by the Series Manager, with all the rights of a Series Member pursuant to this Agreement.

Transferee when capitalized, shall have the meaning set forth in Section 10 hereof.

Voluntary Transfer shall have the meaning set forth in Section 10.

Appendix A

Appendix A

APPENDIX B

List of Series and Separate Assets of the Series

List of Series
(FOR INTERNAL USE ONLY)

Series Name	Separate Assets of the Series

Appendix B

Exhibit B – Series Agreement

SERIES AGREEMENT
OF
MRH CF, LLC, SERIES LAHAINA LUCK 22
A Delaware Series Limited Liability Company

THIS SERIES AGREEMENT ("Series Agreement"), is entered into as of May 30, 2024 (the "Effective Date") by and between MRH CF, LLC, a Delaware series limited liability company (the "Company"), the undersigned Series members (each a "Series Member" and collectively, the "Series Members"), and Experiential Squared, Inc., a Delaware corporation (the "Series Manager"), who desire to form and operate a new Series (as defined below) under the Company's existing Delaware series limited liability company pursuant to Delaware Limited Liability Company Act (the "Act"), under the terms and conditions set forth herein. The Company, the Series Members, and the Series Manager may also be referred to in this Series Agreement individually as a "Party" and collectively as the "Parties." Any capitalized term not defined herein shall have the meaning ascribed to such term in the Company Agreement (as defined below).

RECITALS

WHEREAS, the Company was formed on August 24, 2023 upon the filing of the Company's Certificate of Formation with the Office of the Secretary of the State of Delaware. The Company is subject to the Series Limited Liability Company Agreement of MRH CF, LLC executed on August 24, 2023 (the "Company Agreement") which is incorporated by reference herein as Exhibit A and can be found in the publicly filed Offering Statement related to this Series; and

WHEREAS, the Parties desire to create a new, separate series (as defined below) pursuant to the terms of the Company Agreement, which series shall acquire, own, and manage certain assets separate from assets owned by the Company or associated with any other series as may be formed by the Company ("Separate Assets"); and

WHEREAS, the Parties intend that the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to the Series and its Separate Assets be enforceable against the assets of the Series and its Separate Assets only, and not against the assets of the Company generally or any other series created under the Company Agreement; and

NOW THEREFORE, in consideration of the mutual promises and obligations contained herein, the Parties, intending to be legally bound, hereby agree as follows:

1. **Formation and Purpose.**

a. Formation. The Parties hereby create a new, separate series pursuant to the terms of the Company Agreement and the Series Agreement. The name of the separate series created hereunder is MRH CF, LLC, Lahaina Luck 22 (the "Series").

b. Term. The Series shall be perpetual unless earlier dissolved in accordance with the Act.

c.   Purpose. The sole business of the Series is to engage in the following activities and exercise the following powers:

i.   purchase an Asset (as defined in the Company Agreement) that is within the objectives of the Series;

ii.   transact any and all lawful business for which a Series may be formed under the Act in furtherance of the business objectives stated in the preceding paragraph; and

iii.   transact all business necessary, appropriate, advisable, convenient, or incidental to the foregoing provisions and objectives.

2.   Principal Place of Business; Qualification in Foreign Jurisdiction.

a.   Principal Place of Business. The principal office of the Series is 2456 Fortune Drive Ste. 110 Lexington, KY 40509. The Series may locate its place of business at any other place as the Series Manager deems advisable; provided, that the Series shall at all times maintain a registered agent within the State of Delaware and the state of the Series' principal place of business. The initial registered agent for service of process in Delaware is stated in the Company's Certificate of Formation.

b.   Qualification in Foreign Jurisdiction. The Series Manager is authorized to execute and file on behalf of the Series all necessary or appropriate documents required to qualify the Series to transact or to continue to transact business within any state in which the nature of the activities or property ownership requires qualification.

3.   Management.

a.   Management of Series. The management of the Series shall be vested in the Series Manager. The Series Manager shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by managers of a series limited liability company under the laws of the State of Delaware. The Series Manager shall have the authority to bind the Series to any legally binding agreement, including setting up and operating separate bank accounts on behalf of the Series.

b.   Powers of the Series Manager. The Series Manager is authorized to make all decisions as to (a) the sale, development, and disposition of the Separate Assets; (b) the purchase or acquisition of other assets of all kinds; (c) the management of all or any part of the Separate Assets; (d) the borrowing of money and the granting of security interests in the Separate Assets; (e) the pre-payment, refinancing or extension of any loan affecting the Separate Assets; (f) the compromise or release of any of the Series' claims or debts; and (g) the employment of persons, firms or corporations for the operation and management of the Series' business. In the exercise of its management powers, the Series Manager is authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Separate Assets; (b) all checks, drafts and other orders for the payment of the Series' funds; (c) all promissory notes, loans, security agreements and other similar documents; and (d) all other instruments of any other kind relating to the Series' affairs, whether like or unlike the foregoing and (e) any other exclusive authority granted to a Series Manager under the Company Agreement.

      c.   <u>Compensation and Fees</u>.

      i.   Compensation. The Series Manager will earn the following fees related to the creation, management, governance, content production, compliance aspects, etc. of the Series:

      (a)   for each horse that is acquired on behalf of a Series, the Series Manager shall receive a "Diligence and Management Fee" on the initial capital contributions. The nature and percentage of this fee is specified within the Offering Statement that is filed publicly with the Securities and Exchange Commission ("<u>SEC</u>"); and

      (b)   for each horse that is acquired on behalf of a Series, the Series Manager may receive an "Organizational and Experiential Fee" on the initial capital contributions. The nature and percentage of this fee is specified within the Offering Statement that is filed publicly with the SEC.

      (c)   the Series Manager may also be compensated with a "Management Performance Bonus" and/or "Final Gross Proceeds Fee" based upon a horse's revenue and as articulated in the relevant Offering Statement.

      (d)   the percentages and particulars relating to the above Fees and Bonuses are referenced in the Offering Statement, but the Company may also elect to include a summary in an Exhibit C attached hereto.

      ii.   Expenses. The Series shall reimburse the Series Manager for all direct out-of-pocket expenses incurred by the Series Manager in managing the Series. Further, any members or affiliates of the Series Manager who incur out-of-pocket expenses on behalf of the Company shall also be reimbursed by the Series.

      d.   <u>Bookkeeping</u>. The Series Manager shall maintain complete and accurate books of account of the Series' affairs at the Series' principal place of business or other agreed location. Such books shall be kept on such method of accounting as the Series Manager shall select. The Series' accounting period shall be the calendar year.

      e.   <u>Officers</u>. The Series Manager may, from time to time appoint officers of the Series (the "<u>Officers</u>") and assign in writing titles (including, without limitation, President, Vice President, Chief Financial Officer and Secretary) to any such person. Unless the Series Manager decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Act, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments and agreements in the name of and on behalf of the Series.

Any delegation pursuant to this Section 3.e. may be revoked at any time by the Series Manager in writing.

f.   <u>Exculpation and Indemnification</u>. Except for acts of fraud or reckless or willful misconduct, to the fullest extent permitted by applicable law, the Series Manager and each Officer and employee of the Series, and the officers, directors and employees of the Series Manager and any authorized person on behalf of the Series (each of the foregoing an "<u>Indemnified Person</u>") shall be indemnified, defended and held harmless by the Series from and against any and all claims, demands, liabilities, costs damages, expenses and causes of action of any nature whatsoever arising out of or incidental to any act performed or omitted to be performed by any one or more of such Indemnified Persons in connection with the business of the Series; provided, that an indemnity under this Section 3.f. shall be paid solely out of and to the extent of the assets of the Series, and shall not be a personal obligation of any Member. All judgments against the Series, the Series Manager or such Indemnified Persons where the Series provides indemnification must be satisfied from the assets of the Series.

g.   <u>Removal</u>. The Series Manager may be removed as provided in the Company Agreement.

4.   Series Members.

a.   <u>Capital Contributions</u>. The Series Members shall make the initial capital contribution to the Series as set forth in <u>Exhibit B</u> attached hereto (the "<u>Schedule of Series Members</u>"). The Series Members are not required to make any additional capital contributions to the Company, but may make additional capital contributions to the Company as provided in the Company Agreement.

b.   <u>Units</u>. Each Series Member's interest in the Series is represented by units ("<u>Units</u>") of membership interest ("<u>Membership Interest</u>") each having identical rights and privileges, except as otherwise provided in this Series Agreement. An unlimited number of Units is hereby authorized. Outstanding Units shall be shown on the Schedule of Series Members kept with the Company's transfer agent and registrar.

c.   <u>Distributions</u>.

i.   Distributions. The Series Members may receive "Distributable Cash" from the Series. "<u>Distributable Cash</u>" shall mean net proceeds after the "Management Performance Bonus" and/or "Final Gross Proceeds Fee," payment of certain liabilities or contractual obligations and sufficient working capital and related reserves. The Series Manager intends to operate the Separate Assets of the Series in such a manner as to generate Distributable Cash for distribution to the Series Members. The Series Manager shall evaluate Distributable Cash quarterly or at more frequent intervals, in the Series Manager's sole discretion. Distributable Cash shall be determined in the sole discretion of the Series Manager. Distributions of Distributable Cash to Series Members, when made, will be allocated among them in proportion to their Membership Interests in the Series. Distributable Cash, if any, will be distributed in the order described in (a) and (b) below, depending on the phase of operation of the Series. The Series Manager anticipates that

Distributions of Distributable Cash will not be made for at least the first twelve (12) months following the acquisition of the Asset and will be evaluated quarterly thereafter. The Series Manager will attempt to manage the Series so as to issue dividend payments, to the extent of available cash flow, as follows:

(a)   First, the relevant percentage of gross proceeds before deductions for expenses, liabilities, contractual obligations, withholdings or reserves ("Gross Proceeds") to the Series Manager for payment of the "Management Performance Bonus" and/or the "Final Gross Proceeds Fee" as specified in the relevant Offering Statement; and

(b)   Second Distributable Cash to the Series Members, other than the Series Manager, pro rata. This shall be calculated as the dividends available multiplied by a fraction with the fraction being the number of Membership Interests held by the Series Member as the numerator and the total number of outstanding Membership Interests as the denominator.

ii.   Working Capital Reserves. The Series Manager shall determine the cash available for dividends after retention of reasonable working capital reserves. Working capital reserves may include pre-paid insurance and administrative expenses for an Asset for up to three (3) years. Working capital expenses may be as much as the cost of the interest in the Asset.

d.   Withdrawal or Reduction of Members' Contributions to Capital. Except as otherwise provided herein, a Series Member may not receive out of the Series' property a return of any part of such Series Member's capital contributions until all other liabilities of the Company have been paid or there remains property of the Company sufficient to pay such other liabilities. A Series Member shall not be entitled to demand or receive from the Series the liquidation of such Series Member's Membership Interest in the Series until the Series is dissolved in accordance with the provisions hereof or other applicable provisions of the Act.

e.   Restrictions on Transferability. Restrictions on Transferability shall be governed by the provisions set forth in the Company Agreement.

5.   Dissolution.

a.   Authority to Dissolve Series. The Series Manager may dissolve the Series at any time once the Separate Assets have been sold. The dissolution may only be ordered by the Series Manager or the Company, not by an owner of Series Membership Interests or by any Series Member.

b.   Distribution upon Dissolution. Upon dissolution of the Company, the Separate Assets of the Series will be distributed as follows:

i.   First, to pay the creditors of the Series, including the Series Manager, any Series Member or third party who loaned or advanced money to the Series or has deferred any reimbursements or fees;

       ii.   Second, to establish Reserves against anticipated or unanticipated Series liabilities; and

       iii.   Third, any remaining Distributable Cash will be distributed as described in Section 4.c.i. above (Bonus and/or Fees to the Series Manager and the remaining Distributable Cash to the Series Members, pro rata).

6.   Miscellaneous Provisions.

a.   <u>Agreement to be Bound</u>. Each of the undersigned Parties agrees to be bound by the terms and provisions of this Series Agreement and the Exhibits to this Series Agreement. Each Series Member hereby agrees to be bound by the terms within the Company Agreement that relate to Series Members including, but not limited to, provisions related to transfer of Interests, voting rights, dispute resolution, limitation of liability, indemnification and authority of Manager and Series Manager.

b.   <u>Headings</u>. The headings in this Series Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent, or intent of this Series Agreement or any provision hereof.

c.   <u>Severability</u>. Each provision of this Series Agreement is severable, and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality does not impair the operation of or affect those portions of this Series Agreement which are valid, enforceable and legal.

d.   <u>Entire Agreement</u>. This Series Agreement and the exhibit(s) to this Series Agreement constitute the entire agreement of the Parties with respect to the subject matter hereof. The exhibit(s) to this Series Agreement are incorporated into and made a part of this Series Agreement by reference. This Series Agreement is intended to be and shall constitute a legally binding document.

e.   <u>Counterparts</u>. This Series Agreement may be executed in any number of counterparts with the same effect as if all Parties had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

f.   <u>Governing Law</u>. This Series Agreement and the rights of the Parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, all rights and remedies being governed by said laws, without regard to principles of conflict of laws.

g.   <u>Amendments, Consents and Approvals</u>. Except as otherwise stated in the Company Agreement, this Series Agreement may not be modified, altered, supplemented or amended except pursuant to a writing executed and delivered by the Company, the Manager and a majority-in-interest of the Series Members.

h. <u>No Third-Party Beneficiary</u>. Any agreement to pay any amount and any assumption of liability in this Series Agreement contained, express or implied, shall be only for the benefit of the Series Members and their respective heirs, successors, and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obliges of any indebtedness of any other party, whomsoever, deemed to be a third-party beneficiary of this Series Agreement.

[Remainder of Page Intentionally Left Blank; Signature Page Follows.]

IN WITNESS WHEREOF, the Parties hereto have executed this Series Agreement, as of the Effective Date. Series Member acknowledges that by clicking "I agree to the Offering Terms" related to this Series on the My Racehorse App or myracehorse.com, that Series Member is agreeing to the terms of this Series Agreement and an electronic signature of this Agreement on the relevant date.

COMPANY

MRH CF, LLC,
a Delaware Series Limited Liability Company

By: Experiential Squared, Inc.,
a Delaware Corporation
Its: Manager

Michael Behrens

By: Michael Behrens, CEO

SERIES MANAGER

EXPERIENTIAL SQUARED, INC.,
a Delaware Corporation

Michael Behrens

By: Michael Behrens, CEO

SERIES MEMBER:

EXHIBIT A

COMPANY AGREEMENT

[*See Attached*]

EXHIBIT B

SCHEDULE OF SERIES MEMBERS

[*On file with the Company's Transfer Agent*]

EXHIBIT C

SUMMARY OF FEE PARTICULARS

FEE	PERCENTAGE OF OFFERING
Management and Due Diligence	15%
Organizational and Experiential	12.5%
Brokerage Fee	2.25%
Management Performance Bonus	10% of all gross proceeds from only stakes purse money
Final Gross Proceeds Fee	5% of the final gross sale proceeds if the Underlying Asset has depreciated and 20% of the final gross proceeds if the Underlying Asset has appreciated.

Exhibit C – Subscription Agreement

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DALMORE GROUP, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). EACH OF THE COMPANY AND THE CROWDFUNDING ISSUER IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE CROWDFUNDING ISSUER, THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE CROWDFUNDING ISSUER, THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE CROWDFUNDING ISSUER, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE CROWDFUNDING ISSUER'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE CROWDFUNDING ISSUER'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. NEITHER THE CROWDFUNDING ISSUER NOR THE COMPANY UNDERTAKES

ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE CROWDFUNDING ISSUER AND THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE CROWDFUNDING ISSUER OR THE COMPANY.

EACH OF THE CROWDFUNDING ISSUER AND THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CROWDFUNDING ISSUER OR THE COMPANY SINCE THAT DATE.

THE MRH CF, LLC - SERIES LAHAINA LUCK 22 INTERESTS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE MRH CF, LLC - SERIES LAHAINA LUCK 22 INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED BY SECTION 10 OF THE COMPANY AGREEMENT. THE MRH CF, LLC - SERIES LAHAINA LUCK 22 INTERESTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM OR THIS SUBSCRIPTION AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Offering Memorandum Date

MRH CF, LLC

a Delaware series limited liability company

MRH CF, LLC - SERIES LAHAINA LUCK 22 (the "SERIES")

SUBSCRIPTION AGREEMENT

The undersigned ("**Subscriber**") understands that MRH CF, LLC - SERIES LAHAINA LUCK 22 (the "**Series**") of MRH CF, LLC, a Delaware series limited liability company, having its principal place of business at **2456 Fortune Drive Suite 110 Lexington KY 40509** (the "**Company**"), is offering for sale (the "**Offering**") on a best-efforts basis up to 8,000 membership units (each a "**Unit**" and collectively the "**Units**") at the purchase price of $60.00 per Unit (the "**Purchase Price**"), upon the terms and conditions set forth in this subscription agreement ("**Agreement**"), the Subscription Offering Information, the Series Agreement and the Company Agreement.

1. <u>Subscription for Units</u>.

a. Subject to the terms and conditions of this Agreement, Subscriber hereby irrevocably subscribes for and agrees to purchase from the Series the number of Units indicated on the signature page attached hereto (the "**Securities**"), for the aggregate Purchase Price set forth on the signature page (the "**Aggregate Purchase Price**").

b. Subscriber hereby agrees to be bound hereby upon execution and delivery by Subscriber to the Series of the signature page to this Agreement.

c. It is understood and agreed that the Series shall have the sole right, at its complete discretion, to accept or reject this Subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Series only when it is signed by a duly authorized officer of the Series and delivered to the Subscriber. Subscriptions for Securities need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Series shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of such Securities would constitute a violation of the securities laws of such jurisdiction.

2. <u>Subscription Offering Information</u>. Subscriber represents and warrants that it is in receipt of and that it has carefully read and understood all documents and information provided to Subscriber on or through the Company's App or <u>myracehorse.com</u> website (collectively "the MyRacehorse™ Platform") including the Buy Page, the Offering Memorandum and all relevant agreements contained within the Offering Memorandum (collectively, the "Subscription Offering Information.")

3. <u>Series Representations and Warranties</u>. The Series represents and warrants that as of the date of this

Agreement:

a.   The Series is a series of a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, entitled to own its property of a material nature and to carry on its business of a material nature as and in places where such property is now owned or operated and such business is conducted except where the failure to so qualify will not have a material adverse effect on the Series.

b.   The Series, by appropriate and required corporate action, has duly authorized the execution of this Agreement, and the issuance and delivery of the Securities.

4.   Subscriber Representations, Acknowledgements and Agreements.   Subscriber hereby represents, warrants to and acknowledges and agrees with the Series as follows:

a.   The Subscriber is aware that an investment in the MRH CF, LLC - SERIES LAHAINA LUCK 22 Interests involves a significant degree of risk, and has received and carefully read the Company's Offering Memorandum dated <DATE>, as may be amended from time to time and, in particular, the "Risk Factors" section therein. The Subscriber understands that the Company is subject to all the risks applicable to early-stage companies, whether or not set forth in such "Risk Factors". The Subscriber acknowledges that no representations or warranties have been made to it or to its advisors or representatives with respect to the business or prospects of the Company or its financial condition.

b.   The offering and sale of the MRH CF, LLC - SERIES LAHAINA LUCK 22 Interests has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. The Subscriber understands that the offering and sale of the MRH CF, LLC - SERIES LAHAINA LUCK 22 Interests is intended to be exempt from registration under the Securities Act, based, in part, upon the representations, warranties and agreements of the Subscriber contained in this Subscription Agreement, including, without limitation, the investor qualification ("Investor Qualification and Attestation"). The Subscriber is purchasing the MRH CF, LLC - SERIES LAHAINA LUCK 22 Interests for its own account for investment purposes only and not with a view to or intent of resale or distribution thereof in violation of any applicable securities laws, in whole or in part.

c.   Transfer Restrictions; Resales.

i.   Right of First Refusal. Subscriber agrees that it shall not transfer such Securities except in compliance with Section 10 of the Company Agreement, which provides for a first right of first refusal to purchase the Securities to the Manager and, secondarily, a right of first refusal for other Series Members to purchase the Securities.

ii.   Resales. Provided, that, the provisions of Section 10 of the Company Agreement are complied with, then the Subscriber may re-sell the Securities during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement

1.   To the Company;

2.   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

3.   As part of an offering registered under the Securities Act with the SEC; or

4.   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

d.   The Subscriber acknowledges that the Subscriber's responses to any questions posed in the MyRacehorse™ Platform, are complete and accurate as of the date hereof.

e.   The Subscriber acknowledges that neither the U.S. Securities and Exchange Commission ("SEC") nor any state securities commission or other regulatory authority has passed upon or endorsed the merits of the offering of the MRH CF, LLC - SERIES LAHAINA LUCK 22 Interests.

f.   In evaluating the suitability of an investment in the MRH CF, LLC - SERIES LAHAINA LUCK 22 Interests, the Subscriber has not relied upon any representation or information (oral or written) other than as set forth on the Buy Page, the Offering Memorandum, and the relevant agreements within the Offering Memorandum including this Subscription Agreement.

g.   Except as previously disclosed in writing to the Company, the Subscriber has taken no action that would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this Subscription Agreement or the transactions contemplated hereby and, in turn, to be paid to its selected dealers, and in all instances the Subscriber shall be solely liable for any such fees and shall indemnify the Company with respect thereto pursuant to paragraph 6 of this Subscription Agreement.

h.   The Subscriber, together with its advisors, if any, has such knowledge and experience in financial, tax, and business matters, and, in particular, investments in securities, so as to enable it to utilize the Offering Memorandum to evaluate the merits and risks of an investment in the MRH CF, LLC - SERIES LAHAINA LUCK 22 Interests and the Company and to make an informed investment decision with respect thereto.

i.   The Subscriber is not relying on the Company, the Manager or any of its respective employees or agents with respect to the legal, tax, economic and related considerations of an investment in the MRH CF, LLC - SERIES LAHAINA LUCK 22 Interests, and the Subscriber has relied on the advice of, or has consulted with, only its own advisors, if any, whom the Subscriber has deemed necessary or appropriate in connection with its purchase of the MRH CF, LLC - SERIES LAHAINA LUCK 22 Interests.

j.   No consent, approval, authorization or order of any court, governmental agency or body or arbitrator having jurisdiction over the Subscriber or any of the Subscriber's affiliates is required for the execution of this Subscription Agreement or the performance of the Subscriber's obligations hereunder, including, without limitation, the purchase of the MRH CF, LLC - SERIES LAHAINA LUCK 22 Interests by the Subscriber.

k.   The Subscriber has adequate means of providing for such Subscriber's current financial needs and foreseeable contingencies and has no need for liquidity of its investment in the MRH CF, LLC - SERIES LAHAINA LUCK 22 Interests for an indefinite period of time.

l.   The Subscriber (i) if a natural person, represents that the Subscriber has reached the age of 21 (or 18 in states with such applicable age limit) and has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof; or (ii) if a corporation, partnership, or limited liability company or other entity, represents that such entity was not formed for the specific purpose of acquiring the MRH CF, LLC - SERIES LAHAINA LUCK 22 Interests, such entity is duly organized, validly existing and in good standing under the laws of the state of its organization, the consummation of the transactions contemplated hereby is authorized by, and will not result in a violation of state law or its charter or other organizational documents, such entity has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof and to purchase and hold the MRH CF, LLC - SERIES LAHAINA LUCK 22 Interests, the execution and delivery of this Subscription Agreement has been duly authorized by all necessary action, this Subscription Agreement has been duly executed and delivered on behalf of such entity and is a legal, valid and binding obligation of such entity; or (iii) if executing this Subscription Agreement in a representative or fiduciary capacity, represents that it has full power and authority to execute and deliver this Subscription Agreement in such capacity and on behalf of the subscribing individual, ward, partnership, trust, estate, corporation, or limited liability company or partnership, or other entity for whom the Subscriber is executing this Subscription Agreement, and such individual, partnership, ward, trust, estate, corporation, or limited liability company or partnership, or other entity has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Company, and represents that this Subscription Agreement constitutes a legal, valid and binding obligation of such entity. The execution and delivery of this Subscription Agreement will not violate or be in conflict with any order, judgment, injunction, agreement or controlling document to which the Subscriber is a party or by which it is bound.

m.   If an entity, the Subscriber has its principal place of business or, if a natural person, the Subscriber has its primary residence, in the jurisdiction set forth in this Subscription Agreement. The Subscriber first learned of the offer and sale of the MRH CF, LLC - SERIES LAHAINA LUCK 22 Interests in such jurisdiction and the Subscriber intends that the securities laws of that state shall govern the purchase of the Subscriber's MRH CF, LLC - SERIES LAHAINA LUCK 22 Interests.

n.   The Subscriber is either (i) a natural person resident in the United States, (ii) a partnership, corporation or limited liability company organized under the laws of the United States, (iii) an estate of which any executor or administrator is a U.S. person, (iv) a trust of which any trustee is a U.S. person, (v) an agency or branch of a foreign entity located in the United States, (vi) a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person, or (vii) a partnership or corporation organized or incorporated under the laws of a foreign jurisdiction that was formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts.

o.   Any information which the Subscriber has heretofore furnished or is furnishing herewith to the Company is true, complete and accurate and may be relied upon by the Manager and the Company in determining the availability of an exemption from registration under federal and state securities laws in connection with the Offering. The Subscriber further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of the MRH CF, LLC - SERIES LAHAINA LUCK 22 Interests.

p.   The Subscriber is not, nor is it acting on behalf of, a "benefit plan investor" within the meaning of 29 C.F.R. § 2510.3-101(f)(2), as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974 (such regulation, the "Plan Asset Regulation", and a benefit plan investor described in the Plan Asset Regulation, a "Benefit Plan Investor"). For the avoidance of doubt, the term Benefit Plan Investor includes all employee benefit plans subject to Part 4, Subtitle B, Title I of ERISA, any plan to which Section 4975 of the Code applies and any entity, including any insurance company general account, whose underlying assets constitute "plan assets", as defined under the Plan Asset Regulation, by reason of a Benefit Plan Investor's investment in such entity.

q.   The Subscriber is satisfied that the Subscriber has received adequate information with respect to all matters which it or its advisors, if any, consider material to its decision to make this investment.

r.   Within five (5) days after receipt of a written request from the Manager, the Subscriber will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Company is subject.

s.   If the Subscriber is affiliated with a non-U.S. banking institution (a "Foreign Bank"), or if the Subscriber receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Foreign Bank, the Subscriber represents and warrants to the Company that: (1) the Foreign Bank has a fixed address, other than solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (2) the Foreign Bank maintains operating records related to its banking activities; (3) the Foreign Bank is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities; and (4) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

t.   <u>Investment Limits</u>. Subscriber represents that:

i.   Subscriber meets the definition of Accredited Investor under Rule 501 of the Securities Act as set forth in <u>Appendix A</u>; or

ii.   Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

iii.   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

iv.   Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

u.   Each of the representations and warranties of the parties hereto set forth in this Section 4 and made as of the date hereof shall be true and accurate as of the Closing applicable to the subscription made hereby as if made on and as of the date of such Closing.

5.   Subscriber Undertakings.

a.   Subscriber understands, acknowledges and agrees with the Series as follows:

i.   Subscriber hereby acknowledges and agrees that the Subscription hereunder is irrevocable by Subscriber, and that, except as required by law, Subscriber is not entitled to cancel, terminate or revoke this Agreement and that this Agreement shall survive the death or disability of Subscriber and shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns. If Subscriber is more than one person, the obligations of Subscriber hereunder shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his/her heirs, executors, administrators, successors, legal representatives and permitted assigns.

ii.   No federal or state agency has made any findings or determination as to the fairness of the terms of this subscription for investment nor any recommendations or endorsement of the Securities.

6.   **Indemnification.** Subscriber shall indemnify and hold harmless the Series and each officer, director or control person of the Series from any and all damages, losses, liabilities obligations, commitments and expenses (including attorneys' fees and expenses) incurred by any of such person by reason of or arising from the breach of any representation, warranty or covenant of Subscriber contained in this Agreement.

7.   **Ownership Records.** The ownership of your shares will be reflected by registration in electronic form (also known as "book entry").

8.   **Miscellaneous.**

a.   Except as set forth elsewhere herein, any notice or demand to be given or served in connection herewith shall be deemed to be sufficiently given or served for all purposes by being sent as registered or certified mail, return receipt requested, postage prepaid, in the case of the Series, addressed to it at the address set forth below:
Company:

MRH CF, LLC
2456 Fortune Drive
Suite 110
Lexington, KY 40509
Attention: Chief Executive Officer

Subscriber:

Address provided in the subscription process.

b.   All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the state of Nevada, without giving effect to any choice or conflict of law provision or rule (whether of the state of Nevada or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the state of Nevada. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this agreement or the transactions contemplated hereby.

c.   This Agreement shall be binding upon the parties hereto and their respective heirs, estate, legal representatives, successors and assigns. If any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed to be modified to conform to such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

d.   In any action, proceeding or counterclaim brought to enforce any of the provisions of this Agreement or to recover damages, costs and expenses in connection with any breach of the Agreement, the prevailing party shall be entitled to be reimbursed by the opposing party for all of the prevailing party's attorneys' fees, costs and other out-of-pocket expenses incurred in connection with such action, proceeding or counterclaim.

e.   This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth herein. This Agreement supersedes all prior agreements and understandings, oral or written, between the parties hereto with respect to the subject matter hereof.

f.   The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

9.   Acceptance of Delivery. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of the completed Agreement will be determined by the Series, which determination will be final and binding. The Series reserves the absolute right to reject any completed Agreement, in its sole and absolute discretion. The Series also reserves the right to waive any irregularities in, or conditions of, the submission of completed Subscription Agreements, and the Series' interpretation of the terms and conditions for the purchase of the Securities (including these instructions) shall be final and binding. The Series shall be under no duty to give any notification of irregularities in connection with any attempted subscription for the Securities or incur any liability for failure to give such notification. Until such irregularities have been cured or waived, no subscription for the Securities shall be deemed to have been made. Any Subscription Agreement that is not properly completed and as to which defects have not been cured or waived will be returned by the Series to the Subscriber as soon as practicable.

<center>**SUBSCRIPTION AGREEMENT SIGNATURE PAGE**</center>

By clicking "I agree to the Offering Terms" on the MyRacehorse™ Platform, Subscriber is agreeing to the terms of this Subscription Agreement, certifying that all information is true and correct and authorizing an electronic signature on this Agreement. This shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement. This Signature Page may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement may also be delivered by facsimile, e-mail or other means of electronic transmission.

The undersigned Subscriber hereby certifies (i) he/she/it agrees to all the terms and conditions of this Agreement, (ii) his/her/its combined investments in MyRacehorse do not exceed the greater of 10% of his/her/its annual income or 10% of his/her/its total assets, and (iii) he/she/it is a resident of the state or foreign jurisdiction indicated below.

The undersigned irrevocably subscribes for Series membership units.

The Aggregate Purchase Price of membership units subscribed for, at $_____.00 per share, is $_____.

This Subscription Agreement is executed by Subscriber on _____.

_____
Name of Subscriber

Accredited Investor

Non-Accredited Investor

If other than Individual check one and indicate capacity of signatory under the signature:

☐ Trust
☐ Estate
☐ Uniform Gifts to Minors Act of State of _____
☐ Limited liability company
☐ Corporation
☐ Other _____

_____
Name of Joint Subscriber (if any)

Accredited Investor

Non-Accredited Investor

If Joint Ownership, check one:
☐ Joint Tenants with Right of Survivorship
☐ Tenants in Common
☐ Tenants by Entirety
☐ Community Property

Backup Withholding Statement:
Please check this box only if the investor is subject to:

_____
Signature of Subscriber

☐ Backup withholding.

_____
Signature of Joint Subscriber

Foreign Person:
Please check this box only if the investor is a:

_____
Capacity of Signatory (if applicable)

☐ Nonresident alien, foreign corporation, foreign Company, foreign trust or foreign estate.

_____
Social Security or Taxpayer Identification Number

_____
Residence Address or Entity Principal Address

_____
City   State   Zip Code

Telephone (   ) _____

e-mail address: _____

As required by the regulations issued pursuant to the U.S. Internal Revenue Code, Subscriber certifies under penalty of perjury that (1) the Social Security Number or Taxpayer Identification Number and address provided above is correct, (2) Subscriber is not subject to backup withholding (unless the Backup Withholding Statement box above is checked) either because Subscriber has not been notified that Subscriber is subject to backup withholding as a result of a failure to report all interest or dividends or because the Internal Revenue Service has notified Subscriber that Subscriber is no longer subject to backup withholding and (3) Subscriber (unless the Foreign Person box above is checked) is not a nonresident alien, foreign partnership, foreign trust or foreign estate.

Appendix A

Accredited Investor Definition

According to Rule 501(a) of Regulation D under the Securities Act, an "accredited investor" is any person who comes within any of the following categories at the time of the sale of the securities to that person:

(1)   Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Securities Act; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2)   Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3)   Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4)   Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5)   Any natural person whose individual net worth[1], or joint net worth[2] with that person's spouse or spousal equivalent[3], at the time of his purchase exceeds $1,000,000;

(6)   Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7)   Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii);

(8)   Any entity in which all of the equity owners are accredited investors;

(9)   Any entity, of a type not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments[4] in excess of $5,000,000

---

[1] For purposes of calculating a natural person's net worth: (a) the person's primary residence must not be included as an asset; (b) indebtedness secured by the person's primary residence up to the estimated fair market value of the primary residence must not be included as a liability (except that if the amount of such indebtedness outstanding at the time of calculation exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess must be included as a liability); and (c) indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the residence must be included as a liability.

[2] For the purposes of calculating joint net worth: (a) joint net worth can be the aggregate net worth of the investor and spouse or spousal equivalent; (b) assets need not be held jointly to be included in the calculation; and (c) reliance on the joint net worth standard does not require that the securities be purchased jointly.

[3] The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.
[4] For purposes of this section, "investments" is defined in rule 2a51-1(b) under the Investment Company Act of 1940 (17 CFR 270.2a51-1(b)).

(10)   Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status, which currently consists of a Series 7, Series 65, or Series 82 license;

(11)   Any natural person who is a "knowledgeable employee[5]," as defined in rule 3c5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12)   Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (i) With assets under management in excess of $5,000,000, (ii) That is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13)   Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

---

[5] The term "knowledgeable employee" with respect to a Section 3(c)(1) company or a Section 3(c)(7) company (a "Covered Company") means any natural person who is: (i) an executive officer, director, trustee, general partner, advisory board member, or person serving in a similar capacity, of the Covered Company or an affiliated person that manages the investment activities of the Covered Company (an "Affiliated Management Person"); or (ii) an employee of the Covered Company or an Affiliated Management Person of the Covered Company (other than an employee performing solely clerical, secretarial or administrative functions with regard to such company or its investments) who, in connection with his or her regular functions or duties, participates in the investment activities of such Covered Company, other Covered Companies, or investment companies the investment activities of which are managed by such Affiliated Management Person of the Covered Company, provided that such employee has been performing such functions and duties for or on behalf of the Covered Company or the Affiliated Management Person of the Covered Company, or substantially similar functions or duties for or on behalf of another company for at least 12 months.

Exhibit D – Financial Statements of the Company

MRH CF, LLC
a Delaware Limited Liability Company

Financial Statements and Independent Auditor's Report
As of December 31, 2023 and for the period from August 24, 2023 (Inception)
to December 31, 2023

MRH CF, LLC
TABLE OF CONTENTS

Page

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023 AND FOR THE PERIOD FROM AUGUST 24, 2023 TO DECEMBER 31, 2023:



IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

May 30, 2024

To: Experiential Squared, Inc as manager of MRH CF LLC
Re: 2023 year end period Financial Statement Audit

We have audited the accompanying financial statements of MRH CF LLC (the "Company"), which comprise the balance sheet as of December 31, 2023, and the related statements of operations, changes in members' equity, and cash flows for the inception period of August 24, 2023 through December 31, 2023, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated and consolidating financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations, changes in members' equity and its cash flows for the inception period of August 24, 2023 through December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,



IndigoSpire CPA Group, LLC

IndigoSpire CPA Group, LLC
Aurora, Colorado

May 30, 2024

MRH CF, LLC
BALANCE SHEET
As of December 31, 2023

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Horse reserve funds receivable from Manager (see Note 4)		100,508
Total Current Assets		100,508

Non-Current Assets:

Horse assets, net of accumulated depreciation (see Note 2)	165,410
Total Non-Current Assets	165,410

TOTAL ASSETS	$	265,918

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)

Liabilities:

Current Liabilities:

Acquisition advances payable to Manager (see Note 4)	341,560
Total Current Liabilities	341,560
Total Liabilities	341,560

Members' Equity/(Deficit):

Membership in My Racehorse CA, LLC	-
Subscriptions in series, net of distributions (See Note 6)	-
Retained earnings/(Accumulated deficit)	(75,642)
Total Members' Equity/(Deficit)	(75,642)

TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$	265,918

MRH CF, LLC
STATEMENT OF OPERATIONS
For the period from August 24, 2023 (Inception) to December 31, 2023

Revenues	$	-
Cost of Revenues		(9,856)
Gross Profit/(Loss)		(9,856)
Operating Expenses:		
Depreciation		19,323
General and administrative		1,531
Total Operating Expenses		20,854
Income/(Loss) from Operations		(30,710)
Provision for Income Taxes		-
Net Income/(Loss)	$	(30,710)

MRH CF, LLC
STATEMENT OF CHANGES IN MEMBERS' DEFICIT
For the period from August 24, 2023 (Inception) to December 31, 2023

Balance at August 24, 2023 (inception)	(44,932)
Net loss	(30,710)
Balance at December 31, 2023	(75,642)

MRH CF, LLC
STATEMENT OF CASH FLOWS
For the period from August 24, 2023 (Inception) to December 31, 2023

Cash Flows from Operating Activities		
Net Income/(Loss)	$	(30,710)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:		
Depreciation		19,323
Change in horse reserve funds receivable from Manager		11,387
Net Cash Used in Operating Activities		-
Net Change in Cash		-
Cash at Beginning of Period		-
Cash at End of Period	$	-
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Supplemental Disclosure of Non-Cash Activities:		
Horse asset paid for by acquisition advance payable	$	214,200
Horse reserve funded by acquisition advance payable	$	111,894
Pre-inception expenses paid for by acquisition advance payable	$	15,466

MRH CF, LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2023 and for the period from August 24, 2023 (Inception) to December 31, 2023

NOTE 1: NATURE OF OPERATIONS

MRH CF, LLC (the "Master Series LLC") is an early-stage investment company established by the manager, Experiential Squared, Inc. (the "Series Manager"), to invest in individual interests in thoroughbred horses through underlying Series LLCs. The Master Series LLC aims to democratize the ownership of racehorses through a self-developed web-based platform and allow fans to experience racehorse ownership by investing in Series LLCs with other like-minded fans. The Master Series LLC is headquartered in Lexington, KY and was formed on August 24, 2023.

Since inception, the Company has relied on advances from the Series Manager and by raising capital to fund its operations. The Company will likely incur losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a Regulation CF securities campaign, capital contributions from the Series Manager and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). This is a standalone presentation of an individual Series under the Master Series LLC entity.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company has no cash and cash equivalents.

MRH CF, LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2023 and for the period from August 24, 2023 (Inception) to December 31, 2023

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2023, the Company has no outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years. Horse assets are depreciated using the straight-line method over 36 months with no estimated salvage value. A horse is treated as placed in service upon its acquisition by the Company.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2023, property and equipment consisted of the following:

Horse asset	214,200
Less: Accumulated depreciation	48,790
Horse asset, net	165,410

Accumulated depreciation as of December 31, 2023 incudes depreciation from the pre-inception period prior to the inception date while the horse asset was held by a related party.

Fair Value of Financial Instruments

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported on the balance sheet approximate their fair value.

Revenue Recognition

ASC Topic 606, "*Revenue from Contracts with Customers*" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide goods to customers. Revenues are recognized when control of the promised goods is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized through December 31, 2023.

Costs of Revenues

Costs of revenues include horse related expenses such as insurance, nominations and entry fees, stables and training, transportation and veterinary, depreciation, and gains/losses on horse disposals.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Cost

In accordance with Financial Accounting Standards Board ("FASB") ASC 720, "Other Expenses", organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred. The Company recorded a beginning members' deficit balance of $44,932 related to general

MRH CF, LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2023 and for the period from August 24, 2023 (Inception) to December 31, 2023

and administrative and depreciation expenses incurred prior to the Company's inception and attributable to the Company.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code (IRC), all taxable income or loss flows through to its members. However, the Company intends to elect for the Company to be treated as a separate subchapter C corporation for tax purposes. No tax provision has been recorded for the Company through the balance sheet date as it is in a taxable loss position and no future tax benefits can be reasonably anticipated.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits since inception, has members' deficit as of December 31, 2023 amounting to $75,642, and is dependent upon its Series Manager for financing its operations. The Company's financial performance is impacted by several key factors. Expenses such as training and care, veterinary, and depreciation are incurred from the date of acquisition; however, Company revenues will not commence until horses begins racing. Additionally, as the horse continues to mature, the Company will have increased opportunities to generate greater revenue to offset its ongoing expenses. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

In making this assessment, management weighed the significance of the factors, conditions, and events considered. Management based the conclusion primarily on the inception-to-date cumulative losses. These factors were determined to be the primary drivers of the Company's ability to sustain its operating costs in the near term. Management also performed an analysis of its operations through the issuance of these financial statements and funding options currently available to its Series Manager and its Series Manager's ability and intent to fund any operational needs for the coming year.

Management concluded that its plans successfully alleviate the substantial doubt to the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: ADVANCES FROM SERIES MANAGER

To fund its organizational and start-up activities as well as to advance funds on behalf of the Company to purchase horse asset, the Series Manager has covered the expenses and costs of the Company thus far on an interest-bearing revolving line of credit. The Series Manager is entitled to a 4.37% on the outstanding balance. The Company will evaluate when is best to repay the Series Manager depending on operations and fundraising ability. In general, the Company will repay the Series Manager for funds extended to acquire horse assets from the Company subscription proceeds (less the applicable management fee), as they are received. Additionally, the Series Manager maintains cash reserves on behalf of the Company to cover the expenses of the Company's operations.

As of December 31, 2023, the Company has the positions of borrowings and amounts owed to it by the Manager as follows:

Horse reserve account owed to Series	100,508
Horse acquisition loan owed to Manager	(341,560)
Net amount owed by series	(241,052)

NOTE 5: MEMBERS' EQUITY/(DEFICIT)

The Company has authorized an unlimited amount of membership interests for issuance. The Company has no subscriptions as of December 31, 2023.

The members of the Company will have certain rights with respect to the membership they subscribe to. The Company holds a single horse asset. A member is entitled to their pro rata share of the net profits derived from the horse asset after deduction of expense allocations, direct expenses attributable to the underlying horse asset, and the related party fees described in Note 6, based on their percentage of the total outstanding membership interests in the Company.

Distributions are recorded when declared. When a declared distribution is not yet paid as of a balance sheet date, it is recorded as a distribution payable liability. No distribution was declared as of December 31, 2023.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company entered into a series agreement (the "Series Agreement") with Experiential Squared, Inc. (the "Series Manager") and MRH CF, LLC (the "Master Series LLC"). Pursuant to the terms of the Series Agreement, the Series Manager will be responsible for directing the management and administration of the Company's business and affairs, managing its day-to-day affairs, and implementing its investment strategy.

Pursuant also to the Series Agreement, the Series Manager will earn the following fees related to the creation, management, governance, content production, and compliance aspects of the Company: (a) for each horse that is acquired on behalf of the Company, the Series Manager shall receive up to a 15% diligence and management fee and up to a 7.5% organizational and experiential fee on the initial capital contributions; and (b) the Series Manager may also be compensated with a management performance bonus equal to 10% of all gross proceeds from only stakes purse money and/or 5% of the final gross proceeds if the underlying asset has depreciated and 20% of the final gross proceeds if the underlying asset has appreciated.

The Company shall reimburse the Series Manager for all direct out-of-pocket expenses incurred by the Series Manager in managing the Company. Further, any members or affiliates of the Series Manager who incur out-of-pocket expenses on behalf of the Company shall also be reimbursed by the Company.

The Series Manager has advanced funds to the Company. See Note 4 for further discussions. Because this is a related party transaction, no guarantee can be made that the terms of the arrangement are at arm's length.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company has begun to raise capital through the issuance of up to 5,100 membership units in MRH CF LLC Series Visceral, as of March 22, 2024. The company has begun to raise capital through

MRH CF, LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2023 and for the period from August 24, 2023 (Inception) to December 31, 2023

the issuance of up to 13,333 membership units in MRH CF LLC Series Caldera as of May 3, 2024. The issuances are exempt from registration under Regulation CF.

Management's Evaluation
Management has evaluated subsequent events through May 30, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Exhibit E – Equine Co-Ownership Agreement

EQUINE CO-OWNERSHIP AGREEMENT

This Equine Co-Ownership Agreement ("Agreement") is entered into as of the Effective Date set forth in Schedule I by and between BIG PLAY LLC_ ("Co-Owner") and MRH CF LLC SERIES LAHAINA LUCK 22_("MRH"). Co-Owner and MRH are collectively referred to as the "Parties" or the "Co-Ownership" and individually as ("Party"). The Parties acknowledge and agree to the following facts:

A. MRH CF LLC is a Delaware series limited liability company managed by Experiential Squared, Inc., a Delaware corporation registered in Kentucky. Co-Owner is an LLC registered in_Ohio.

B. The Parties each hold an ownership interest in the horse described in Schedule I attached hereto (the "Horse") and the Parties ownership in the Horse is in the form of a Tenancy in Common in the ownership of a Chattel. MRH and _Big Play LLC shall own and jointly manage the Horse pursuant to the terms and conditions set forth in this Agreement.

C. The Parties to this Agreement each have adequate experience within the horse industry and with regard to the ownership of a racing operation. Each Party has been given the equal opportunity to independently inspect the Horse and request any available veterinarian records. Each Party has a right to review information concerning the Horse and contribute opinions and strategy regarding the management of the Horse.

D. The Parties acknowledge that MRH is a Manager Managed individual Series consisting of numerous fractional investors. MRH attempts to provide these investors with certain limited privileges such as stable visits of the Horse, updates regarding the Horse's health, training and race progress, access to the winner's circle in the event Horse wins a race, access to owner's clubs at applicable tracks, and access to the stabling paddock when Horse is running in a race all to the extent allowed by the applicable track. The Parties agree not to interfere with MRH's ability to provide these limited privileges.

NOW THEREFORE, in consideration of the mutual benefits and undertakings set forth in this Agreement, the Parties agree as follows:

1. **Formation of Co-Ownership**. The business of the Co-Ownership shall be conducted under the name set forth in Schedule I of this Agreement and the Horse shall race under the Racing Silks identified in Schedule I of this Agreement. The use of the term "Co-Ownership" to refer to the aggregate of persons owning the Horse as tenants in common pursuant to the terms and limitations of this Agreement is solely for convenience, and is not intended, and shall not be deemed to imply that such Co-Ownership constitutes a partnership, association, legal person or jural entity. FOR THE AVOIDANCE OF DOUBT, FRACTIONAL INVESTORS IN THE MRH INDIVIDUAL SERIES FOR THIS HORSE ("Shareholders") ARE NOT A CO-OWNER OR A PARTY UNDER THIS AGREEMENT.

2. **Relationship of the Parties Amongst Themselves**. The relationship of the Parties amongst themselves shall be that of tenants in common of the Horse subject to the terms and limitations herein. The Parties shall jointly manage the Horse and vote on major decisions regarding the Horse as outlined in Schedule I.

3. **Contributions and Percentage Ownership**. The Horse's respective ownership percentage and Purchase Price for MRH and the Co-Owner is reflected in Schedule I. Schedule I will specify whether the sale was pursuant to a private sale or pursuant to a public auction and whether there's a Bill of Sale. The Parties agree to cooperate in registering the Horse with the Jockey Club and paying the appropriate fees in proportion to the percentage of ownership.

4. **Warranty of Title and Indemnity**. The Parties warrant to one another that they will not encumber, hypothecate or take any action that will affect title to the Horse. The Parties shall keep the Horse free and clear from any liens, claims or encumbrances of any nature whatsoever including without limitation spousal claims under any applicable community property laws. Each Party further warrants and represents that there is no claim, action, suit, proceeding, arbitration, investigation or hearing or notice of hearing threatened or pending against the Party that is before any court, governmental body, administrative authority or any private arbitration tribunal that could affect in any way the Party's ownership interest in the Horse. In the event any claims or demands are made against the Horse, the Party causing the claim shall indemnify, defend and hold the other Party/Parties harmless against such claim or demand at its sole cost and expense, including reasonable attorney's fees which may arise by reason thereof.

5. **Commissions and Taxes**. Each Party shall disclose any and all commissions paid to or received by any individual arising from the acquisition of the Horse or relating to this Agreement in any way. Each Party shall be liable and shall

pay their own share of any taxes that may be due by reason of the sale and conveyance of the Horse upon the final sale of the Horse and dissolution of this Agreement.

6. **Insurance**. Each Party has their own right and responsibility to decide whether to insure (mortality or otherwise) and for what amount they will insure its ownership interest in the Horse.

7. **Ownership Privileges**. Each party shall be entitled to full ownership privileges that are available to a partial owner of a horse. MRH shall have the ability to pass along these ownership privileges, at its discretion, to the fractional investors in the Series LLC. With regard to merchandise, each Party is entitled to 100% of the proceeds of any merchandise sold by that Party. To the extent any of the above privileges are limited, such limitations shall be set forth in Schedule I and allocated on a pro-rata basis based on the percentage of ownership. MRH shall have the ability to pass along these ownership privileges, at its discretion, to the fractional investors in the Series LLC.

8. **Publicity Rights and Marketing Content**. Each Party agrees that its name, likeness and the name and likeness of the Horse may be used in marketing and commercial materials distributed by any other Party.

9. **Non-Circumvention**. The Parties to this Agreement agree that the names of MRH's Shareholders are part of a confidential customer list and trade secret. Accordingly, each Co-Owner agrees not to knowingly initiate direct or indirect contact with any of MRH's Shareholders with respect to investment opportunities in the Horse or other horses unless approval to do so is granted in writing on a case-by-case basis. Each Co-Owner agrees not to undertake any transaction or series of transactions of any kind with MRH's members or collect fees from MRH's members without the express prior written consent of MRH, which will not be unreasonably withheld.

10. **Right of First Refusal**. If a Party elects to sell ("Selling Party") his/her/its full or partial interest in the Horse to another third-party, such Selling Party shall first offer such fractional interest to the other Party (or Parties) in equal parts ("Non-Selling Party/Parties") on the same terms and conditions as are offered to such third party (the "Offered Terms"). Non-Selling Party/Parties shall have five (5) days which to accept such offer based upon the Offered Terms. If the Non-Selling Party/Parties do not accept said offer within said period, the Selling Party shall be free to sell such fractional interest to the third-party subject to the Offered Terms. If Selling Party does not enter into an agreement with the third party on the Offered Terms and such transaction does not close within thirty (30) days, the Selling Party's right to sell an interest in the Horse to such third party shall expire and the procedure set forth in this Section shall be applicable again. Any third party or new owner shall agree to be bound by the terms and conditions of this Agreement. It is not necessary that all Non-Selling Parties being offered the right of first refusal agree to accept the offer. It will suffice if any number of Non-Selling Parties agree to accept the offer as long as the full terms and conditions being offered to such third party are met. This Section does not apply to MRH's sale of ownership interests to MRH shareholders.

11. **Term**. The term of this Agreement is set forth in Schedule I and shall continue until the earlier to occur of the following: i) the Termination Date (if applicable) set forth in Schedule I unless it is extended unanimously by the parties ii) the date the Horse is sold by the Co-Ownership or acquired in a claiming race or by other legal means; iii) the death of the Horse; iv) the bankruptcy or insolvency of both Parties; or v) the dissolution of the Co-Ownership pursuant to a unanimous vote.

Upon termination or dissolution of the Co-Ownership, the affairs of the Co-Ownership shall be wound up and its assets liquidated in a reasonable manner. The assets of the Co-Ownership shall be applied to the following purposes in the following order: (a) to pay or provide for all amounts owed by the Co-Ownership to creditors other than one of the Parties, including without limitation, to pay for the expenses of winding up the Co-Ownership affairs; (b) to pay or provide for payment of amounts owed to any of the Parties (exclusive of Capital Accounts) under this Agreement or agreements validly entered into by the Parties; and (c) the balance, if any, shall be distributed to the Parties in accordance with their respective Capital Accounts. The winding up shall be conducted by the Parties . Upon making of all distributions required under this Agreement, the Parties shall execute, acknowledge, deliver and file of record all documents required to terminate the existence of the Co-Ownership under applicable law.

12. **Principal Office**. The principal office and place of business of the Co-Ownership is set forth in Schedule I.

13. **Subsequent Contributions**. Each Party shall be responsible for the timely payment of their pro-rata portion of all expenses incurred in connection with the Horse.

a.   Expenses include, but are not limited to the costs of board, feed, training, medications and supplements, veterinary costs, farrier costs, transportation, training, entry fees, jockey and trainer commissions, and professional fees.

b.   Nothing contained herein shall be construed as an impairment of a challenge to any expense for billing irregularities, services that were not performed correctly, defective goods, late delivered goods, or any other good cause. In the event of a refund, the Co-Owners shall receive their pro-rata share of such refund.

c.   If any Co-Owner (the "Defaulting Co-Owner") shall fail to pay all or any part of its share of an expense when due (the "Defaulting Co-Owner's Share") and MRH pays the Defaulting Co-Owner's share (the "Default Payment"), MRH shall give Defaulting Co-Owner a 15-day period (after written notice by certified mail) within which to reimburse MRH. At the end of the 15-day period referred to above, the fractional interests of each Co-Owner shall be adjusted pro rata to make up for the payment made by MRH as though the Defaulting Co-Owner's initial Capital Contribution had been an amount that equals the original Capital Contribution less the amount of the Default Payment. Similarly, MRH's fractional interest shall be adjusted upwards by the same amount. If the readjustment is not adequate to compensate for the Default Payment, MRH may pursue any other action permitted by law. If MRH is the Defaulting Party and a Co-Owner has paid a valid expense of the Co-Ownership, the Co-Owner may utilize the same remedies above to the extent allowed by law.

14. **Distributions**. Distributions shall be made in a timely manner pursuant to percentage of ownership.

15. **Co-Owners**. No Party shall have the power or authority to bind the Co-Ownership unless the Party has been authorized in writing by the Co-Ownership to act as an agent of the Co-Ownership. Meetings of the Parties shall be held as set forth in Schedule I.

16. **Full Sale of the Horse**. In the event that there is an offer to purchase 100% of the Horse from a third party, the Party receiving the offer must communicate it timely to the other Party/Parties. The Parties shall discuss the offer and decide unanimously if the offer shall be rejected, accepted or if a counteroffer shall be made. In the event a unanimous decision cannot be made with regard to the offer within 48 hours, and the holders of a majority in interest in the Horse would like to accept the offer, the majority interest may compel the sale of 100% of the Horse, but only if the following conditions are first met: 1) the holder(s) of the majority in interest inform(s) the other Party/Parties in writing of the offer terms (price, buyer and any other material terms) and their desire to sell the entire Horse and 2) the other Party/Parties has had 5 days from the date of the original third party offer to exercise their right of first refusal pursuant to Section 10 of this Agreement or alternatively to find another buyer willing to offer a larger purchase price.

17. **Tag Along**. This Section applies when a Party (or Parties) is/are contemplating a partial sale of the Horse to a third party (or third parties) that represents more than 50% of the total ownership in the Horse (referred to as "Sale of Majority Interest." In the event a Sale of Majority Interest is contemplated and the minority Owner (or Owners) do not want to exercise the right of first refusal to maintain majority control of the horse, the minority Owner (or Owners) may elect to require a tag along sale. First, the potential selling Owner(s) must attempt to request that the potential buyer purchase 100% of the horse at the offered price. If that potential buyer is unwilling to purchase 100% of the horse, the horse may still be sold but the sale must be apportioned according to the percentage of Ownership. For example, if the horse is owned 80% by Mr. White and 10% by Mr. Green and 10% by Mr. Orange and a third party offers to buy only 80% of the horse, then Mr. Green and Mr. Orange are entitled to each sell 8% and Mr. White would sell 64%.

18. **Authority.** The Parties executing this Agreement warrant and represent they have full right, power and authority to enter into this Agreement.

19. **Notice**. All notices or communications which are required or may be given pursuant to the terms of this Agreement shall be in writing and sent certified mail, return receipt requested, with postage prepaid, to the addresses set forth in Schedule I to this Agreement, or such other address or addresses as a Party shall have designated by notice to the other parties in writing. Written notice will also suffice via email if the email addresses being used are ones that are regularly utilized by the Parties for business communications. Notice will be effective on the date of actual, verifiable delivery of the Notice by one of the methods set forth above.

20. **Counterparts**. This Agreement may be executed in several counterparts, and all counterparts so executed shall constitute one Agreement, binding on all of the Parties hereto, notwithstanding that all of the Parties are not signatory to the original or the same counterpart.

21. **Survival of Rights**. This Agreement shall be binding upon, and, as to permitted or accepted successors, transferees and assigns, inure to the benefit of the Parties hereto and their respective shareholders, officers, directors, heirs, legatees, legal representatives, successors, transferees and assigns, in all cases whether by the laws of descent and distribution, merger, reverse merger, consolidation, sale of assets, other sale, operation of law or otherwise.

22. **Severability**. In the event any Section, or any sentence within any Section, is declared by a court of competent jurisdiction to be void or unenforceable and such sentence or Section shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in full force and effect.

23. **Construction and Section Headings**. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the parties hereto. The captions of the Sections in this Agreement are for convenience only and in no way define, limit, extend or describe the scope or intent of any of the provisions hereof, shall not be deemed part of this Agreement and shall not be used in construing or interpreting this Agreement.

24. **Law.** This Agreement shall be construed according to the laws of the Commonwealth of Kentucky.

25. **Pronouns and Plurals**. Whenever the context may require, any pronoun used in this Agreement should include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

26. **Entire Agreement**. This Agreement and the exhibits hereto constitute the entire agreement of the Parties with respect to, and supersede all prior written and oral agreements, understandings and negotiations with respect to, the subject matter hereof.

27. **Waiver**. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

28. **Attorneys' Fees**. In the event of any litigation, arbitration or other dispute related to or arising as a result of or by reason of this Agreement, the prevailing Party in any such litigation, arbitration or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable attorneys' fees, and all other costs and expenses incurred in connection with settling or resolving such dispute from the non-prevailing Party. Attorney's fees include any incurred on appeal in any matter or for any post judgment proceeding to collect or enforce a judgment.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

Big Play LLC
Kendall Myles
By: Kendall Myles
Title: Co Managing Member

MRH CF LLC / Series Lahaia Luck 22
Michael Behrens
By: Michael Behrens
Title: Manager


Schedule I

Effective Date (Closing Date):

Owners and percentage ownership:
MRH CF LLC Series Lahaina Luck 22 ___: 80%
BIG PLAY LLC: 20%

Purchase Price for each Owner:
Auction info (or Private Sale): Fasig Tipon May HIP
567
Purchase price paid by each Party:

MRH CF LLC Series Lahaina Luck 22 $168,000.00
BIG PLAY LLC $42,000.00
Purchase Value (if different than above):

Address for each Owner:
   MyRacehorse
120 Kentucky Avenue, Suite 110
Lexington, KY 40508

Principal Office of Co-Ownership: N/A

Horse Description:
      Registered name:
      Sex: Colt
      Color: Bay   Markings:
       Horse's foaling date: 4/10/22   Breed: Thoroughbred
       Registration number: Microchip# (if any):
       Passport # (if any):
   Co-Ownership Name: MyRacehorse and Big Play LLC
 Racing Silks: Rotation based pro-rata to ownership %
    Trainer or Boarding Farm: D. Wayne Lukas

Major Decision Rights: (U) = Unanimous Vote of the Co-Owners; (M) = Majority Vote (51%)
      •• Selection of Horse: U (due diligence and selection done by each Co-Owner)
      ••Training (Selecting/Changing the trainer): M
      ••Pre-racing Boarding: M
      ••Racing in Claiming Races (must be specifically authorized): U
      ••Authorization for Humane Destruction in non-emergency situation: U
      ••Gelding the Horse (if it's a colt): U
      ••Breeding the Horse: U
      ••Marketing and acquiring sponsorships: U, revenues split pro-rata
      ••Selling the Horse: (See Sections 10 & 17)

 Day-to-Day Activities:

 It is understood and acknowledged that the Co-Owners collectively have/will use their substantial race
 management expertise to select a trainer appropriate for the success of the Horse. The selection or removal of
 the trainer is by the majority vote of the Co-Owners. The trainer is hired by the Co-Owners and is jointly

delegated the authority by the Co-Owners to oversee the day-to-day training of the Horse in direct consultation with the Co-Owners, subject to the Major Decision Rights above and throughout this Agreement. The trainer is tasked with ordinary training duties such as physical training, dietary needs, routine veterinary care, transportation logistics and race/jockey options.

Each Co-Owner has the right and authority to contribute input and feedback to the trainer regarding such day-to-day activities, but it is each Co-Owner's individual responsibility to interact with the trainer regarding such decisions.

The person in charge of the care and custody of the horse can also make veterinary decisions when the horse is in a life-threatening situation and there is not sufficient time to contact the Co-Owners. It is understood that each Co-Owner shall receive notice of injuries and illnesses from the person in charge of the care and custody of the horse and is authorized to have communications with the veterinarian administering treatment.

Additional Acknowledgements/Agreements:

-Limitations on Ownership Privileges: Paddock passes on a pro-rata basis
-Termination Date or Date Horse will be sold at public auction: N/A
   -Special meetings of Co-Owners: As needed.

Exhibit F – Promissory Note

THE SECURITIES REPRESENTED BY THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.


PROMISSORY NOTE


$176,400.00   06/4/24
                                                                                 Lexington, Kentucky

FOR VALUE RECEIVED, MRH CF, LLC, a Delaware series limited liability company (the "Company"), promises to pay to Experiential Squared, Inc. (the "Holder"), sum of $176,400.00 together with (i) interest on the unpaid balance of this Promissory Note (the "Note") from time to time outstanding at the "Applicable Federal Rate (as defined in the Internal Revenue Code) of 4.55% per annum. Simple interest on this Note will be computed on the basis of the actual number of days elapsed and a year of 365 days.

This Note carries an Original Issue Discount ("OID") of $8,400.00, 5% of Principal. The OID is included in the initial principal balance of this Note and is deemed to be fully earned and non-refundable as of the date hereof. The purchase price for this Note shall be $168,000.00 (the "Purchase Price"), computed as follows: $176,400.00 original principal balance, less the OID.

This Note is subject to the following terms and conditions:

1.   **Background; Use of Funds; Definitions**. The proceeds of this Note shall be used for the purpose of (a) acquiring the horse Lahaina Luck 22 (the "Series Asset") from Holder and (b) any associated expenses of such acquisition. Upon creation of the Series Lahaina Luck 22 (as defined below), title to the Series Asset will be assigned from the Company to the Series Lahaina Luck 22, subject to the terms and conditions of this Note. As used in this Note, the following terms shall have the following definitions:

        (a)   "Distributable Cash" shall mean net proceeds after any management fee and sufficient working capital and related reserves. The Lahaina Luck 22 Series Manager shall evaluate Distributable Cash quarterly or at more frequent intervals, in its sole discretion. The amount of Distributable Cash shall be determined in the sole discretion of the Series Manager. Distributions of Distributable Cash to members of Series Lahaina Luck 22, when made, will be allocated among them in proportion to their Membership Interests in the Series.

        (b)   "Lien" shall mean the right of first claim against the Series Asset that will be provided to Holder should there be an Event of Default (as defined below) by the Company or should the offering associated with the Series Asset be terminated prior to the Offering Funding Date (as defined below). Upon repayment of the Note, the Holder right to implement the Lien shall become null and void.

(c)   "Membership Interest(s)" shall mean each Series Lahaina Luck 22 member's interest in the Series Lahaina Luck 22 which is represented by units of membership interest each having identical rights and privileges, except as otherwise provided in the Series Lahaina Luck 22 series agreement.

(d)   "Offering" shall mean the offer and sale of Series Lahaina Luck 22 Membership Interests.

(e)   "Offering Funding Date" shall mean the date on which the Offering for the Series Lahaina Luck 22 is fully funded through the Offering conducted by the Company.

(f)   "Series Lahaina Luck 22" shall mean a series of the Company created for purposes of holding the Series Asset.

2.   **Maturity.** Subject to Section 3 below, all principal, OID and any accrued interest (the "Note Balance") under this Note shall be due and payable within ten (10) business days of the Offering Funding Date (the "Maturity Date"). Provided however, that in the event that the Offering is funded through a series of closings, the Company reserves the right to prepay the Note in part as provided for in Section 4 prior to the Maturity Date

3.   Conversion.

(a)   Voluntary Conversion. At the election of the Holder, the Note Balance shall, at the Holder's option upon the Holder providing Company written notice thereof, be converted into the number of unsold Membership Interests in the Offering of Series Lahaina Luck 22 on the date of conversion. Upon such conversion of this Note, the Holder hereby agrees to execute and deliver to the Company all transaction documents related to the Offering, including a subscription agreement, series agreement and other ancillary agreements and having the same terms and conditions as those agreements entered into by the other purchasers of the Membership Interests.

(b)   Mechanics and Effect of Conversion. Upon conversion of this Note pursuant to this Section 3, the Holder shall surrender this Note, duly endorsed, at the principal offices of the Company or any transfer agent of the Company. Upon conversion of this Note, the Company will be forever released from all of its obligations and liabilities under this Note with regard to that portion of the principal amount and accrued interest being converted including without limitation the obligation to pay such portion of the principal amount and accrued interest.

4.   **Payment; Prepayment.** All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to Holder's collection expenses, next to late charges, then to accrued interest then due and payable and the remainder applied to principal. This Note may be prepaid in whole or in part at any time without penalty.

5.   **Events of Default; Remedies**.

(a)   The occurrence of any one or more of the following events shall be deemed an "Event of Default":

(i)   The failure to pay any amounts when due hereunder.

(ii)   The Company shall:

(iii)   Admit in writing its inability to pay its debts generally as they become due;

(1)   Make an assignment for the benefit of its creditors; or

(2)   Consent to the appointment of a receiver of itself or of the whole or any substantial part of its property.

(iv)   The Company shall file a petition or answer seeking reorganization or arrangement under the federal bankruptcy laws or any other applicable law or statute of the United States or any state or district or territory thereof.

(v)   A court of competent jurisdiction shall enter an order, judgment or decree appointing, without the consent of Company, a receiver for Company or of the whole or any substantial part of its property, or approving a petition filed against the Company seeking reorganization or arrangement under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any state or district or territory thereof, and such order, judgment or decree shall not be vacated or set aside or stayed within thirty (30) days from the date of the entry thereof.

(vi)   Under the provisions of any other law for the relief or aid of debtors, any court of competent jurisdiction shall assume custody or control of the Company or of the whole or any substantial part of their property, and such custody or control shall not be terminated or stayed within thirty (30) days from the date of assumption of such custody or control.

(vii)   A final judgment or order for the payment of money, or any final order granting equitable relief, shall be entered against the Company and such judgment or order has or will have a materially adverse effect on the financial condition of the Company.

(b)   Upon the occurrence of any Event of Default, the Holder may, at its election, exercise such remedies available to it under applicable law, including but not limited to the right to declare to declare immediately due and payable the entire unpaid principal sum of this Note, together with all accrued interest.

6.   **Transfer; Successors and Assigns.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Notwithstanding the foregoing, the Holder may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company. This Note may be transferred by Holder only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, a new note for the same principal amount and interest will be issued to, and registered in the name of, the transferee. Interest and principal are payable only to the registered holder of this Note.

7.   **Representations, Warranties and Covenants of the Company.** The Company hereby represents and warrants to the Holder as follows:

(a)   Organization, Good Standing and Qualification. The Company is a series limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Corporate Power. The Company will have, as of the date of this Note, all requisite corporate power to execute and deliver this Note and to carry out and perform its obligations under the terms of this Note and under the terms of each Note.

(c)   Authorization. This Note, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws.

8.   **Governing Law.** This Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

9.   **Notices.** Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if such notice

is addressed to the party to be notified at such party's address or facsimile number as set forth below or as subsequently modified by written notice.

10. **Amendments and Waivers.** Except as expressly provided in this Note, the Company does hereby waive presentment and demand for payment, protest, notice of protest and nonpayment, and notice of the intention to accelerate, and agrees that its liability on this Note shall not be affected by any renewal or extension in the time of payment hereof, by any indulgences, or by any release or change in any security for the payment of this Note. No term of this Note may be amended only with the written consent of the Company and the Holder. No provision of this Note may be amended, waived or otherwise modified unless such amendment, waiver or other modification is in writing and is signed or otherwise approved by the Company and Holder.

11. **Members and Managers Not Liable.** In no event shall any member, manager or employee of the Company or Manager be liable for any amounts due or payable pursuant to this Note.

12. **Counterparts.** This Note may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will constitute a single agreement.

13. **Action to Collect on Note.** If action is instituted to collect on this Note, the Company promises to pay all costs and expenses, including reasonable attorney's fees, incurred in connection with such action.

14. **Loss of Note.** Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it, and indemnity satisfactory to the Company (in case of loss, theft or destruction) or surrender and cancellation of such Note (in the case of mutilation), the Company will make and deliver in lieu of such Note a new Note of like tenor.

15. **Maximum Interest Rate.** Notwithstanding anything to the contrary contained herein, under no circumstances shall the aggregate amount paid or agreed to be paid hereunder exceed the highest lawful rate permitted under applicable usury law (the "Maximum Rate") and the payment obligations of Company under this Note are hereby limited accordingly. If under any circumstances, whether by reason of advancement or acceleration of the maturity of the unpaid principal balance hereof or otherwise, the aggregate amounts paid on this Note shall include amounts which by law are deemed interest and which would exceed the Maximum Rate, Company stipulates that payment and collection of such excess amounts shall have been and will be deemed to have been the result of a mistake on the part of both Company and Holder, and the party receiving such excess payments shall promptly credit such excess (to the extent only of such payments in excess of the Maximum Rate) against the unpaid principal balance hereof and any portion of such excess payments not capable of being so credited shall be refunded to Company.

[Signature Page Follows]

The parties have executed this Participation Promissory Note as of the date first set forth above.

COMPANY:
MRH CF, LLC By: Experiential Squared, Inc., its Manager
By: _Michael Behrens_
Name: Michael Behrens
Title: Chief Executive Officer
Address: 2456 Fortune Dr., Suite 110
Lexington, KY 40509

AGREED TO AND ACCEPTED:
THE HOLDER:
EXPERIENTIAL SQUARED, INC.
Michael Behrens
Name: Michael Behrens Title: Chief Executive Officer Address: 2456 Fortune Dr., Suite 110 Lexington, KY 40509

Exhibit G – Offering Page

myRacehorse
(https://myracehorse.dalmoredirect.com/)


IMPROBABLE COLT
Heading to Hall of Fame trainer D Wayne Lukas

$60

INVEST
(HTTPS://MYRACEHORSE.COM/APP/OFFERING/25015)
Offering Memorandum

OFFERED BY
DALMORE

"
THIS COLT HAS ALL OF THE TOOLS TO BE A NICE ONE. HE HAS A LOT OF MATURING TO DO, BUT WHEN HE DOES,

WATCH OUT!

- JOE MORAN
GLOBAL HEAD OF RACING


HIP # 567
WATCH HIS BREEZE
IMPROBABLE / LAHAINA LUCK (C)
05/17/24 10:26 AM


Colt
FOALED 4/10/2022


Trainer
D. WAYNE LUKAS


Kentucky
RACING CIRCUIT

Impressive two-year-old colt by multiple G1 winner Improbable joining Preakness winner Seize the Grey in Hall of Fame trainer D Wayne Lukas's barn.

READ FULL OVERVIEW HERE

Lahaina Luck '22, a striking son of first-year stallion Improbable, was picked up late in the Fasig-Tipton Midlantic May Two-Year-Olds in Training Sale by MyRacehorse for $210,000.

The acquisition came just three days after MyRacehorse's Seize the Grey took the second leg of the Triple Crown–the 149th G1 Preakness S.–and, like Seize the Grey, Lahaina Luck '22 will be turned over to Hall of Fame trainer D. Wayne Lukas. The legendary Lukas's accomplishments, still mounting at the age of 88, include four Grade 1 Kentucky Derbies, seven Preaknesses and four G1 Belmonts; plus 20 Breeders' Cup trophies, 25 Eclipse Awards for his trainees and four for himself, and nearly $297 million in lifetime earnings.

Lahaina Luck '22 breezed at two sales this spring–he went in :10.1 (https://obscatalog.com/2024/136/222.mp4) (out in :11 2/5, :24 2/5) at OBS April, traveling very greenly and seeming to not handle that synthetic track surface; then in :10.2 (https://www.youtube.com/watch?v=OnC11Ztj-uc) (out in :11 4/5, :25 2/5) over the slower track in Maryland while still displaying some greenness, but also good response to the rider's encouragement and one of the biggest stride lengths of the entire sale at 25.5 ft.

Physically, the colt is a very striking individual. He looks fast, but also extremely sturdy with great bone, a deep shoulder, a strong hip and hind leg. The MyRacehorse bloodstock team believes that the Apr. 10 foal has all the tools to be an exciting prospect once he matures mentally, and felt he had the right kind of build to blossom in the Lukas barn.

Improbable, the late son of City Zip whose first foals are two, was precocious enough to go three-for-three as a fall juvenile, capped by a win in the G1 Los Alamitos Futurity. He was second in both the G2 Rebel S. and G1 Arkansas Derby at three before competing in both the Kentucky Derby and Preakness, but did his best work at four. The Bob Baffert pupil strung together emphatic wins in the G1 Gold Cup at Santa Anita, G1 Whitney S. and G1 Awesome Again S. before finishing second to his stablemate and MyRacehorse's Horse of the Year Authentic in the 2020 G1 Breeders' Cup Classic–earning Beyer Speed Figures between 105 and 108 in each of those outings.

Improbable's 2-year-olds have sold for as much as $475,000 this juvenile sales season, and interestingly all eight of his sellers over $200,000 through the Fasig Midlantic sale have been colts.

This colt's dam Lahaina Luck is by none other than super sire Uncle Mo, who has been represented by two highest-level winners this year and two of the leading sophomores in the country in G1 Kentucky Oaks heroine Thorpedo Anna and Arkansas Derby romper Muth. Second dam Royal Lahaina (Chapel Royal) annexed the 2013 G2 Go For Wand H. going a mile on the dirt during a seven-win career in which she racked up more than $500,000 in earnings.

Lahaina Luck '22 will get approximately 60 days of post-sale down time at Rebecca Maker's Shantera Farm in Versailles, KY before returning to training at the farm and then joining the Lukas barn, most likely in Kentucky.




SEE FULL PEDIGREE HERE

(HTTPS://CDNB-MEDIA.MYRACEHORSE.COM/BLOG/APPLICATION/IMPROBABLECOLTPEDIGREE1_1717001188869.PDF)

MEDIA

FINANCIALS

SHARE PRICE	TOTAL OFFERING	MRH OWNERSHIP	EQUITY PER SHARE
$60	**$480,000**	**80%**	**0.01%**



● ASSET COST　　　　　　　　　　　　　　　　　−

> Includes the initial purchase price of the horse plus any sales and the associated bloodstock fee. Series Lahaina Luck 22 owns 80% of the underlying asset, which was purchased at auction for $210,00.00, plus a 5% bloodstock fee. Series Lahaina Luck '22 consists of 8,000 shares.

● BROKERAGE FEE　　　　　　　　　　　　　　+

● MANAGEMENT AND DUE DILIGENCE FEE　　　+

● ORGANIZATIONAL AND EXPERIENTIAL FEE　　+

● OPERATING EXPENSE RESERVE　　　　　　　+

The target raise for this offering is $120,000, and the maximum raise is $480,000. The share price breakdown shown above will remain the same regardless of the total amount of funds raised, as any unsold shares when the series closes will be purchased by our managing partner, Experiential Squared.

Funding Progress

$0 / $480,000

Funds Raised

FREQUENTLY ASKED QUESTIONS

How is Reg CF different from other MyRacehorse offerings? ‹

Historically, MyRacehorse.com Offerings have utilized Regulation A Tier II, and 506(c) for accredited investors. Through Dalmore, our registered broker-dealer, MyRacehorse is now able to utilize Regulation CF, which gives us the opportunity to bring our horses to market faster.

These offerings will have some differences that many MyRacehorse users will notice; unique investment caps, a funding progress bar, a comment section on the listing page, and additional communications regarding the disbursement process.

Why buy a racehorse through crowdfunding? ⌄

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This site is operated by Dalmore Group, LLC ("Dalmore Group"), which is a registered broker-dealer, and member of FINRA | SIPC, located at 530 7th Avenue, Suite 902, New York, NY 10018, please check our background on FINRA's **BrokerCheck** (https://brokercheck.finra.org/firm/summary/136352). All securities-related activity is conducted by Dalmore Group, LLC ("Dalmore Group"). Dalmore Group does not make investment recommendations and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest. Dalmore Group does not provide custody services in connection any investments made through the platform.

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Exhibit H – Management Services Agreement

MANAGEMENT SERVICES AGREEMENT

THIS MANAGEMENT SERVICES AGREEMENT (the "***Agreement***") is entered into effective as of the 7th day of August 2023 ("***Effective Date***") by and between Experiential Squared, Inc., a Delaware corporation ("***Manager***") and MRH CF, LLC, a Delaware series limited liability company ("***Company***").

RECITALS

WHEREAS, Manager is in the business of providing management and administration services;

WHEREAS, Company is in the business of purchasing, managing, and disposing of individual interests in racehorses (each an "***Asset***" and collectively, "***Assets***"); and

WHEREAS, Company desires to have Manager provide, manage and administer Company's operations and to license from Manager the right to use Manager's Platform (as defined below).

AGREEMENT

NOW THEREFORE, in consideration of the premises and the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, Company and Manager do hereby agree as follows:

1.   SERVICES AND FEES

1.1   For a payment of (i) ten percent (10%) of such Series' monthly gross proceeds from stakes races, payable in arrears by the fifteenth (15th) day of the following month (the "***Management Performance Bonus***"), and a one-time payment of a management/due diligence fee in in an amount to be determined on a Series-by-Series basis, payable at the closing of the sale of the Underlying Asset (the "***Management/Due Diligence Fee***"), (iii) and a one-time payment of a organizational/experiential fee in in an amount to be determined on a Series-by-Series basis, payable at the closing of the sale of the Underlying Asset (the "***Organizational/Experiential Fee***")and (iv), in connection with final sales of the Underlying Asset, in addition to the Management Performance Bonus, upon the sale of an Underlying Asset, the Manager shall receive 5% of the Final Sale Gross Proceeds if the Underlying Asset has depreciated and 20% of the Final Sale Gross Proceeds if the Underlying Asset has appreciated (the "***Final Gross Proceeds Fee***"), the Company hereby retains Manager for the purpose of rendering management and administration services and support and other management support needed for Company's and its Series' operations as described herein, as well as the right to license the Platform for the duration of this Agreement (collectively, the "***Management Services***"). "***Final Sale Gross Proceeds***" is defined as the sum of all money generated by the sale of a horse owned by a Series, prior to any deductions that have been made or will be used for expenses. The Underlying Asset appreciation is calculated as the Gross Sale Price minus the Gross Purchase Price.

1

1.2   Manager shall perform all Management Services for the account of and as exclusive agent of the Company. All Management Services shall be rendered using Manager's commercially reasonable efforts. Manager shall be Company's exclusive agent for the performance of the Management Services. Company agrees to permit Manager to perform the Management Services and to provide Manager access to the Company's facilities and personnel as are required to perform such Management Services.

2.   RESPONSIBILITIES OF COMPANY

2.1   Notwithstanding any provision to the contrary, Manager acknowledges that the selection, purchasing, management, and disposition of the Assets shall be under the direction and control of the Company.

2.2   Manager acknowledges that it shall be Company's sole responsibility to perform the following, and not the responsibility of Manager:

        (i)   Determining which Assets to select and purchase; and

        (ii)   Determining the amount of the selling price of the Assets upon disposition thereof.

2.3   Company shall be responsible for the following at its expense. In the event that the Company does not provide for the following or pay the related costs and expenses directly, the Company will promptly reimburse the party who actually pays them on behalf of the Company (and Manager is hereby authorized to make such payments):

        (i)   Cooperating with Manager in Manager's preparation of reports required by Company;

        (ii)   Cooperating with Manager in developing other business opportunities; and

        (iii)   Filing costs of obtaining necessary licenses and permits.

2.4   Company shall not solicit the services of, or employ or procure on behalf of another the employment of, any individual currently employed by Manager or under a service contract with Manager; nor shall Company engage in any other activity which would be in conflict with its obligations hereunder.

3.   RESPONSIBILITIES OF MANAGER AND LICENSE

In consideration of the compensation set forth in Section 1, Manager (i) shall furnish the services (the "***Management Services***") described in <u>Exhibit A</u> for the account of and as the exclusive agent of Company, and (ii) hereby grants to Company, during the term of this Agreement, a personal, limited, non-transferable, non-sublicensable, non-exclusive license to access and use Manager's My Racehorse website and app (the "***Platform***") in connection with Company's business and operations.

2

4. TERM

The term of this Agreement shall commence on the date hereof and shall have a term of one (1) year unless earlier terminated as provided for in Section 5. The term of this agreement shall be automatically extended for a series of additional one (1) year terms unless Company notifies the Manager in writing of its desire to terminate this Agreement at least sixty (60) days prior to the expiration of the current term.

5. DEFAULT AND TERMINATION

Either party shall be in default of this Agreement if it fails to perform any material term hereof and such failure is not cured within thirty (30) days after receipt of written notification of such failure from the party not in default. In the event of such failure to cure, the non-defaulting party shall have the right to terminate this Agreement immediately by written notice to the other party. This Agreement shall also terminate in the event Manager is terminated as the Company's Manager under Company's Series Limited Liability Company Agreement, as amended from time to time (the "***Company Agreement***").

6. ASSIGNMENT

Neither party shall assign this Agreement (by operation of law or otherwise), without the prior written approval of the other party, which consent may be withheld at the other party's sole and absolute discretion.

7. INDEMNIFICATION

7.1   Manager agrees to indemnify and hold the Company harmless for any and all claims, demands, actions, judgments, losses, costs, liabilities, or expenses, including reasonable attorneys' fees and costs of defense, in connection with any claim brought against the Company by any party as a result of any actions, or any failure to act on the part of Manager or any person acting under the direction and supervision of Manager constituting intentional misconduct or gross negligence, to the extent such liability is not covered by the Company's insurance.

7.2   The Company agrees to indemnify and hold Manager harmless for any and all claims, demands, actions, judgments, losses, costs, liabilities or expenses, including reasonable attorneys' fees and costs of defense in connection with any claim brought against Manager by any party as a result of any actions or inactions on the part of the Company or any person acting under the direction or supervision of the Company constituting intentional misconduct or gross negligence, to the extent such liability is not covered by Manager's insurance.

8. NOTICE

Any notice required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been properly made and delivered, if delivered personally, to the person to whom it is authorized to be given, when mailed first class, postage prepaid, certified or registered mail, return receipt requested, or when sent by e-mail or overnight courier service as follows:

If to Manager:

2456 Fortune Dr., Suite 110
Lexington, KY 40509
E-mail: michael@myracehorse.com

If to Company:

2456 Fortune Dr., Suite 110
Lexington, KY 40509
E-mail: michael@myracehorse.com

or to such other address as either party may from time to time specify by written notice to the other party. Any such notice shall be deemed to be given as of the date so delivered, if delivered personally, as of the date on which the same was deposited in the United States mail, postage prepaid addressed and sent as aforesaid, or on the date received if sent by electronic facsimile or overnight courier service.

9. CONFIDENTIALITY

9.1   Each party recognizes and acknowledges that, by virtue of entering into this Agreement and providing services to the other hereunder, Company and Manager may have access to certain information of the other party that is confidential and constitutes valuable, special and unique property. Each party agrees that it will not at any time, either during or subsequent to the term of this Agreement, disclose to others, use, copy or permit to be copied, without the other party's express prior written consent, except pursuant to the fulfillment of such party's duties hereunder, any confidential or proprietary information of either party, including, but not limited to, information which concerns Company's costs or investment methods developed by Manager for the Company, and which is not otherwise available to the public.

9.2   Except for disclosure to such party's legal counsel, accountant or financial advisors, neither party shall disclose the terms of this Agreement to any person who is not a party or signatory to this Agreement, unless disclosure thereof is required by law or otherwise authorized by this Agreement or consented to by the other. Unauthorized disclosure of the terms of this Agreement shall be a material breach of this Agreement.

10. MISCELLANEOUS

10.1   Each party represents to the other that the execution, delivery and performance of this Agreement by such party has been duly and validly authorized and that this Agreement constitutes the valid and enforceable obligation of such party in accordance with its terms.

10.2   This Agreement contains the entire agreement between the parties with respect to the subject matter hereof. All prior negotiations and understandings are merged herein. This agreement may not be modified unless agreed to in writing signed by both parties hereto. Should any part of this Agreement be declared invalid by a court or regulatory body of competent jurisdiction, such decision shall not affect the validity of the remaining parts, and they shall remain in full force and effect.

10.3   This Agreement shall be construed and enforced according to the laws of the State of California without reference to its conflicts of laws provisions. In the event any litigation or arbitration arises out of this Agreement, jurisdiction and venue shall lie in the County of San Diego, California.

10.4   The parties acknowledge that they have independently negotiated the provisions of this Agreement, that they have relied upon their own counsel as to matters of law and application and that neither party has relied on the other party with regard to such matters. The parties expressly agree that there shall be no presumption created as a result of either party having prepared in whole or in part any provisions of this Agreement.

10.5   Any rights or remedies of either party in the event of default are intended to be cumulative rather than exclusive. Moreover, if either party chooses not to insist upon strict performance of any provision of this Agreement, such choice shall not impair its rights to insist on strict performance in the event of subsequent acts of default and the waiver by a party of any breach of any provision of this Agreement by the non-breaching party shall not operate or be construed as a waiver of any subsequent breach by that party.

10.6   Manager is to act as an independent contractor of the Company in providing the services specified in this Agreement. Nothing in the Agreement shall be construed to constitute either party as the employee or joint venturer of the other. Neither party has the right to bind the other party or make any promises or representations on behalf of the other party except as specifically set forth in this Agreement or the Company Agreement.

10.7   Section headings and captions contained in this Agreement are for reference purposes only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

10.8   This Agreement may be executed in one or more counterparts all of which together shall constitute one and the same Agreement.

10.9   This Agreement is not intended and shall not be construed as granting any rights, benefits or privileges to any Person not a party to this Agreement.

10.10   If either party hereto is delayed or hindered in, or prevented from, the performance of any obligation hereunder by reason of fire, strikes, lockouts, severe weather, earthquakes, other acts of God, labor troubles or shortages, inability to procure materials or supplies, restrictive governmental laws or regulations, riots, insurrection, war, acts of terrorists or other reasons of a like nature not the fault of the party delayed in performing work or doing acts required under the terms of this Agreement, then performance of such acts shall be excused for the period of the delay and for a reasonable time thereafter, and the period of the performance of any such act shall be extended for a period equivalent to the period of such delay.

10.11   Each party to this Agreement (i) understands that this Agreement contains legally binding provisions, (ii) acknowledges that this Agreement was prepared by Procopio, Cory,

Hargreaves & Savitch LLP ("*PCHS*") in its capacity solely as counsel to the Company, (iii) acknowledges PCHS represents the Company and not any other person, including Manager or any other party, with respect to this Agreement and all other matters, (iv) has had the opportunity to consult with a lawyer, and (v) has either consulted a lawyer or consciously decided not to consult a lawyer.

[*Remainder of Page Intentionally Left Blank; Signature Page Follows.*]

126256-00000001/7240885.3

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the Effective Date.

COMPANY:

MRH CF, LLC

By: *Michael Behrens*
Name: Michael Behrens
Title: CEO

MANAGER:

EXPERIENTIAL SQUARED, INC.

By: *Michael Behrens*
Name: Michael Behrens
Title: CEO

[SIGNATURE PAGE TO MANAGEMENT SERVICES AGREEMENT]

126256-00000001/7240885.3

EXHIBIT A

MANAGEMENT SERVICES

The Management Services to be provided by Manager shall include the following:

1.   <u>Racehorse and Stable Management</u>. Manager employs and hires advisors that are experts in horse racing and will work with the horse stakeholders including but not limited to the trainer, assistant trainer, vet, farm manager and jockey to drive performance. Manager also employs and hires advisors that are experts in race selection analysis and analytics.

2.   <u>Experiential and Marketing Services</u>. Manager provides the following experiential and marketing services to members:

   a.   <u>Horse Updates</u>. Horse racing updates delivered via the MyRacehorse App.

   b.   <u>Owners Perk and Privilege Allocations and Management</u>: Working with the race tracks to secure and via the app distribute these perks using the MyRacehorse App Owner lottery.

   c.   <u>Race Day Experiences</u>: From time to time, when large groups of owners are intended to attend the races, the manager will send staff to concierge the owners to the Paddock and Winners Circle.

3.   <u>Operating Budget</u>. Assist Company with preparation of an operating budget.

4.   <u>Records Maintenance</u>. Provide financial records organization and retention for Company.

5.   <u>Billing and Collections; Pricing; Cash Management</u>. Provide billing and collection services for Company. Manage the Company's cash and make payments on behalf of Company, including making such payments as are Company's responsibility as forth in Section 2.3 and this <u>Exhibit A</u>, and making such payments to Manager as are the responsibility of Company under this Agreement. Manager shall bill for Company's services on behalf of Company and collect fees for such services into an account accessible by Manager, and Manager shall remit to Manager out of such account the amounts required by this Agreement.

6.   <u>Administration</u>.   General administration services, including general office administration, reception, scheduling, clerical services, managing inventory and overhead and negotiating contracts. Administer and pay, at Company's expense, Company's accounts payable.

7.   <u>Permits and Licenses</u>. Assist with obtaining or renewing all necessary licenses and permits, and otherwise assist in compliance with all applicable federal, state and local laws, rules and regulations, with any fees payable by Company.

8.   <u>Procurement of Equipment and Software</u>. Purchase, at the Company's expense, all equipment and any related software necessary for the operation of the Company's business and maintain the same, pursuant to an approved budget.

9. <u>Human Resources Services</u>. Assist Company with respect to the hiring, discipline and discharging of all personnel employed or engaged by the Company and assist the Company with the provision of staff orientation and education.

10. <u>Accounting Services</u>. Provide financial services including, but not limited to, bookkeeping, record creation and maintenance, collection, banking, accounting, budget development, auditing and tax return preparation; provided this shall not include personal income tax returns. Provide monthly billing, collection and revenue reports to Company, as well as such other accounting services as are reasonably required.

11. <u>Filing of Reports</u>. Provide Company with such information as Manager possesses in order to assist Company in the preparation and filing of all forms, reports, and returns required by law, and preparation and filing of such reports as shall be agreed between Company and Manager.

12. <u>Insurance.</u> Procure, at Manager's expense, appropriate policies of insurance coverage for the Company's business (E&O).

13. <u>Leasing Space</u>. Procure, at the Company's expense, space for the Company's operations, as well as required fixtures.

14. <u>Supplies</u>. Procure, at the Company's expense, the office supplies and consumables required for Company's business.

15. <u>Additional Services</u>. Provide other services as may be agreed upon from time to time by the parties hereto, at such additional cost (if any) as shall be agreed by the parties. Such additional services may include, for a flat fee, consulting with Company regarding marketing, ways to improve the number of start-ups attracted by Company, as well as enhancing the visibility, quality of service and reputation of Company.

Manager represents and agrees that the foregoing are intended to include all necessary Management Services for Company and should be broadly construed, and, consistent with Section 3, Manager shall bear the costs and expenses of providing all Management Services set forth on this <u>Exhibit A</u>, except as specifically excluded in this <u>Exhibit A</u>.